Filed Pursuant to Rule 424(b)(5)
Registration No. 333-112314

PROSPECTUS SUPPLEMENT	REVISED U.S. OFFER TO EXCHANGE
(To Prospectus dated April 9, 2004)

Offer to Exchange

all ordinary shares, nominal value €3.82 per share, including ordinary shares represented by American depositary shares,
of
Aventis

Pursuant to the revised terms of the exchange offer, Sanofi-Synthelabo is offering:

•	0.8333 of a newly issued ordinary share, nominal value €2 per share, of Sanofi-Synthelabo and €20.00 in cash, without interest, in exchange for each ordinary share of Aventis tendered; and

•	1.6667 newly issued American depositary shares, or ADSs (each ADS representing one-half of one Sanofi-Synthelabo ordinary share), of Sanofi-Synthelabo and an amount in U.S. dollars equal to €20.00, in cash, without interest, in exchange for each Aventis ADS (each Aventis ADS representing one Aventis ordinary share) tendered.

This revised exchange offer includes a mix and match election feature that allows holders of Aventis ordinary shares, including Aventis ordinary shares represented by Aventis ADSs, to elect to receive, in lieu of the mix of consideration described above:

•	1.1739 newly issued Sanofi-Synthelabo ordinary shares in exchange for each Aventis ordinary share tendered; or 2.3478 newly issued Sanofi-Synthelabo ADSs in exchange for each Aventis ADS tendered; or

•	€68.93 in cash, without interest, in exchange for each ordinary share of Aventis tendered; or an amount in U.S. dollars equal to €68.93, in cash, without interest, in exchange for each Aventis ADS tendered.

The mix and match elections are subject to proration and allocation adjustments that will ensure that, in the aggregate (and subject to adjustment if Aventis approves any dividend or interim dividend having a payment or ex-dividend date before the settlement of the offers), 71% of the Aventis ordinary shares (including Aventis ordinary shares underlying the Aventis ADSs) tendered in the revised U.S. offer and the concurrent revised French offer and revised German offer will be exchanged for Sanofi-Synthelabo ordinary shares (including Sanofi-Synthelabo ordinary shares underlying Sanofi-Synthelabo ADSs) and 29% will be purchased for cash. See “The Revised U.S. Offer — Mix and Match Election”.

If Aventis approves any dividend or any interim dividend in respect of the Aventis ordinary shares, including Aventis ordinary shares represented by Aventis ADSs, that has a payment or ex-dividend date before the settlement of the revised offers, the consideration offered in exchange for each Aventis ordinary share and each Aventis ADS tendered will be reduced by an amount equal to the net value of the dividend payable per Aventis ordinary share in the manner described under “The Revised U.S. Offer — Consideration Offered after Approval of Aventis Dividends”. In respect of any Sanofi-Synthelabo ordinary share, including any Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs, that you receive in exchange for the Aventis ordinary shares or the Aventis ADSs that you tender in this revised exchange offer, you will be entitled to receive any annual dividend with respect to Sanofi-Synthelabo’s 2003 results that is declared on the Sanofi-Synthelabo ordinary shares and any other dividend that is paid after the settlement of this revised exchange offer. See “The Revised U.S. Offer — Entitlement to Sanofi-Synthelabo Dividends”.

The revised U.S. offer will expire at 5:00 p.m., New York City time, on June 30, 2004, unless it is extended or is withdrawn prior to that time. You may withdraw any Aventis securities tendered at any time prior to the expiration time.

Sanofi-Synthelabo is offering to acquire all of the outstanding Aventis ordinary shares through three separate offers. See “The Revised U.S. Offer — The Revised U.S. Offer, the Revised French Offer and the Revised German Offer”. Together, these revised offers are being made for all issued and outstanding Aventis ordinary shares, including Aventis ordinary shares represented by Aventis ADSs, and all Aventis ordinary shares that are or may become issuable prior to the expiration of the revised offers due to the exercise of outstanding Aventis subscription stock options or the exercise of outstanding Aventis warrants (Bons de souscription d’actions, or BSAs). Sanofi-Synthelabo will issue up to approximately 158,333,333 Sanofi-Synthelabo ordinary shares (including Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs) pursuant to this revised U.S. offer. The completion of the revised offers is subject to a minimum tender condition, among others. For a discussion of these conditions, see “The Revised U.S. Offer — Conditions to the Revised U.S. Offer”. Subject to applicable law and regulations, we reserve the right to modify or waive this condition in our discretion.

For a discussion of the risk factors that you should consider carefully in evaluating the revised U.S. offer, see “Risk Factors” beginning on page 18.

Sanofi-Synthelabo ordinary shares are listed on Euronext Paris and the New York Stock Exchange, or NYSE, and trade on the Premier Marché of Euronext Paris under the symbol “SAN”. Sanofi-Synthelabo ADSs are listed on the NYSE and trade under the symbol “SNY”.

Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with this offer or has passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense in the United States.

The Joint Dealer-Managers for the U.S. offer are:

Merrill Lynch & Co.	BNP PARIBAS

The date of this prospectus supplement is May 27, 2004.

CERTAIN DEFINED TERMS

Unless otherwise specified or if the context so requires:

•	References in this prospectus supplement to the “revised U.S. offer” refer to the U.S. offer on the terms and conditions set forth in this prospectus supplement. References to the “original U.S. offer” refer to the U.S. offer on the original terms and conditions set forth in the prospectus dated April 9, 2004.

•	References to “Sanofi-Synthelabo,” the “company,” “we,” “us” or “our” refer to Sanofi-Synthelabo, a French société anonyme, and, where applicable, its consolidated subsidiaries.

•	References to “Aventis” refer to Aventis, a French société anonyme, and, where applicable, its consolidated subsidiaries.

•	References to “Aventis securities” refer collectively to the Aventis ordinary shares and the Aventis ADSs.

•	References to “Sanofi-Synthelabo securities” refer collectively to the Sanofi-Synthelabo ordinary shares and the Sanofi-Synthelabo ADSs.

•	References to “Aventis BSAs” refer to the series of Aventis warrants (Bons de souscription d’actions) that were issued to two employee funds, the units of which were subscribed by German employees. For the avoidance of doubt, the term “Aventis BSAs” does not include any warrants that would be issued if Aventis shareholders were to approve the eleventh resolution, as amended at any time, included in the notice of the general meeting of shareholders published in the Bulletin des Annonces Légales Obligatoires, or BALO, on April 9, 2004, relating to the issuance of warrants, or any other resolution having an equivalent purpose or effect.

•	References to the “related U.S. offer documents” refer collectively to the form of acceptance, the ADS letter of transmittal and the notice of guaranteed delivery included with this document.

•	References to “Merrill Lynch (France)” refer to Merrill Lynch Capital Markets (France) S.A.S., an affiliate of Merrill Lynch & Co.

INFORMATION INCORPORATED BY REFERENCE

This prospectus supplement and the prospectus dated April 9, 2004 incorporate important business and financial information about Sanofi-Synthelabo and Aventis by reference and, as a result, this information is not included in or delivered with this prospectus supplement or the prospectus dated April 9, 2004. For a list of those documents that are incorporated by reference into this prospectus supplement, see “Additional Information for Securityholders — Incorporation of Certain Documents by Reference” on page 109; for a list of those documents that are incorporated by reference into the prospectus dated April 9, 2004, see “Additional Information for Securityholders — Incorporation of Certain Documents by Reference” on page 150 of the prospectus dated April 9, 2004.

Documents incorporated by reference are available from us upon oral or written request without charge. You may also obtain documents incorporated by reference into this prospectus supplement and/or the prospectus dated April 9, 2004 from the Internet site of the United States Securities and Exchange Commission, or SEC, at the URL (or uniform resource locator) http://www.sec.gov or by requesting them in writing or by telephone from the information agent for the revised U.S. offer:

MacKenzie Partners, Inc.

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
Call Toll-Free: (800) 322-2885
Email: proxy@mackenziepartners.com

To obtain timely delivery of these documents, you must request them by no later than June 23, 2004.

In deciding whether to tender your Aventis securities in the revised exchange offer described in this prospectus supplement, you should rely only on the information contained or incorporated by reference into this prospectus supplement and/or the prospectus dated April 9, 2004 or in the related U.S. offer documents. Sanofi-Synthelabo has not authorized any person to provide you with any information that is different from, or in addition to, the information that is contained in this prospectus supplement and/or the prospectus dated April 9, 2004 or in the related offer documents.

The information contained in this prospectus supplement speaks only as of the date indicated on the cover of this prospectus supplement unless the information specifically indicates that another date applies.

REGULATORY STATEMENT

The revised exchange offer described in this prospectus supplement is subject to the applicable laws and regulations of France, including the rules and regulations of the Autorité des marchés financiers, or AMF, the applicable laws and regulations of Germany, including the German Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz), and the applicable laws and regulations of the United States, including the tender offer rules applicable to equity securities registered under Section 12 of the United States Securities Exchange Act of 1934, as amended, or the Exchange Act. This prospectus supplement, together with the related prospectus dated April 9, 2004, constitutes a prospectus under Section 5 of the United States Securities Act of 1933, as amended, or the Securities Act, with respect to the Sanofi-Synthelabo ordinary shares to be issued on completion of the revised U.S. offer. References in this prospectus supplement to the rules and regulations of, and filings made with, the AMF, include the rules and regulations of, and filings made with, the former Conseil des marchés financiers, or CMF, and the former Commission des opérations de bourse, or COB, as applicable. The CMF and the COB were merged to form the AMF, effective as of November 24, 2003.

This prospectus supplement does not constitute an offer to sell securities and it is not soliciting an offer to buy securities, nor shall there be any sale or purchase of securities pursuant hereto, in any jurisdiction in which such offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the laws of any such jurisdiction.

This prospectus supplement has not received the visa of the French Autorité des marchés financiers, or AMF, or the German Bundesanstalt für Finanzdienstleistungsaufsicht, or BAFin. Accordingly, this prospectus supplement may not be used to make offers or sales in France or Germany in connection with any offer described herein.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is a prospectus supplement, which describes the revised terms and conditions of our revised U.S. exchange offer, and also supplements and updates information contained in the related prospectus dated April 9, 2004 and the documents incorporated by reference into that prospectus. Except as revised and superseded by this prospectus supplement, the information contained in the related prospectus dated April 9, 2004 remains in full force and effect. You should read this prospectus supplement together with the related prospectus dated April 9, 2004, which accompanies this prospectus supplement or which you have received previously from us or our appointed agents. This prospectus supplement, together with the related prospectus dated April 9, 2004, constitute a prospectus under Section 5 of the Securities Act with respect to the Sanofi-Synthelabo ordinary shares to be issued on completion of the revised U.S. offer. To obtain additional copies of the prospectus dated April 9, 2004, which are available upon oral or written request without charge, please contact the information agent at the address and telephone numbers given above and on the back cover of this prospectus supplement.

TABLE OF CONTENTS

Presentation of Certain Financial and Other Information	i
Aventis Information	i
Accounting Principles	i
Currencies	ii
No Internet Site Is Part of This Prospectus Supplement	ii
Questions and Answers About the Revised U.S. Offer	iii
Summary	1
Summary Selected Historical Consolidated Financial Data of Sanofi-Synthelabo and Aventis	9
Selected Unaudited Pro Forma Condensed Combined Financial Information	10
Comparative Per Share Market Information	13
Summary Selected Comparative Historical and Pro Forma Per Share Data	15
Exchange Rate Information	17
Risk Factors	18
Cautionary Statement Concerning Forward-Looking Statements	24
Recent Developments	25
Dividends	25
Sale of Arixtra® and Fraxiparine®	25
Aventis Litigation Relating to the French Offer	25
Aventis Litigation Relating to the U.S. Offer	25
Sanofi-Synthelabo’s 2004 First Quarter Sales	26
Aventis 2004 First Quarter Results	26
Agreement Between Aventis and Sanofi-Synthelabo to Create Sanofi-Aventis	26
European Commission Competition Approval	26
Request for Additional Information from the U.S. Federal Trade Commission	26
Postponement of General Meetings of Shareholders	27
AMF Clearance Decision and Grant of Visa	27
Background and Reasons for the Revised Offers	28
Background of the Revised Offers	28
Past Contacts, Transactions, Negotiations and Agreements	35
Reasons for the Revised Offers	38
Financial Analysis of the Revised Offers	41
Preliminary Information	41
Financial Analyses of the Standard Entitlement	42
Financial Analyses of the All Cash Election	43
Financial Analyses of the All Stock Election	46
Financial Analyses Not Used	49
The Revised U.S. Offer	50
The Revised U.S. Offer, the Revised French Offer and the Revised German Offer	50
Terms of the Revised U.S. Offer	51
No Fractional Shares	52
Mix and Match Election	52
Consideration Offered after Approval of Aventis Dividends	58
Entitlement to Sanofi-Synthelabo Dividends	61
Ownership of Sanofi-Synthelabo after Completion of the Revised Offers	61
Conditions to the Revised U.S. Offer	62

TOC-1

Grounds for Withdrawing the Revised Offers; Return of Tendered Aventis Securities	64
Expiration Date; Extension of the Revised U.S. Offer	64
Publication of Results; Subsequent Offering Period	65
Procedures for Tendering Aventis ADSs	66
Procedures for Tendering Aventis Ordinary Shares	68
Effects of Tender	68
Other Requirements	69
Determination of Validity	69
Withdrawal Rights	70
Acceptance and Return of Aventis Securities	70
Delivery of Sanofi-Synthelabo Ordinary Shares, Sanofi-Synthelabo ADSs and Cash; Settlement Date	71
Fees and Expenses	71
Listing of Sanofi-Synthelabo Ordinary Shares and Sanofi-Synthelabo ADSs	73
Treatment of Aventis Stock Purchase Options, Aventis Stock Subscription Options and Aventis BSAs	73
Treatment of Aventis’s Employee Savings Plans and Employee Share Purchase Plans	75
Regulatory Approvals	76
Accounting Treatment	76
Effect of the Revised Offers on the Market for Aventis Securities	76
Appraisal Rights	77
Source and Amount of Funds	78
Unaudited Pro Forma Condensed Combined Financial Statements of Sanofi-Synthelabo and Aventis	80
Regulatory Matters	96
Competition and Antitrust	96
Stock Exchanges	98
Securities Regulatory Authorities	98
Interests of Directors, Executive Officers and Affiliates	100
Interests of Directors, Executive Officers and Affiliates of Sanofi-Synthelabo	100
Market Price and Dividend Data	101
Market Prices	101
Dividends	103
Non-GAAP Financial Measure	105
Adjusted Net Income	105
Validity of the Securities	109
Experts	109
Additional Information for Securityholders	109
Where You Can Find More Information	109
Incorporation of Certain Documents by Reference	109
Service of Process and Enforceability of Civil Liabilities Under U.S. Securities Laws	111
Who Can Help Answer My Questions?	111

TOC-2

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

AVENTIS INFORMATION

      Sanofi-Synthelabo has included in this prospectus supplement information concerning Aventis known to Sanofi-Synthelabo based on publicly available information (primarily filings by Aventis with the SEC and the AMF). Non-public information concerning Aventis was generally not available to Sanofi-Synthelabo for the purpose of preparing this prospectus supplement. Publicly available information concerning Aventis may contain errors. Sanofi-Synthelabo has no knowledge that would indicate that any statement relating to Aventis contained or incorporated by reference into this prospectus supplement is inaccurate or incomplete. However, Sanofi-Synthelabo was not involved in the preparation of those statements and cannot verify them. Pursuant to Rule 409 under the Securities Act and Rule 12b-21 under the Exchange Act, Sanofi-Synthelabo has requested that Aventis provide Sanofi-Synthelabo with information required for complete disclosure regarding the businesses, operations, financial condition and management of Aventis. Sanofi-Synthelabo will amend or further supplement this prospectus supplement to provide any information that Sanofi-Synthelabo receives from Aventis, if Sanofi-Synthelabo receives the information before the revised U.S. offer expires and Sanofi-Synthelabo considers it to be material, reliable and appropriate. As of the date of this prospectus supplement, no such information has been received from Aventis.

ACCOUNTING PRINCIPLES

Sanofi-Synthelabo

      Sanofi-Synthelabo prepares its consolidated financial statements in accordance with French generally accepted accounting principles (commonly known as French GAAP), which differ in certain significant respects from United States generally accepted accounting principles (commonly known as U.S. GAAP). For a detailed discussion of the differences between French GAAP and U.S. GAAP as they relate to Sanofi-Synthelabo’s consolidated financial statements, and for a reconciliation of net income and shareholders’ equity and condensed consolidated U.S. GAAP statements of income and balance sheets, as of the dates and for the periods indicated, please see Note G to Sanofi-Synthelabo’s audited consolidated financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2003, which is incorporated by reference into this prospectus supplement. See “Additional Information for Securityholders — Incorporation of Certain Documents by Reference” on page 109.

Aventis

      Aventis prepares its consolidated financial statements in accordance with French GAAP. For a detailed discussion of the differences between French GAAP and U.S. GAAP as they relate to Aventis’s consolidated financial statements, and for a reconciliation of net income and shareholders’ equity and condensed consolidated U.S. GAAP statements of income, balance sheets and cash flow statements, as of the dates and for the periods indicated, please see Note 34 to Aventis’s audited consolidated financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2003, which is incorporated by reference into this prospectus supplement. See “Additional Information for Securityholders — Incorporation of Certain Documents by Reference” on page 109.

i

CURRENCIES

In this prospectus supplement, unless otherwise specified or the context otherwise requires:

•	“$,” “U.S. $” or “U.S. dollar” each refers to the United States dollar; and

•	“€” or “euro” each refers to the euro, the single currency established for members of the European Economic and Monetary Union, or the EMU, since January 1, 1999.

Each of Sanofi-Synthelabo and Aventis publishes its consolidated financial statements in euros. This prospectus supplement may contain translations of some euro amounts into U.S. dollars. These amounts are provided solely for your convenience. On May 27, 2004, the most recent practicable date prior to the date of this document, the Federal Reserve Bank of New York noon buying rate was €1.00 = $1.2274. See “Exchange Rate Information” for additional information regarding the exchange rates between the euro and the U.S. dollar.

NO INTERNET SITE IS PART OF THIS PROSPECTUS SUPPLEMENT

Each of Sanofi-Synthelabo and Aventis maintains an Internet site. The Sanofi-Synthelabo Internet site is at the URL http://www.sanofi-synthelabo.com. The Aventis Internet site is at the URL http://www.aventis.com. Information contained in or otherwise accessible through these Internet sites is not a part of this prospectus supplement. All references in this prospectus supplement to these Internet sites are inactive textual references to these URLs and are for your information only.

QUESTIONS AND ANSWERS ABOUT THE REVISED U.S. OFFER

Q:	What is the purpose of this document and how does it relate to the prospectus dated April 9, 2004?

A:	This document is a prospectus supplement. It should be read together with the related prospectus dated April 9, 2004, which you will also have received, either with this document or previously. We are sending you this prospectus supplement because we have revised and improved the terms of the U.S. offer described in the related prospectus dated April 9, 2004. This prospectus supplement describes the terms and conditions of that revised U.S. offer. This prospectus supplement also updates information contained in the related prospectus dated April 9, 2004. However, this prospectus supplement does not contain all the information contained in the related prospectus dated April 9, 2004 and to understand fully the revised U.S. offer, the businesses of Sanofi-Synthelabo and Aventis, and the Sanofi-Synthelabo securities you may receive in exchange for your Aventis securities pursuant to the revised U.S. offer, you should read this prospectus supplement and the related prospectus dated April 9, 2004 carefully, together with the documents incorporated by reference into this prospectus supplement or the related prospectus dated April 9, 2004.

Q:	Why is Sanofi-Synthelabo making the revised U.S. offer?

A:	We are making the revised U.S. offer and the concurrent revised French and German offers pursuant to an agreement, dated April 25, 2004, between Aventis and Sanofi-Synthelabo. Among other things, under that agreement, Sanofi-Synthelabo agreed to improve its offer for Aventis and the Aventis Supervisory Board agreed to recommend the revised offers to the holders of Aventis securities. The agreement also provides the governance principles for Sanofi-Aventis, the combined entity that will result from the successful completion of the offers.

Q:	Why does Sanofi-Synthelabo wish to acquire Aventis and create Sanofi-Aventis? (See page 38)

Sanofi-Synthelabo is seeking to acquire Aventis because Sanofi-Synthelabo believes that the combination of the two companies to form Sanofi-Aventis will create the number one pharmaceutical company in Europe and the number three worldwide. Sanofi-Synthelabo believes that the enhanced scale, financial strength and research and development resources of the combined company should allow the combined company to serve patients worldwide and to enhance shareholder value in ways that are not likely to be achieved by either Sanofi-Synthelabo or Aventis on a stand-alone basis.

Sanofi-Synthelabo continues to believe that the strategic rationale for the creation of Sanofi-Aventis is compelling for Aventis shareholders as well as Sanofi-Synthelabo shareholders; however, as with any investment decision there can be no assurance that the anticipated benefits will be realized. For a discussion of the risk factors that you should consider carefully in evaluating the revised U.S. offer, see “Risk Factors”.

Q:	What are the main differences between the revised U.S. offer and the original U.S. offer?

A:	We have increased the cash portion of the offer consideration and we have removed the antitrust condition.

In the revised U.S. offer, we are offering €8.50 in cash more for each Aventis ordinary share validly tendered and not withdrawn than we offered in the original U.S. offer. In the revised U.S. offer, we are offering an amount in U.S. dollars equal to €8.50 in cash more for each Aventis ADS validly tendered and not withdrawn than we offered in the original U.S. offer. (See page 51)

The revised U.S. offer, the revised French offer and the revised German offer are not subject to the “antitrust condition” to which the original offers were subject. As a result, under applicable French law, the revised French offer did not lapse (“est caduque”, meaning it is null and void) when, on May 5, 2004, the U.S. Federal Trade Commission issued a second request for information before the expiration of the 30-day waiting period under the U.S. Hart-Scott-Rodino Antitrust Improve-

ments Act of 1976 and we did not withdraw the revised U.S. offer or the revised German offer. (See page 63)

Q:	Has the Aventis Supervisory Board Recommended the Revised Offers?

A:	Yes. At a meeting held on April 25, 2004, the Aventis Supervisory Board concluded that the revised offers are in the interests of Aventis, its shareholders and employees and, therefore, authorized the Aventis Management Board to enter into the agreement with Sanofi-Synthelabo and recommended that Aventis shareholders tender their Aventis shares in the revised offers.

Q:	What will I receive in the revised U.S. offer? (See page 51)

A:	For each Aventis ordinary share validly tendered and not withdrawn, unless you make a mix and match election, you will receive:

•	€20.00 in cash, and

•	0.8333 of a Sanofi-Synthelabo ordinary share.

For each Aventis ADS (each representing one Aventis ordinary share) validly tendered and not withdrawn, unless you make a mix and match election, you will receive:

•	an amount in U.S. dollars equal to €20.00 in cash, and

•	1.6667 Sanofi-Synthelabo ADSs (each representing one-half of one Sanofi-Synthelabo ordinary share).

In no event will you receive any interest on the payments to which you are entitled under the revised U.S. offer.

The cash consideration paid to tendering holders of Aventis ordinary shares will be paid in euros. The cash consideration paid to tendering holders of Aventis ADSs will be converted into U.S. dollars on the day that it is received by the U.S. ADS exchange agent at the then prevailing spot market rate and distributed, net of any expenses incurred, to the tendering holders.

Q:	Is Sanofi-Synthelabo revising the French offer and the German offer? (See page 50)

A:	Yes. The terms of the French offer and of the German offer have also been revised. The revised French offer, the revised German offer and the revised U.S. offer are being made on substantially similar terms and completion of the revised offers is subject to the same conditions.

The revised U.S. offer remains open to all holders of Aventis ordinary shares who are located in the United States and to all holders of Aventis ADSs, wherever located.

The revised French offer remains open to all holders of Aventis ordinary shares who are located in France and to holders of Aventis ordinary shares who are located outside of France, Germany and the United States, if, pursuant to the local laws and regulations applicable to such holders, they are permitted to participate in the French offer.

The revised German offer remains open to all holders of Aventis ordinary shares who are located in Germany.

In the revised French offer and the revised German offer we are also offering to acquire all the outstanding Aventis BSAs for an aggregate consideration of approximately €6 million.

Q:	May I still elect to receive a greater proportion of cash or a greater proportion of Sanofi-Synthelabo securities than the standard entitlement described above? (See page 52)

A:	Yes. The revised U.S. offer includes a mix and match election feature whereby you may elect to receive only Sanofi-Synthelabo ordinary shares or Sanofi-Synthelabo ADSs, as applicable, or only cash in exchange for any or all of the Aventis securities that you tender. However, these elections will be satisfied in full only to the extent that off-setting elections have been made by other tendering holders of Aventis securities in the revised U.S. offer, the revised French offer and the revised German offer. Accordingly, there can be no assurance that you will receive all of your consideration in the form that you have elected.

You are not required to make any election (in which case you will automatically receive the standard entitlement) or to make the same election for all the Aventis securities that you tender.

The election procedure is described more fully in the section captioned, “The Revised

U.S. Offer — Mix and Match Election”. Any holder of Aventis securities who wishes to make a mix and match election should carefully read and comply with the instructions in the accompanying form of acceptance or the ADS letter of transmittal, as applicable.

See “Risk Factors — If you make an all stock or all cash election there can be no assurance that you will receive all your consideration in the form you elected or that your election will result in the same mix of consideration regardless whether you tender your Aventis securities in the initial offer period or in the subsequent offering period, if any; in any event, you will not know the exact mix of consideration that you will receive until after the applicable expiration date and you are no longer able to withdraw your tender.”

Q:	If Aventis approves any dividend in respect of the Aventis ordinary shares, including Aventis ordinary shares represented by Aventis ADSs, will the consideration that I receive in exchange for the Aventis securities tendered in the revised U.S. offer be reduced? (See page 58)

A:	Yes. If Aventis approves any dividend or any interim dividend in respect of the Aventis ordinary shares, including Aventis ordinary shares represented by Aventis ADSs, with a payment or ex-dividend date before the settlement of the revised U.S. offer, the consideration offered in exchange for each Aventis ordinary share and each Aventis ADS tendered will be reduced by an amount equal to the net value of the dividend payable per Aventis ordinary share, in the manner described under “The Revised U.S. Offer — Consideration Offered after Approval of Aventis Dividends”.

Assuming the dividend is approved at the meeting of Aventis shareholders scheduled for June 11, 2004, Aventis is proposing to pay an annual dividend of €0.82 per Aventis ordinary share with respect to Aventis’s 2003 results, with an ex-dividend date of June 15, 2004 and a payment date of July 15, 2004. Accordingly, if the Aventis shareholders approve this dividend, the consideration offered in exchange for each Aventis security tendered will be reduced by the equivalent of €0.82.

Q:	Will I be entitled to receive dividends in respect of any Sanofi-Synthelabo ordinary shares, including Sanofi-Synthelabo ordinary shares represented by Sanofi- Synthelabo ADSs, that I receive in exchange for my Aventis securities? (See page 61)

A:	Yes. In respect of the Sanofi-Synthelabo ordinary shares, including Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs, you will be entitled to receive:

•	any annual dividend that is approved to be paid with respect to Sanofi- Synthelabo’s 2003 results, and

•	any other dividend that is paid after the settlement of the revised offers.

See “The Revised U.S. Offer — Entitlement to Sanofi-Synthelabo Dividends”.

Q:	Other than the increase in the cash portion of the offer consideration and the removal of the “antitrust condition”, have any of the other terms and conditions of the U.S. offer been revised?

A:	No. All the other terms and conditions of the revised U.S. offer remain the same. However, the U.S. offer has been extended to 5:00 p.m., New York City time, on June 30, 2004, unless it is extended or is withdrawn prior to that time.

Q:	I have already tendered my Aventis securities in the original U.S. offer, do I need to do anything to receive the additional consideration offered in the revised U.S. offer? (See page 64)

A:	Yes. Under applicable French regulations, as part of the process of approving the revised French offer, the AMF has decided to declare all previous tenders into the offers null and void. As a result, in order to tender your Aventis securities in the revised U.S. offer, you must re-tender any Aventis securities that you previously tendered into the original U.S. offer.

Q:	I have not yet tendered my Aventis securities into the U.S. offer. How do I accept the revised U.S. offer? (See page 66)

A:	The procedures for accepting the revised U.S. offer have not changed and are set forth in detail beginning on page 66 of this prospectus

v

supplement and are summarized on page 5 of the prospectus dated April 9, 2004.

•	If you hold American depositary receipts for Aventis ADSs, you should follow the procedures set forth on page 66 of this prospectus supplement.

•	If you hold Aventis ADSs in book-entry form, you should follow the procedures set forth on page 66 of this prospectus supplement.

•	If you hold Aventis ordinary shares through a U.S. custodian, such as a broker, bank or trust company, you should follow the procedures set forth on page 68 of this prospectus supplement.

•	If you hold Aventis ordinary shares through a French or German financial intermediary, you should follow the procedures set forth on page 68 of this prospectus supplement.

Q:	May I use the original forms for accepting the revised U.S. offer and tendering my Aventis securities?

A:	Yes. With this prospectus supplement, you will have received appropriate revised forms for tendering your Aventis securities. However, you may continue to use the original forms that you may have received with the prospectus dated April 9, 2004 (if you received that prospectus at a date earlier than you received this prospectus supplement).

Q:	After I tender my Aventis securities, may I change my mind and withdraw them?

A:	Yes. You may withdraw your Aventis securities at any time until the expiration of the revised U.S. offer (whether you have already tendered them before the receipt of this prospectus supplement or you tender them after the receipt of this prospectus supplement).

Q:	Do I need to do anything if I want to retain my Aventis securities?

A:	No. If you want to retain your Aventis securities, you do not need to take any action.

Q:	What will happen if the revised offers are withdrawn or are not successful? (See page 63)

A:	If the revised offers for Aventis securities are withdrawn or are not successful, your Aventis securities will be returned to you without any other payment being due. This should occur within one to two French trading days following (i) the announcement of the withdrawal, or (ii) the publication by the AMF of the results of the revised offers, as the case may be.

Q:	When will I know the outcome of the revised offers? (See page 65)

A:	We expect that the AMF will publish the combined results of the revised offers for Aventis securities on a preliminary basis six or seven French trading days after the expiration date and on a definitive basis not more than nine French trading days after the expiration date of the revised offers. We will issue a press release regarding the results of the revised offers promptly after each announcement by the AMF. We will file those press releases with the SEC as amendments to our Schedule TO.

SUMMARY

      To understand the revised U.S. offer and the businesses of Sanofi-Synthelabo and Aventis more fully, you should carefully read this entire prospectus supplement and the prospectus dated April 9, 2004, and any documents incorporated by reference into this prospectus supplement or that prospectus, including the sections under the headings “Cautionary Statement Concerning Forward-Looking Statements”, and “Risk Factors”, as well as Sanofi-Synthelabo’s consolidated financial statements and notes thereto incorporated by reference into this prospectus supplement and the prospectus dated April 9, 2004, and Aventis’s consolidated financial statements and notes thereto incorporated by reference into this prospectus supplement and the prospectus dated April 9, 2004.

The Companies

Sanofi-Synthelabo (See page 94 of prospectus dated April 9, 2004)

174, avenue de France

75013 Paris, France
Tel: + 33 1 53 77 40 00

      Sanofi-Synthelabo is an international pharmaceutical group engaged in the research, development, manufacture and marketing of pharmaceutical products for sale principally in the prescription market. Our prescription pharmaceuticals business specializes in four therapeutic areas: cardiovascular/thrombosis; central nervous system; internal medicine and oncology. In 2003, our consolidated net sales were €8,048 million, our net income was €2,076 million, we invested €1,316 million in research and development and employed over 33,000 people worldwide. On the basis of sales for the last twelve months ended September 30, 2003, Sanofi-Synthelabo is the second largest pharmaceutical group in France, the eighth largest pharmaceutical group in Western Europe and among the twenty largest pharmaceutical groups in the world (based on data from IMS Health).

Aventis (See page 98 of the prospectus dated April 9, 2004)

Espace Européen de l’Entreprise

67300 Schitigheim, France
Tel: + 33 3 88 99 11 00

      Aventis is a global pharmaceutical company that discovers, develops, manufactures and markets branded prescription drugs and human vaccines to protect and improve the health of patients around the world. Aventis claims its therapeutic innovations rank among the leading treatments for lung and breast cancer, thrombosis, seasonal allergies, diabetes and hypertension. Aventis defines its core business as prescription drugs, human vaccines, its 50% interest in the Merial animal health joint venture, and its corporate activities. In 2003, according to Aventis’s published reports, in its core business Aventis generated net sales of €16,791 million, net income of €2,444 million, invested €2,863 million in research and development and employed approximately 69,000 people worldwide. On the basis of sales for the last twelve months ended September 30, 2003, we believe that Aventis is the largest pharmaceutical group in France, the third largest pharmaceutical group in Western Europe and among the ten largest pharmaceutical groups in the world (based on data from IMS Health).

Agreement Between Aventis and Sanofi-Synthelabo (See page 35)

      On April 25, 2004, Aventis and Sanofi-Synthelabo entered into an agreement with respect to the revised offers. Besides providing the financial terms of the revised offers and the recommendation of the Supervisory Board of Aventis, the agreement covers the following main points:

•	The combined company will be called “Sanofi-Aventis”;

•	Jean-François Dehecq will be Chairman and Chief Executive Officer of the combined company;

•	The board of directors of the combined company will be composed of 17 members — Mr. Dehecq, 8 members chosen by Aventis and 8 members chosen by Sanofi-Synthelabo;

•	In addition to the three existing board committees (Audit, Remuneration, Scientific), a Strategic Committee will be created for the combined company;

•	The Management Committee of the combined company will be chaired by Jean-François Dehecq, who will nominate an equal number of persons selected from Sanofi-Synthelabo and Aventis;

•	Aventis will withdraw the proposed resolutions to the annual general meeting of Aventis relating to the Plavix® warrants and will withdraw all legal proceedings in connection with the offers;

•	Aventis will not solicit or encourage any competing bid; and

•	The Aventis factory and research facility in Frankfurt, Germany will remain open for the foreseeable future.

Revised U.S. Offer, Revised French Offer and Revised German Offer (See page 50)

      Sanofi-Synthelabo is offering to acquire all of the outstanding Aventis ordinary shares through three separate offers for legal reasons in order to satisfy regulatory requirements.

      The revised U.S. offer, the revised French offer and the revised German offer are being made on substantially similar terms and completion of the offers is subject to the same conditions.

      The revised U.S. offer is open to all holders of Aventis ordinary shares who are located in the United States and to all holders of Aventis ADSs, wherever located.

      The revised French offer is open to all holders of Aventis ordinary shares who are located in France and to holders of Aventis ordinary shares who are located outside of France, Germany and the United States, if, pursuant to the local laws and regulations applicable to those holders, they are permitted to participate in the French offer.

      The revised German offer is open to all holders of Aventis ordinary shares who are located in Germany.

      In the revised French offer and the revised German offer we are also offering to acquire the Aventis BSAs for an aggregate consideration of approximately €6 million.

Terms of the Revised U.S. Offer (See page 51)

      Upon the terms and subject to the conditions set forth in this prospectus supplement and the prospectus dated April 9, 2004, we are offering:

•	0.8333 of a Sanofi-Synthelabo ordinary share and €20.00 in cash, without interest, in exchange for each outstanding Aventis ordinary share validly tendered and not withdrawn; and

•	1.6667 Sanofi-Synthelabo ADSs (each Sanofi-Synthelabo ADS representing one-half of one Sanofi-Synthelabo ordinary share) and an amount in U.S. dollars equal to €20.00 in cash, without interest, in exchange for each outstanding Aventis ADS (each Aventis ADS representing one Aventis ordinary share) validly tendered and not withdrawn.

      Based on a price of €58.72 per Sanofi-Synthelabo ordinary share, which was the average daily closing price, weighted by volume, for Sanofi-Synthelabo ordinary shares on Euronext Paris during the calendar month ended on January 21, 2004 (the last trading day before rumors and press articles significantly affected the share prices and trading volumes of Sanofi-Synthelabo ordinary shares and Aventis ordinary shares), the terms of the revised U.S. offer value each Aventis ordinary share at €68.93, representing a premium of 31.4% over the average daily closing price, weighted by volume, for Aventis ordinary shares on Euronext Paris during the same period, which was €52.46 per Aventis ordinary share. Based on the closing price of €57.75 for Sanofi-Synthelabo ordinary shares on Euronext Paris on January 23, 2004, the last trading day before the public announcement of the original offers, the terms of the revised U.S. offer value each Aventis ordinary share at €68.13, representing a premium of 18.4% over the closing price of €57.55 for Aventis ordinary shares on Euronext Paris on that date. For more information on the press articles and rumors that significantly affected share prices and share volumes, see “Financial Analyses of the Revised Offers — Preliminary Information”.

      Based on the closing price of €55.95 for Sanofi-Synthelabo ordinary shares on Euronext Paris on April 23, 2004, the last trading day before the public announcement of the revised offers, the terms of the revised U.S. offer value each Aventis ordinary share at €66.63, representing a premium of 0.6% over the closing price of €66.25 for Aventis ordinary shares on Euronext Paris on that date. Based on the closing price of €54.60 for Sanofi-Synthelabo ordinary shares on Euronext Paris on May 27, 2004, the most recent practicable trading day prior to the date of this prospectus supplement, the terms of the revised U.S. offer value each Aventis ordinary share at €65.50, representing a premium of 0.7% to the closing price of €65.05 for Aventis ordinary shares on Euronext Paris on that date.

      Based on a price of $37.05 per Sanofi-Synthelabo ADS, which was the average daily closing price, weighted by volume, for Sanofi-Synthelabo

ADSs on the NYSE during the calendar month ended on January 21, 2004, and the average exchange rate of €1 = $1.2606 during the same period, the terms of the revised U.S. offer value each Aventis ADS at $86.96, representing a premium of 30.8% over the average daily closing price, weighted by volume, for Aventis ADSs on the NYSE during the same period, which was $66.50 per Aventis ADS. Based on the closing price of $37.01 for Sanofi-Synthelabo ADSs on the NYSE on January 23, 2004, the last trading day before the public announcement of the original offers, and an exchange rate of €1 = $1.2610, the terms of the revised U.S. offer value each Aventis ADS at $86.90, representing a premium of 19.0% over the closing price of $73.00 for Aventis ADSs on the NYSE on that date.

      Based on the closing price of $32.83 for Sanofi-Synthelabo ADSs on the NYSE on April 23, 2004, the last trading day before the public announcement of the revised offers, and an exchange rate of €1 = $1.1802, the terms of the revised U.S. offer value each Aventis ADS at $78.32, representing a discount of (1.8)% to the closing price of $79.76 for Aventis ADSs on the NYSE on that date. Based on the closing price of $33.52 for Sanofi-Synthelabo ADSs on the NYSE on May 27, 2004, the most recent practicable trading day prior to the date of this prospectus, and an exchange rate of €1 = $1.2274, the terms of the revised U.S. offer value each Aventis ADS at $80.41, representing a premium of 0.8% to the closing price of $79.76 for Aventis ADSs on the NYSE on that date.

Mix and Match Election (See page 52)

      The revised U.S. offer includes a mix and match election feature whereby tendering holders of Aventis securities may elect to receive, in lieu of the mix of consideration described above:

•	1.1739 Sanofi-Synthelabo ordinary shares in exchange for each Aventis ordinary share tendered; or 2.3478 Sanofi-Synthelabo ADSs in exchange for each Aventis ADS tendered; or

•	€68.93 in cash, without interest, in exchange for each ordinary share of Aventis tendered or an amount in U.S. dollars equal to €68.93, in cash, without interest, in exchange for each Aventis ADS tendered.

      You are not required to make any election (in which case you will automatically receive the standard entitlement) or to make the same election for all of the Aventis ordinary shares or Aventis ADSs that you tender. However, your election will be satisfied in full only to the extent that off-setting elections have been made by other tendering holders of Aventis securities in the revised U.S. offer, the revised French offer and the revised German offer. To the extent that elections cannot be satisfied in full, they will be subject to proration and allocation adjustments that will ensure that, in the aggregate (and subject to adjustment if Aventis approves any dividend or interim dividend having a payment or ex-dividend date before the settlement of the offers), 71% of the Aventis securities tendered in the revised U.S. offer, the revised French offer and the revised German offer will be exchanged for Sanofi-Synthelabo ordinary shares (including Sanofi-Synthelabo ordinary shares underlying Sanofi-Synthelabo ADSs) and 29% will be exchanged for cash.

      See “Risk Factors — If you make an all stock or all cash election there can be no assurance that you will receive all your consideration in the form you elected or that your election will result in the same mix of consideration regardless of whether you tender your Aventis securities in the initial offer period or in the subsequent offering period, if any; in any event, you will not know the exact mix of consideration that you will receive until after the applicable expiration date and you are no longer able to withdraw your tender.”

Consideration Offered after Approval of Aventis Dividends (See page 58)

      If Aventis approves any dividend or any interim dividend in respect of the Aventis ordinary shares, including Aventis ordinary shares represented by Aventis ADSs, that has a payment or ex-dividend date before the settlement of the revised offers, the consideration offered in exchange for each Aventis ordinary share tendered and each Aventis ADS tendered will be reduced by an equivalent value in the manner described under “The Revised U.S. Offer — Consideration Offered after Approval of Aventis Dividends”.

      Assuming the dividend is approved at the meeting of Aventis shareholders scheduled for June 11, 2004, Aventis is proposing to pay an annual dividend of €0.82 per Aventis ordinary share with respect to Aventis’s 2003 results, with an ex-dividend date of June 15, 2004 and a payment date of July 15, 2004. Accordingly, if the Aventis shareholders approve this dividend, the consideration offered in exchange for each Aventis security tendered will be reduced by the equivalent of €0.82.

Entitlement to Sanofi-Synthelabo Dividends (See page 61)

      In respect of any Sanofi-Synthelabo ordinary share, including any Sanofi-Synthelabo ordinary share represented by Sanofi-Synthelabo ADSs, that you receive in exchange for the Aventis ordinary shares or Aventis ADSs that you tender in the revised U.S. offer, you will be entitled to receive any annual dividend with respect to Sanofi-Synthelabo’s 2003 results that is approved on the Sanofi-Synthelabo ordinary shares and any other dividend that is paid after the settlement of the revised offers. Assuming it is approved by the meeting of Sanofi-Synthelabo shareholders, Sanofi-Synthelabo will pay an annual dividend of €1.02 per Sanofi-Synthelabo ordinary share with respect to Sanofi-Synthelabo’s 2003 results. The meeting of Sanofi-Synthelabo shareholders originally scheduled for May 24, 2004 has been postponed and will now be held on June 23, 2004. The dividend will be paid on the settlement date of the revised offers, or of any subsequent offering period. See “The Revised U.S. Offer — Entitlement to Sanofi-Synthelabo Dividends”.

No Fractional Shares (See page 52)

      No fractional Sanofi-Synthelabo ordinary shares or fractional Sanofi-Synthelabo ADSs will be issued in connection with the revised U.S. offer. In lieu of any fraction of a Sanofi-Synthelabo ordinary share or Sanofi-Synthelabo ADS that you would otherwise have been entitled to receive pursuant to the terms of the revised U.S. offer, you will receive an amount in cash equal to the product of that fraction and the average sale price per Sanofi-Synthelabo ordinary share, net of expenses, realized on Euronext Paris or the average sale price per Sanofi-Synthelabo ADS, net of expenses, realized on the NYSE, as applicable in the sale of all the aggregated fractional Sanofi-Synthelabo ordinary shares or all of the aggregated fractional Sanofi-Synthelabo ADSs that would have otherwise been issued in the revised offers.

Payment of Cash Consideration (See page 52)

      The cash consideration (including any cash paid in lieu of any fraction of a Sanofi-Synthelabo ordinary share) paid to tendering holders of Aventis ordinary shares will be paid in euros. The cash consideration (including any cash paid in lieu of any fraction of a Sanofi-Synthelabo ADS) paid to tendering holders of Aventis ADSs will be converted into U.S. dollars on the day that it is received by the U.S. ADS exchange agent at the then prevailing spot market rate and distributed, net of any expenses incurred, to the tendering holders of Aventis ADSs.

Ownership of Sanofi-Synthelabo after Completion of the Revised Offers (See page 61)

      If all of the Aventis securities are validly tendered and exchanged, pursuant to the terms of the revised U.S. offer, the revised French offer and the revised German offer, immediately after the exchange, on a diluted basis taking into account all in-the-money options and BSAs that are exercisable as of the expected closing date:

•	the former holders, other than Aventis, of Aventis securities will own approximately 49% of the share capital and approximately 39% of the voting rights of Sanofi-Synthelabo, and

•	the current holders, other than Sanofi-Synthelabo, of Sanofi-Synthelabo securities will hold approximately 51% of the share capital and approximately 61% of the voting rights of Sanofi-Synthelabo.

      After completion of the revised offers, you will hold securities of a company larger than Aventis. Accordingly, you will have lower ownership and voting percentages of Sanofi-Synthelabo than you now have in Aventis.

Conditions to the Revised U.S. Offer (See page 62)

Minimum tender condition

      Sanofi-Synthelabo will not be obligated to purchase any tendered Aventis securities pursuant to the revised U.S. offer unless Aventis securities representing at least 50% of the total share capital and voting rights in Aventis, calculated on a fully diluted basis, plus one Aventis ordinary share are validly tendered and not withdrawn in the revised U.S. offer, the revised French offer and the revised German offer, on a combined basis. We refer to this condition as the “minimum tender condition”.

      We may waive the minimum tender condition at any time on or prior to the date that is five French trading days prior to the expiration date of the revised offers. Under French law and regulations, a waiver of the minimum tender condition is deemed an improved offer and may cause the AMF to extend the offer period and the AMF may also declare your tenders null and void. Unless we have waived the minimum tender condition, if the minimum tender condition is not satisfied the revised offers will not be completed.

      Neither Sanofi-Synthelabo nor holders of Aventis securities will know whether the minimum tender condition has been satisfied until the results of the revised offers are published by the AMF following the expiration date of the revised offers.

No Antitrust condition

      The revised offers are not subject to the “antitrust condition” to which the original offers were subject. As a result, under applicable French law, the French offer did not lapse (“est caduque”, meaning it is null and void) when, on May 5, 2004, the U.S. Federal Trade Commission issued a second request for information before the expiration of the 30-day waiting period under the U.S. Hart-Scott-Rodino Act of 1976 and we did not withdraw the revised U.S. offer or the revised German offer.

     Share issuance condition

      In addition, Sanofi-Synthelabo’s obligation to complete the revised U.S. offer is subject to the condition that the issuance of additional Sanofi-Synthelabo ordinary shares to be issued on completion of the revised U.S. offer, the revised French offer and the revised German offer has been duly approved by a general meeting of Sanofi-Synthelabo shareholders. We refer to this condition as the “share issuance condition”.

      The meeting of Sanofi-Synthelabo shareholders originally scheduled for May 24, 2004 has been postponed and will now be held on June 23, 2004. Total and L’Oréal have expressed that, subject to the Agreement, dated April 25, 2004, between Aventis and Sanofi-Synthelabo, they will vote to approve the increase in share capital that will be submitted to this meeting of Sanofi-Synthelabo shareholders.

Grounds for Withdrawing the Revised Offers (See page 64)

      In accordance with French law and regulations, Sanofi-Synthelabo reserves the right to withdraw the offers:

•	within five French trading days following the date of the publication by the AMF of the offer timetable for a competing offer for Aventis or an improved offer by a competing bidder; or

•	with the prior approval of the AMF if, prior to the publication by the AMF of the definitive results of the offers, Aventis adopts definitive measures that modify Aventis’s substance (“modifiant sa consistance”) or if the offers become irrelevant (“sans objet”) under French law.

      Under French law, if, during the period of these revised offers, another offer for Aventis is approved by the AMF, your tenders of Aventis securities will be declared null and void by the AMF. In addition, if an improved offer by a competing bidder is approved by the AMF, your tenders of Aventis securities may also be declared null and void by the AMF. In each of these events, in order to tender your Aventis securities in the revised U.S. offer, if the revised U.S. offer remains outstanding, you will be required to re-tender your Aventis securities.

Expiration Date; Extension of the Revised U.S. Offer (See page 64)

      The revised U.S. offer will expire at 5:00 p.m., New York City time on June 30, 2004, unless:

•	the AMF sets a later expiration date for the tender period of the revised French offer,

•	the AMF has not set an expiration date for the tender period of the revised French offer by June 30, 2004,

•	the AMF subsequently extends the tender period of the revised French offer, or

•	the revised offers lapse or are withdrawn prior to that time.

      Under French tender offer rules, the AMF will set the expiration date for the revised French offer after the AMF has granted a visa to Aventis’s recommendation statement (note d’information en réponse) and Aventis has published that recommendation in a French newspaper of general circulation. The AMF also has the sole authority to determine whether or not to extend the tender period for the revised French offer. Sanofi-Synthelabo may not itself extend the tender period for the revised French offer.

      In its clearance decision, dated May 4, 2004, approving the terms of the revised French offer, the AMF confirmed that it had agreed to set the expiration date for the revised French offer such that the revised French offer, the revised German offer and the revised U.S. offer would expire at the same time.

      If the AMF sets an expiration date for the revised French offer later than June 30, 2004 or if the AMF subsequently extends the tender period of the revised French offer, we will issue a press release announcing a corresponding extension of the revised U.S. offer.

Publication of Results (See page 65)

      We expect the definitive results of this revised U.S. offer, the revised French offer and the revised German offer to be published by the AMF not more than nine French trading days following the expiration date of the revised offers. However, if the AMF determines that the minimum tender condition has been satisfied, the AMF will publish provisional results prior to its publication of the definitive results.

Subsequent Offering Period (See page 65)

      If, as a result of the revised U.S. offer, the revised French offer and the revised German offer, we acquire in aggregate between two-thirds and 95% of Aventis’s total share capital and voting rights, or more than 50% if there was a concurrent competing offer for Aventis securities, we intend to provide a subsequent offering period of at least 10 French trading days. We will announce the subsequent offering period as soon as practicable, but in no event later than 10 French trading days, after the AMF publishes the definitive results of the revised offers.

      In the event of a subsequent offering period, we will offer the same consideration (as set forth in this prospectus supplement) that was offered during the initial offering period.

      Sanofi-Synthelabo will accept any and all Aventis securities tendered during the subsequent offering period and not validly withdrawn prior to the expiration of the subsequent offering period.

Procedures for Tendering Aventis Securities (See page 66)

      The procedure for tendering Aventis securities varies depending on a number of factors, including:

•	whether you hold Aventis ordinary shares or Aventis ADSs;

•	whether you possess physical certificates or a financial intermediary holds physical certificates for your Aventis securities;

•	whether you hold your securities in book-entry form; and

•	whether you hold your Aventis securities through a financial intermediary in the United States or France.

      You should read carefully the procedures for tendering your Aventis securities beginning on page 66 of this prospectus supplement as well as the related transmittal materials enclosed with this prospectus supplement.

Withdrawal Rights (See page 70)

      You have the right to withdraw any Aventis securities that you have tendered at any time prior to and including the expiration time. If a subsequent offering period is provided, you will have the right to withdraw Aventis securities tendered during that subsequent offering period at any time prior to its expiration.

      For a withdrawal to be effective, the French financial intermediary, the German financial intermediary, the U.S. custodian or the U.S. ADS exchange agent, as applicable, must receive a written notice of withdrawal prior to the expiration date of the revised offer or the subsequent offering period, as applicable.

      Withdrawn Aventis securities may be re-tendered prior to the expiration of the offer period or the subsequent offering period, as applicable, by following the appropriate tender procedures.

Delivery of Sanofi-Synthelabo Ordinary Shares, Sanofi-Synthelabo ADSs and Cash; Settlement Date (See page 71)

      If these revised offers are successful, Sanofi-Synthelabo ordinary shares or Sanofi-Synthelabo ADSs and cash will be delivered to tendering holders following the publication by the AMF of the final results of the revised offers. If the revised offers are consummated, settlement is currently expected to take place approximately 12 to 18 French trading days following the expiration date of the revised offers.

      In the event of a subsequent offering period, if any, settlement with respect of the Aventis securities tendered during that subsequent offering period is expected to occur within 12 to 18 French trading days following the expiration of that subsequent offer period.

      With respect to tendered Aventis ADSs only, the cash consideration payable in the U.S. offer will be paid in U.S. dollars calculated by converting the applicable amount in euros into U.S. dollars using a current spot exchange rate.

      If your Sanofi-Synthelabo ADSs will be evidenced by ADRs registered in your name, you may not receive the certificates until approximately two weeks after the settlement date.

Accounting Treatment (See page 76)

      The acquisition of the Aventis securities will be accounted for using the purchase method under both French and U.S. GAAP.

Regulatory Approvals (See page 76)

      Under Council Regulation (EEC) No. 4064/89, the European Commission or any member state of the European Union that has successfully sought jurisdiction to review the offers under its national competition law must approve our acquisition of Aventis. However, we may complete the revised offers before this approval is received and completion of the revised offers is not conditioned on the approval of any European competition regulator. On April 26, 2004, the European Commission announced that it had approved Sanofi-Synthelabo’s proposed acquisition of Aventis, subject to certain conditions. Our acquisition of Aventis must also be reviewed by the U.S. Federal Trade Commission and under applicable United States law, we may not complete the revised offers before the termination or expiration of the applicable waiting period under the Hart-Scott-Rodino Act of 1976. However, the revised offers are not subject to any antitrust condition.

Listing of Sanofi-Synthelabo Ordinary Shares and Sanofi-Synthelabo ADSs (See page 73)

      Sanofi-Synthelabo ordinary shares are currently listed and admitted to trade on Euronext Paris. Sanofi-Synthelabo ADSs are currently listed and admitted to trade on the NYSE. Sanofi-Synthelabo will also apply for the supplemental listing of the Sanofi-Synthelabo ordinary shares and Sanofi-Synthelabo ADSs to be issued in these revised offers on Euronext Paris and on the NYSE, as applicable.

Material French Tax and U.S. Federal Income Tax Consequences of the Exchange (See page 84 of the prospectus dated April 9, 2004)

     French taxation

      The following applies to you if you are a nonresident of France and you are not a member of a special class of taxpayers (as described under “Material French Tax and U.S. Federal Income Tax Consequences” in the prospectus dated April 9, 2004) for French tax purposes. You will not be subject to French tax on any capital gain or loss recognized, for French tax purposes, as a result of exchanging your Aventis securities pursuant to the revised U.S. offer, unless you have a permanent establishment or fixed base in France and the Aventis securities exchanged are part of the business property of that permanent establishment or fixed base. The gain or loss, if any, will equal the difference between the fair market value of the Sanofi-Synthelabo ordinary shares or Sanofi-Synthelabo ADSs plus the amount of cash that you receive in the exchange and your tax basis in the Aventis securities that you exchange.

     United States federal income taxation

      The following applies to you if you are a U.S. holder (as defined under “Material French Tax and U.S. Federal Income Tax Consequences” in the prospectus dated April 9, 2004) and you are not a member of a special class of taxpayers (as described under “Material French Tax and U.S. Federal Income Tax Consequences” in the prospectus dated April 9, 2004) for U.S. federal income tax purposes. As a result of exchanging your Aventis securities pursuant to the revised U.S. offer, you will generally recognize gain or loss, if any, for United States federal income tax purposes in an amount equal to the difference between the fair market value of the Sanofi-Synthelabo ordinary shares or Sanofi-Synthelabo ADSs plus the amount of cash that you receive in the exchange and the U.S. dollar value of your adjusted tax basis in your Aventis securities exchanged.

      In general, if you are a non-U.S. holder (as defined in “Material French Tax and U.S. Federal Income Tax Consequences” in the prospectus dated April 9, 2004), you will not be subject to United States federal income taxation on any gain or loss recognized in exchanging your Aventis securities. Exceptions, however, are described under “Material French Tax and U.S. Federal Income Tax Consequences — Tax Consequences of Exchanging Aventis Securities — United States federal income taxation — Non-U.S. holders” in the prospectus dated April 9, 2004.

The U.S. ADS Exchange Agent (See page 72)

      The Bank of New York has been appointed U.S. ADS exchange agent in connection with the revised U.S. offer. Your ADS letter of transmittal (or facsimile copies thereof) and certificates for Aventis ADSs should be sent by each tendering Aventis securityholder or his or her broker, dealer, bank or other nominee to the U.S. ADS exchange agent at the addresses set forth on the back cover of this prospectus.

Appraisal Rights (See page 77)

      Neither holders of Aventis ordinary shares nor holders of Aventis ADSs are entitled to appraisal rights with respect to the revised U.S. offer as a matter of French law.

Additional Information (See page 109)

      If you have questions or want copies of additional documents, you may contact:

The information agent: MacKenzie Partners, Inc. 105 Madison Avenue New York, New York 10016 (212) 929-5500 (Call Collect) Call Toll-Free: (800) 322-2885 Email: proxy@mackenziepartners.com or The joint dealer-managers: Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated 4 World Financial Center New York, New York 10080 Toll-Free Call: (866) 276-1462

and BNP PARIBAS BNP Paribas Securities Corp. The Equitable Tower, 787 Seventh Avenue New York, New York 10019 (212) 841-3700

SUMMARY SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

OF SANOFI-SYNTHELABO AND AVENTIS

      Summary selected historical consolidated financial data of Sanofi-Synthelabo and Aventis are set forth in the prospectus, dated April 9, 2004, beginning on page 9 and page 12, respectively. The presentation of the summary selected historical consolidated financial data of Aventis is supplemented as follows.

      The original summary selected historical consolidated financial data of Aventis includes amounts designated as “Gross profit”, which is derived from the historical financial statements of Aventis by subtracting “Production costs and expenses” from “Net Sales”. “Gross profit”, as presented by Sanofi-Synthelabo, is not presented as a subtotal in the historical statement of operations of Aventis and has been added to conform to Sanofi-Synthelabo’s presentation.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

      The following selected unaudited pro forma condensed combined financial information, which gives effect to the revised offers, is presented in euros and reflects the combination of Sanofi-Synthelabo and Aventis using the purchase method under French GAAP. The pro forma adjustments are based upon available information and certain assumptions that Sanofi-Synthelabo believes are reasonable, including the assumptions that pursuant to the revised offers:

•	all of the outstanding Aventis securities are exchanged for cash and Sanofi-Synthelabo securities, with a cash component of €20.00 and a share component valued at 0.8333 of a newly issued Sanofi-Synthelabo ordinary share for each Aventis security;

•	all of the outstanding Aventis BSAs are purchased for cash in the revised French offer or the revised German offer, for aggregate consideration of €6 million;

•	all of the outstanding Aventis stock options remain outstanding and, at the termination of any transfer restriction period, each holder of an Aventis stock option will be able to exchange each Aventis ordinary share that is received as a result of the exercise of the option for 1.1739 Sanofi-Synthelabo ordinary shares, the same number of Sanofi-Synthelabo ordinary shares that a tendering holder would have been entitled to receive in the offers pursuant to an all stock election (assuming no proration and no reduction in respect of any dividend paid by Aventis); and

•	the net cash consideration paid in the offers is financed by €15,595 million of new Sanofi-Synthelabo debt at an interest rate of 3.6%.

      In addition, the pro forma adjustments reflect the sale to GlaxoSmithKline of Sanofi-Synthelabo’s interests in Arixtra® and Fraxiparine® on the terms announced on April 13, 2004, see “Recent Events — Sale of Arixtra® and Fraxiparine®”, as well as the disposal of Aventis Behring to CSL, which was completed on March 31, 2004. See Exhibit 99.3 to Aventis’s Form 6-K, dated April 30, 2004, which is incorporated into this prospectus supplement by reference.

      The selected unaudited pro forma combined financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial condition of the combined entities that would have been achieved had the revised U.S. offer, the revised French offer and the revised German offer been completed during the periods presented, nor is the selected unaudited pro forma combined financial information necessarily indicative of the future operating results or financial position of the combined entities. The unaudited pro forma combined financial information does not reflect any cost savings or other synergies which may result from the acquisition of Aventis or the effect of asset dispositions, if any, that may be required by regulatory authorities, other than the contemplated sale to GlaxoSmithKline of Sanofi-Synthelabo’s interests in Arixtra® and Fraxiparine®. In particular, the unaudited pro forma condensed combined financial information does not reflect the impact of the disposals and/or grants of licences of certain products, in addition to Arixtra® and Fraxiparine®, requested by the European Commission as conditions to its approval of the proposed acquisition of Aventis by Sanofi-Synthelabo, announced on April 26, 2004, because definitive agreements with respect to the disposal or licensing of these products have not yet been entered into. The unaudited pro forma financial information does not reflect any special items such as payments pursuant to change of control provisions or restructuring and integration costs which may be incurred as a result of the acquisition. Because Sanofi-Synthelabo has access only to publicly available financial information about Aventis’s accounting policies, there can be no assurance that the accounting policies of Aventis conform to those of Sanofi-Synthelabo.

      This selected unaudited pro forma combined financial information has been derived from and should be read in conjunction with the “Unaudited Pro Forma Condensed Combined Financial Statements of Sanofi-Synthelabo and Aventis” and the related notes included in this prospectus, and with the respective consolidated financial information of Sanofi-Synthelabo and Aventis as of and for the year ended December 31, 2003, which are incorporated by reference into this prospectus supplement. All amounts are stated in euros. This pro forma information is subject to risks and uncertainties, including those discussed under “Risk Factors — We have not been given the opportunity to conduct a due diligence review of the non-public records of Aventis. Therefore, we may be subject to unknown liabilities of Aventis which may have an adverse effect on our profitability and results of operations” and “Risk Factors — We have not verified the reliability of the Aventis information included in, or incorporated by reference into, this prospectus supplement and, as a result, our estimates of the impact of consummation of the revised offers on the pro forma financial information in this prospectus supplement may be incorrect.”

      The pro forma financial information is based on preliminary estimates and assumptions, which Sanofi-Synthelabo believes to be reasonable. The pro forma adjustments and allocation of purchase price are preliminary. Due to the limited financial and other information related to Aventis available to Sanofi-Synthelabo’s management, the excess of purchase price over the book value of the assets to be acquired has been allocated according to a preliminary analysis by Sanofi-Synthelabo’s management based on available public information. The final allocation of the purchase price will be completed after the asset and liability valuations are finalized by Sanofi-Synthelabo’s management. There can be no assurance that the final allocation of the purchase price will not differ from the preliminary allocation.

Selected Unaudited Pro Forma Condensed Combined Financial Information

Year Ended
December 31, 2003

(Unaudited and in
millions of euros,
except per share
amounts)
French GAAP:
Combined pro forma net sales	24,551
Combined pro forma gross profit	16,668
Combined pro forma operating profit	1,369
Combined pro forma net income	(3,575)
Combined pro forma net income before non-recurring charges or credit directly attributable to the transaction	1,636
Earnings per share — basic; based on pro forma net income (1)	(2.64)
Earnings per share — diluted; based on pro forma net income (2)	(2.64)
Earnings per share — basic; based on pro forma net income before non-recurring charges or credit directly attributable to the transaction (1)	1.21
Earnings per share — diluted; based on pro forma net income before non-recurring charges or credit directly attributable to the transaction (2)	1.21
U.S. GAAP Data:
French GAAP combined pro forma net income before non-recurring charges or credit directly attributable to the transaction	1,636

Differences between U.S. GAAP and French GAAP, as they relate to Sanofi-Synthelabo	(210)
Differences between U.S. GAAP and French GAAP, as they relate to Aventis	127
Reversal of the write-off of historical goodwill amortization under French GAAP	(480)
Elimination of additional historical goodwill and intangible assets amortization and impairment under U.S. GAAP	301
Reversal of goodwill amortization under French GAAP	908
Income tax effect on the above adjustments	(107)
Elimination of discontinued operations, extraordinary items, or the cumulative effects of accounting changes excluding Aventis Behring	5

Sub-total U.S. GAAP adjustments	544

U.S. GAAP combined pro forma net income from continuing operations before non-recurring charges or credit directly attributable to the transaction	2,180

U.S. GAAP earnings per share, based on combined pro forma net income from continuing operations before non-recurring charges or credit directly attributable to the transaction
Basic (3)	1.63
Diluted (4)	1.62

(1)	Based on the pro forma weighted average number of shares outstanding of 1,352,276,532 for the year ended December 31, 2003.
(2)	Based on the pro forma weighted average number of shares outstanding of 1,355,207,090 for the year ended December 31, 2003.
(3)	Based on the pro forma weighted average number of shares outstanding of 1,338,550,229 for the year ended December 31, 2003.
(4)	Based on the pro forma weighted average number of shares outstanding of 1,343,406,343 for the year ended December 31, 2003.

As of
December 31, 2003

(Unaudited and in
millions of euros)
French GAAP:
Property, plant and equipment, net	5,490
Total assets	87,290
Long-term debt	18,377
Total shareholders’ equity	39,233

U.S. GAAP Data:
French GAAP combined pro forma shareholders’ equity	39,233

Differences between French GAAP and U.S. GAAP, as they relate to Sanofi-Synthelabo	6,398
Differences between French GAAP and U.S. GAAP, as they relate to Aventis	4,250
Differences between French GAAP and U.S. GAAP, as they relate to the measurement of purchase price	(2,037)
To remove the U.S. GAAP differences of Aventis on shareholders’ equity	(4,250)

Sub-total U.S. GAAP adjustments	4,361
U.S. GAAP combined pro forma shareholders’ equity	43,594

Unaudited Capitalization

Pro Forma
Combined Entity
December 31, 2003
(French GAAP)

(Unaudited and in
millions of euros)
Short-term borrowings	2,083
Debt maturing within one year	159
Debt not maturing within one year (1)	18,377
Total debt	20,619
Shareholders’ Equity
Ordinary shares	2,705
Other	36,528
Total shareholders’ equity	39,233
Consolidated Capitalization	59,852

(1)	For purposes of the unaudited pro forma combined balance sheet, the new credit facility has been classified as debt not maturing within one year.

COMPARATIVE PER SHARE MARKET INFORMATION

      Sanofi-Synthelabo ordinary shares are listed on the Premier Marché of Euronext Paris under the symbol “SAN”, and Sanofi-Synthelabo ADSs are listed on the NYSE under the symbol “SNY”. Aventis ordinary shares are listed on Euronext Paris under the symbol “AVE” and Aventis ADSs are listed on the NYSE under the symbol “AVE”. The following table presents the closing market prices per security for Sanofi-Synthelabo ordinary shares and Sanofi-Synthelabo ADSs and Aventis ordinary shares and Aventis ADSs in euros or U.S. dollars, as the case may be:

•	as reported on Euronext Paris for Sanofi-Synthelabo ordinary shares and Aventis ordinary shares; and

•	as reported on the NYSE for Sanofi-Synthelabo ADSs and Aventis ADSs.

In each case the prices are given:

•	as of January 21, 2004, which was the last full trading day on Euronext Paris before rumors and press articles significantly affected the share prices and trading volumes of Sanofi-Synthelabo ordinary shares and Aventis ordinary shares; for more information, see “Financial Analyses of the Revised Offers — Preliminary Information”;

•	as of January 23, 2004, which was the last full trading day on the Euronext Paris and on the NYSE, prior to the public announcement of the original offers;

•	as of April 23, 2004, which was the last full trading day on the Euronext Paris and on the NYSE, prior to the public announcement of the revised offers; and

•	as of May 27, 2004, which was the most recent practicable trading day on the Euronext Paris and on the NYSE, prior to the date of this prospectus supplement.

See “Market Price and Dividend Data” for further information about historical market prices of these securities.

      The following table also presents the implied equivalent value per security for Aventis ordinary shares in euros and Aventis ADSs in U.S. dollars. The implied equivalent value of an Aventis ordinary share was calculated by multiplying the closing market price per Sanofi-Synthelabo ordinary share by 0.8333, the exchange ratio for each Aventis ordinary share in the revised U.S. offer, and then adding to that amount the cash portion of the exchange consideration of €20.00 for each Aventis ordinary share. The implied equivalent value of an Aventis ADS was calculated by multiplying the closing market prices per Sanofi-Synthelabo ADS by 1.6667, the applicable ratio for each Aventis ADS in the revised U.S. offer, and then adding to that amount an amount in U.S. dollars equal to the cash portion of the exchange consideration of €20.00 for each Aventis ADS.

      In calculating the implied equivalent value per Aventis ADS, amounts in euros have been translated into U.S. dollars at a rate of €1.00 = $1.2617, which was the Federal Reserve Bank of New York noon buying rate on January 21, 2004, at a rate of €1.00 = $1.2610, which was the Federal Reserve Bank of New York noon buying rate on January 23, 2004, at a rate of €1.00 = $1.1802, which was the Federal Reserve Bank of New York noon buying rate on April 23, 2004, and at a rate of €1.00 = $1.2274, which was the Federal Reserve Bank of New York noon buying rate on May 27, 2004, as applicable.

					Implied Equivalent
					Value per Aventis
	Sanofi-Synthelabo		Aventis		Security

	Ordinary		Ordinary		Ordinary
	Shares	ADSs	Shares	ADSs	Shares	ADSs
	(Euros)	(U.S. $)	(Euros)	(U.S. $)	(Euros)	(U.S. $)

January 21, 2004	€60.00	$38.11	€53.80	$68.50	€70.00	$88.75
January 23, 2004	€57.75	$37.01	€57.55	$73.00	€68.13	$86.90
April 23, 2004	€55.95	$32.83	€66.25	$79.76	€66.63	$78.32
May 27, 2004	€54.60	$33.52	€65.05	$79.76	€65.50	$80.41

      The market prices of Sanofi-Synthelabo ordinary shares and Sanofi-Synthelabo ADSs and Aventis ordinary shares and Aventis ADSs are likely to fluctuate prior to the expiration date of these offers and cannot be predicted. We urge you to obtain current market information regarding Sanofi-Synthelabo ordinary shares and Sanofi-Synthelabo ADSs and Aventis ordinary shares and Aventis ADSs.

      The following table presents, as of the same dates as the preceding table, the implied equivalent value per Aventis ordinary share in euros and the implied equivalent value per Aventis ADS in U.S. dollars, under the three mix and match elections. The implied equivalent value of the standard entitlement was calculated in the same manner as in the preceding table. The implied equivalent value of an Aventis ordinary share exchanged pursuant to a valid all stock election was calculated by multiplying the closing market price per Sanofi-Synthelabo ordinary share on Euronext Paris by 1.1739, the applicable exchange ratio for each Aventis ordinary share under the all stock election. The implied equivalent value of an Aventis ADS exchanged pursuant to a valid all stock election was calculated by multiplying the closing market price per Sanofi-Synthelabo ADS on the NYSE by 2.3478, the applicable exchange ratio for each Aventis ADS under the all stock election. The implied equivalent value of an Aventis ordinary share exchanged pursuant to a valid all cash election is fixed at €68.93. The implied equivalent value of an Aventis ADS exchanged pursuant to a valid all cash election was calculated by converting €68.93 into an amount in U.S. dollars at the applicable Federal Reserve Bank of New York noon buying rate on the relevant date.

	Implied Equivalent Value per Aventis Security, exchanged pursuant to:

	Standard
	Entitlement		All Stock Election		All Cash Election

	Ordinary		Ordinary		Ordinary
	Shares	ADSs	Shares	ADSs	Shares	ADSs
	(Euros)	(U.S. $)	(Euros)	(U.S. $)	(Euros)	(U.S. $)

January 21, 2004	€70.00	$88.75	€70.43	$89.47	€68.93	$86.97
January 23, 2004	€68.13	$86.90	€67.79	$86.89	€68.93	$86.92
April 23, 2004	€66.63	$78.32	€65.68	$77.08	€68.93	$81.35
May 27, 2004	€65.50	$80.41	€64.09	$78.70	€68.93	$84.60

SUMMARY SELECTED COMPARATIVE HISTORICAL

AND PRO FORMA PER SHARE DATA

      The following tables set forth certain historical per share data for Sanofi-Synthelabo and Aventis as well as unaudited pro forma and equivalent pro forma combined per share data to reflect the combination of Sanofi-Synthelabo and Aventis. The pro forma adjustments are based upon available information and certain assumptions that Sanofi-Synthelabo believes are reasonable, including the assumptions that pursuant to the revised offers:

•	all of the outstanding Aventis securities are exchanged for cash and Sanofi-Synthelabo securities, with a cash component of €20.00 and a share component valued at 0.8333 of a newly issued Sanofi-Synthelabo ordinary share for each Aventis security;

•	all of the outstanding Aventis BSAs are purchased for cash in the revised French offer or the revised German offer, for aggregate consideration of €6 million;

•	all of the outstanding Aventis stock options remain outstanding, and, at the termination of any transfer restriction period, each holder of an Aventis stock option will be able to exchange each Aventis ordinary share that is received as a result of the exercise of the option for 1.1739 Sanofi-Synthelabo ordinary shares, the same number of Sanofi-Synthelabo ordinary shares that a tendering holder would have been entitled to receive in the offers pursuant to an all stock election (assuming no proration and no reduction in respect of any dividend paid by Aventis); and

•	the net cash consideration paid in the offers is financed by €15,595 million of new Sanofi-Synthelabo debt at an interest rate of 3.6%.

      In addition, the pro forma adjustments reflect the sale to GlaxoSmithKline of Sanofi-Synthelabo’s interests in Arixtra® and Fraxiparine® on the terms announced on April 13, 2004, see “Recent Events — Sale of Arixtra® and Fraxiparine®”, as well as the disposal of Aventis Behring to CSL, which was completed on March 31, 2004. See Exhibit 99.3 to Aventis’s Form 6-K, dated April 30, 2004, which is incorporated into this prospectus supplement by reference.

      The summary selected comparative historical and pro forma per share data is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial condition of the combined entities that would have been achieved had the revised U.S. offer, the revised French offer and the revised German offer been completed during the periods presented, nor is the summary selected comparative historical and pro forma per share data necessarily indicative of the future operating results or financial position of the combined entities.

      The summary selected comparative historical and pro forma per share data has been derived from and should be read in conjunction with the “Unaudited Pro Forma Condensed Combined Financial Statements of Sanofi-Synthelabo and Aventis” and the related notes included in this prospectus supplement, and with the respective consolidated financial information of Sanofi-Synthelabo and Aventis as of and for the year ended December 31, 2003, which are incorporated by reference into this prospectus supplement. All amounts are stated in euros. This pro forma information is subject to risks and uncertainties, including those discussed under “Risk Factors — We have not been given the opportunity to conduct a due diligence review of the non-public records of Aventis. Therefore, we may be subject to unknown liabilities of Aventis which may have an adverse effect on our profitability and results of operations” and “Risk Factors — We have not verified the reliability of the Aventis information included in, or incorporated by reference into, this prospectus supplement and, as a result, our estimates of the impact of consummation of the revised offers on the pro forma financial information in this prospectus supplement may be incorrect.”

      The pro forma financial information is based on preliminary estimates and assumptions, which Sanofi-Synthelabo believes to be reasonable. The pro forma adjustments and allocations of purchase price are preliminary. Due to the limited financial and other information related to Aventis available to Sanofi-Synthelabo’s management, the excess of purchase price over the book value of the assets to be acquired has been allocated according to a preliminary analysis by Sanofi-Synthelabo’s management based on available public information. The final allocation of the purchase price will be completed after the asset and liability valuations are finalized by Sanofi-Synthelabo’s management. There can be no assurance that the final allocation of the purchase price will not differ from the preliminary allocation.

	Sanofi-Synthelabo				Aventis

						Equivalent
		Pro Forma				Pro Forma
	Historical	Combined			Historical	Combined
	per	per		Pro Forma	per	per
	Ordinary	Ordinary	Historical	Combined	Ordinary	Ordinary
	Share	Share	per ADS	per ADS	Share/ADS	Share/ADS

	(All data in euros)
French GAAP:
Year Ended December 31, 2003
Net income	2.95	(2.64)	1.48	(1.32)	2.42	(2.20)
Net income before non-recurring charges or credits directly attributable to the transaction (1)	N/A	1.21	N/A	0.60	N/A	1.01
Dividends (2)	0.84	0.84	0.42	0.42	0.70	0.70
Shareholders’ equity (3)	9.00	29.01	4.50	14.51	13.28	24.18

(1)	Represents income (loss) before non-recurring charges or credits directly attributable to the acquisition, which differs from income (loss) from continuing operations before non-recurring charges or credits directly attributable to the acquisition which is required under Form F-4 and Article 11 of Regulation S-X, because “continuing operations” is not a defined concept under French GAAP. Income (loss) from continuing operations before non-recurring charges or credits directly attributable to the acquisition under U.S. GAAP is presented in Note 6.2 under “Notes to Unaudited Pro Forma Condensed Combined Financial Statements”.

(2)	The Sanofi-Synthelabo pro forma dividends per share represent the historical per share dividends paid by Sanofi-Synthelabo during the year ended December 31, 2003 in respect of the previous year’s results.

(3)	Represents shareholders’ equity as of December 31, 2003 under French GAAP, divided by the weighted average number of shares outstanding for the period.

EXCHANGE RATE INFORMATION

      The following tables show, for the periods indicated, information concerning the exchange rate between the U.S. dollar and the euro. The average rates for the monthly periods presented in these tables were calculated by taking the simple average of the daily noon buying rates, as published by the Federal Reserve Bank of New York, which we refer to as the “noon buying rates.” The average rates for the interim periods and annual periods presented in these tables were calculated by taking the simple average of the noon buying rates on the last day of each month during the relevant period. This information is provided solely for your information, and we do not represent that euros could be converted into U.S. dollars at these rates or at any other rate. These rates are not the rates used by Sanofi-Synthelabo or Aventis in the preparation of their respective consolidated financial statements incorporated by reference into this prospectus supplement.

      The data provided in the following table are expressed in U.S. dollars per euro and are based on noon buying rates published by the Federal Reserve Bank of New York for the euro. On January 23, 2004, the date immediately prior to the announcement of the original offers, the exchange rate between the U.S. dollar and the euro expressed in U.S. dollar per euro was €1.00 = $1.2610. On April 23, 2004, the date immediately prior to the announcement of the revised offers, the exchange rate between the U.S. dollar and the euro expressed in U.S. dollar per euro was €1.00 = $1.1802. On May 27, 2004, the most recent practicable date prior to the printing of this prospectus supplement, the exchange rate was €1.00 = $1.2274. The data provided in the following table for the period prior to January 1999 are based on noon buying rates for the French franc converted into the euro at the fixed rate established by the European Council of Ministers of FF 6.55957 = €1.00.

	Period-end	Average
	Rate (1)	Rate (2)	High	Low

Recent Monthly Data
May 2004 (through May 18)	$1.2274	$1.1989	$1.2274	$1.1801
April 2004	1.1975	1.1989	1.2358	1.1802
March 2004	1.2092	1.2261	1.2431	1.2088
February 2004	1.2441	1.2640	1.2848	1.2426
January 2004	1.2452	1.2638	1.2853	1.2389
December 2003	1.2597	1.2298	1.2597	1.1956
November 2003	1.1995	1.1710	1.1995	1.1417
October 2003	1.1609	1.1714	1.1833	1.1596
September 2003	1.1650	1.1267	1.1650	1.0845
August 2003	1.0986	1.1155	1.1390	1.0871
July 2003	1.1231	1.1365	1.1580	1.1164
June 2003	1.1502	1.1674	1.1870	1.1423
May 2003	1.1766	1.1556	1.1853	1.1200
April 2003	1.1180	1.0862	1.1180	1.0621
Interim Period Data
Three months ended March 31, 2004	$1.2292	$1.2499	$1.2853	$1.2088
Nine months ended September 30, 2003	1.1650	1.1193	1.1870	1.0361
Six months ended June 30, 2003	1.1502	1.1144	1.1870	1.0361
Nine months ended September 30, 2002	0.9879	0.9293	1.0156	0.8594
Six months ended June 30, 2002	0.9856	0.9027	0.9885	0.8594
Annual Data (Year ended December 31,)
2003	$1.2597	$1.1411	$1.2597	$1.0361
2002	1.0485	0.9495	1.0485	0.8594
2001	0.8901	0.8909	0.9535	0.8370
2000	0.9388	0.9207	1.0335	0.8270
1999	1.0070	1.0588	1.1812	1.0016

(1)	The period-end rate is the noon buying rate on the last business day of the applicable period.

(2)	The average rates for the monthly periods were calculated by taking the simple average of the daily noon buying rates, as published by the Federal Reserve Bank of New York. The average rates for the interim periods and annual periods were calculated by taking the simple average of the noon buying rates on the last day of each month during the relevant period.

RISK FACTORS

      In deciding whether to accept this revised U.S. offer, you should carefully consider the following risks that relate to the revised U.S. offer as well as the risk factors incorporated by reference into this prospectus supplement from Item 3.D of Sanofi-Synthelabo’s Annual Report on Form 20-F for the year ended December 31, 2003 and from Item 3 of Aventis’s Annual Report on Form 20-F for the year ended December 31, 2003, together with the other information contained in or incorporated by reference into this prospectus supplement. Any of these risks could have an adverse effect on our business, financial condition, results of operations or prospects, which could in turn affect the price of Sanofi-Synthelabo ordinary shares or Sanofi-Synthelabo ADSs.

The integration of the companies will present significant challenges that may result in the combined business not operating as effectively as expected or in the failure to achieve some or all of the anticipated benefits of the transaction.

      The benefits and synergies expected to result from the revised offers will depend in part on whether the operations of Aventis can be integrated in a timely and efficient manner with those of Sanofi-Synthelabo. Sanofi-Synthelabo will face significant challenges in consolidating its functions with those of Aventis, and integrating the organizations, procedures and operations of the two businesses. The integration of Sanofi-Synthelabo and Aventis will be complex and time-consuming, and the managements of both companies will have to dedicate substantial time and resources to it. These efforts could divert management’s focus and resources from other strategic opportunities and from day-to-day operational matters during the integration process. Failure to successfully integrate the operations of Sanofi-Synthelabo and Aventis could result in the failure to achieve some or all of the anticipated benefits from the transaction, including synergies and other operating efficiencies, and could have an adverse effect on the business, results of operations, financial condition or prospects of Sanofi-Synthelabo after the transaction.

Even if Sanofi-Synthelabo consummates the revised offers, there may be a delay before Sanofi-Synthelabo can obtain control of the management of Aventis.

      In order for Sanofi-Synthelabo to control the management of Aventis following successful completion of the revised offers, Sanofi-Synthelabo will need to take control of the supervisory board (conseil de surveillance) and the management board (directoire) of Aventis. Pursuant to Article L. 225-103, II, 4 of the French Commercial Code, if Sanofi-Synthelabo gains control of Aventis pursuant to the revised offers, Sanofi-Synthelabo may request the management board (directoire) of Aventis to convene a meeting of shareholders with an agenda which, among other things, will provide for the election of a new supervisory board (conseil de surveillance) and, if necessary, the dismissal of the existing management board (directoire) of Aventis. Under French law, the supervisory board (conseil de surveillance) could then appoint a new management board (directoire). In any event, shareholders’ meetings may be held no sooner than 30 days after the publication of a notice announcing the meeting in the Bulletin des Annonces Légales Obligatoires, or BALO, the French official legal gazette.

The value of the Sanofi-Synthelabo ordinary shares and the Sanofi-Synthelabo ADSs to be received by the holders of Aventis securities in the revised offers will fluctuate. The U.S. dollar value of the cash consideration you receive will vary depending on the euro/ U.S. dollar exchange rate.

      Upon completion of the revised offers, unless you make a successful mix and match election, each Aventis ordinary share will be exchanged for 0.8333 of a Sanofi-Synthelabo ordinary share and €20.00 in cash, without interest, and each Aventis ADS will be exchanged for 1.6667 Sanofi-Synthelabo ADSs and an amount in U.S. dollars equal to €20.00, in cash, without interest. There will be no adjustment to the exchange ratios for changes in the market price of either Aventis ordinary shares or Aventis ADSs, on the one hand, or Sanofi-Synthelabo ordinary shares or Sanofi-Synthelabo ADSs, on the other. Accordingly, the market value of the Sanofi-Synthelabo ordinary shares or Sanofi-Synthelabo ADSs that holders of Aventis securities will receive upon completion of the revised offers will depend on the market value of Sanofi-Synthelabo ordinary shares or Sanofi-Synthelabo ADSs at the time of completion of the revised offers and could vary significantly from the market value of those securities on the date of this prospectus supplement. The market value of the Sanofi-Synthelabo ordinary shares and Sanofi-Synthelabo ADSs to be issued in the revised offers will also continue to fluctuate after completion of the revised offers. For historical and current market prices of Sanofi-Synthelabo ordinary shares and Sanofi-Synthelabo ADSs, please refer to “Market Price and Dividend Data”. You should obtain current market quotations for Sanofi-Synthelabo ordinary shares and Sanofi-Synthelabo ADSs and for Aventis ordinary shares and Aventis ADSs.

      The cash portion of the consideration that you will receive for your Aventis securities is determined in euros. As a result the value of this consideration in U.S. dollars will vary depending on the exchange rate between the euro and the U.S. dollar, which is expected to fluctuate between the date of this prospectus supplement and the date on which you will receive your cash consideration. Fluctuations in the exchange rate between the U.S. dollar and the euro will also affect the dollar equivalent of the euro price of Sanofi-Synthelabo ordinary shares traded on Euronext Paris, and, as a result, may affect the market price of the Sanofi-Synthelabo ADSs traded on the NYSE.

If you make an all stock or all cash election there can be no assurance that you will receive all your consideration in the form you elected or that your election will result in the same mix of consideration regardless of whether you tender your Aventis securities in the initial offer period or in the subsequent offering period, if any; in any event, you will not know the exact mix of consideration that you will receive until after the applicable expiration date and you are no longer able to withdraw your tender.

      The revised U.S. offer includes a mix and match election feature whereby you may elect to receive only Sanofi-Synthelabo ordinary shares or Sanofi-Synthelabo ADSs, as applicable, or only cash in exchange for any or all of the Aventis securities that you tender. However, these elections will be satisfied in full only to the extent that offsetting elections have been made by other tendering holders of Aventis securities in the revised U.S. offer, the revised French offer and the revised German offer. To the extent that elections cannot be satisfied as a result of a lack of such off-setting elections, they will be subject to proration and allocation adjustments that will ensure that, in the aggregate (and subject to adjustment if Aventis approves any dividend or interim dividend having a payment or ex-dividend date before the settlement of the revised offers), 71% of the Aventis securities tendered in the revised U.S. offer, the revised French offer and the revised German offer will be exchanged for Sanofi-Synthelabo ordinary shares (including Sanofi-Synthelabo ordinary shares underlying Sanofi-Synthelabo ADSs) and 29% will be exchanged for cash. See “The Revised U.S. Offer — Mix and Match Election”.

      Because the satisfaction of your election depends on the elections made by the other tendering holders of Aventis securities in the revised U.S. offer, the revised French offer and the revised German offer, there can be no assurance that you will receive all of your consideration in the form that you have elected. Also, because the mix and match allocations (including the proration procedures) will be applied separately to elections made with respect to Aventis securities tendered in the initial offer period and to elections made with respect to Aventis securities tendered in the subsequent offering period, if any, there can be no assurance that your election would result in the same mix of consideration regardless of whether you tender your securities in the initial offer period or in the subsequent offering period, if any. Finally, you will not know the mix of consideration that you will receive until after the offer period or subsequent offering period, as applicable, has expired and you are no longer able to withdraw your tender.

Compliance with conditions and obligations imposed in connection with regulatory approvals could adversely affect the businesses of Sanofi-Synthelabo and Aventis.

      The proposed acquisition of the Aventis securities by Sanofi-Synthelabo will be reviewed by and require regulatory approvals from the European Commission, any member state of the European Union that has successfully sought jurisdiction to review the revised offers under its national competition law and the U.S. antitrust authorities. See “Regulatory Matters”. In order to obtain these regulatory approvals, Sanofi-Synthelabo may have to divest, or commit to divesting, certain of the businesses or products of Aventis and/or Sanofi-Synthelabo to third parties. In the alternative or in addition, in order to obtain the necessary regulatory approvals, Sanofi-Synthelabo may have to make other commitments to the European Commission and/or the U.S. antitrust authorities. These divestitures and other commitments, if any, may have an adverse effect on the business, results of operations, financial condition or prospects of Sanofi-Synthelabo after the transaction.

      On April 13, 2004, Sanofi-Synthelabo announced that it had signed an agreement with GlaxoSmithKline regarding the divestment by Sanofi-Synthelabo, on a worldwide basis, of Arixtra®, Fraxiparine® and related assets, including the manufacturing facility located in Notre-Dame de Bondeville, France. See “Recent Developments — Sale of Arixtra® and Fraxiparine®”. On April 26, 2004, the European Commission announced that it had granted approval for the proposed acquisition of Aventis by Sanofi-Synthelabo, subject to certain conditions. These conditions require Sanofi-Synthelabo to divest or grant licenses for a number of products (in addition to Arixtra® and Fraxiparine®) which, in aggregate, generated approximately €320 million of revenues in the year ended December 31, 2003 (principally related to Campto®), representing approximately 1.3% of the pro forma combined sales of Sanofi-Synthelabo and Aventis for that period.

      Jurisdictions throughout the world claim jurisdiction under their competition or antitrust laws in respect of acquisitions or mergers that have the potential to affect their domestic marketplace. A number of these jurisdictions may claim to have jurisdiction to review the transaction. Such investigations or proceedings may be initiated and, if initiated, may have an adverse effect on the business, results of operations, financial condition or prospects of Sanofi-Synthelabo after the transaction.

If the revised offers are successful, we will incur a substantial amount of debt to finance the cash portion of the consideration for the Aventis securities to be acquired, which debt could restrict our ability to engage in additional transactions or incur additional indebtedness.

      In connection with our proposed acquisition of the Aventis securities, on April 24, 2004, we entered into a credit facility agreement that permits us to borrow up to €16,000 million. We may only borrow amounts under this credit facility if our revised offers for Aventis securities are successful. If the revised offers are successful, we expect to borrow a substantial amount under this credit facility, which we will use mainly to finance the cash portion of the consideration to be paid to holders of Aventis securities pursuant to the revised offers and to refinance certain debt of Aventis and its subsidiaries. The credit facility includes terms and conditions customary for agreements of this type, which could restrict our ability to engage in additional transactions or incur additional indebtedness. For more information on the terms and conditions of the credit facility, please see “Source and Amount of Funds”.

We have not been given the opportunity to conduct a due diligence review of the non-public records of Aventis. Therefore, we may be subject to unknown liabilities of Aventis which may have an adverse effect on our profitability and results of operations.

      In commencing the original offers and determining the terms and conditions of the revised offers, we have relied solely and exclusively upon publicly available information relating to Aventis, including periodic and other reports for Aventis as filed with or furnished to the SEC on Form 20-F and Form 6-K, as well as Aventis’s 2003 document de référence, as filed with the AMF. We have not conducted an independent due diligence review of, nor had access to, any nonpublic information about Aventis. As a result, after the consummation of our revised offers, we may be subject to unknown liabilities of Aventis, which may have an adverse effect on our profitability, results of operations and financial position, which we might have otherwise discovered if we had been permitted by Aventis to conduct a complete due diligence review.

We have not verified the reliability of the Aventis information included in, or incorporated by reference into, this prospectus supplement and, as a result, our estimates of the impact of consummation of the revised offers on the pro forma financial information in this prospectus supplement may be incorrect.

      In respect of information relating to Aventis presented in, or incorporated by reference into, this prospectus supplement, including all Aventis financial information, we have relied exclusively upon publicly available information, including information publicly filed by Aventis with securities regulatory authorities. Although we have no knowledge that would indicate that any statements contained in this prospectus supplement based upon such reports and documents are inaccurate, incomplete or untrue, we were not involved in the preparation of such information and statements and, therefore, cannot verify the accuracy, completeness or truth of such information or any failure by Aventis to disclose events that may have occurred, but that are unknown to us, that may affect the significance or accuracy of any such information. Aventis has not provided representatives of Sanofi-

Synthelabo with access to Aventis’s accounting records, and, therefore, we have not independently verified certain adjustments and assumptions with respect to Aventis’s financial information in preparing the pro forma financial information presented in this prospectus supplement. Any financial information regarding Aventis that may be detrimental to the combined entity and that has not been publicly disclosed by Aventis, or errors in our estimates due to the lack of cooperation from Aventis, may have an adverse effect on the benefits we expect to achieve through the consummation of the revised offers and may result in material inaccuracies in the pro forma financial information included in this prospectus supplement.

Consummation of the revised offers may result in adverse tax consequences to Sanofi-Synthelabo resulting from a change of ownership of Aventis.

      We have not had access to information concerning Aventis’s tax situation. It is possible that the consummation of the revised offers may result in adverse tax consequences arising from a change of ownership of Aventis. The tax consequences of a change of ownership of a corporation can lead to an inability to carry-over certain tax attributes, including, but not limited to, tax losses, tax credits and/or tax basis of assets. In addition, the change of ownership may result in other tax costs not normally associated with the ordinary course of business. Such other tax costs include, but are not limited to, stamp duties, land transfer taxes, franchise taxes and other levies. The fact that Sanofi-Synthelabo is unaware of information relevant to a determination of the potential tax consequences and related costs represents an additional transaction risk.

Change of control provisions in Aventis’s agreements may be triggered upon Sanofi-Synthelabo’s acquisition of control of Aventis and may lead to adverse consequences for Sanofi-Synthelabo, including the loss of significant contractual rights and benefits, the termination of joint venture and/or licensing agreements or the need to renegotiate financing agreements.

      Aventis may be a party to joint ventures, licenses and other agreements and instruments that contain change of control provisions that may be triggered when Sanofi-Synthelabo acquires control of Aventis upon the completion of the revised offers. Aventis has not provided us with copies of any of the agreements to which it is party and these types of agreement are not generally publicly available. Agreements with change of control provisions typically provide for, or permit the termination of, the agreement upon the occurrence of a change of control of one of the parties or, in the case of debt instruments, require repayment of all outstanding indebtedness. These provisions, if any, may be waived with the consent of the other party and Sanofi-Synthelabo will consider whether it will seek these waivers. In the absence of these waivers, the operation of the change of control provisions, if any, could result in the loss of significant contractual rights and benefits, the termination of joint venture agreements and licensing agreements or require the renegotiation of financing agreements.

      In addition, employment agreements with members of the Aventis senior management and other Aventis employees may contain change of control clauses providing for compensation to be paid in the event the employment of these employees is terminated, either by Aventis or by those employees, following the consummation of the revised offers. These payments, if triggered, could be substantial and could adversely affect our results of operations in the period they become payable. For example, according to the Schedule 14D-9 that Aventis filed with the SEC on April 16, 2004, the cash amount payable under all the severance agreements for the seven members of the Aventis Management Board would be, in the aggregate, $40,672,864, calculated using the euro/U.S. dollar exchange rate as of March 3, 2004 of €1=$1.2189, assuming that the change of control and qualifying termination occur at such time that the work contracts end on December 31, 2004.

If the revised offers for Aventis securities are successful, but some Aventis securities remain outstanding, the existence of minority interests in Aventis following the revised offers may limit our ability to integrate and manage the assets and operations of the combined businesses and therefore reduce benefits that we could otherwise achieve.

      The existence of minority interests in Aventis after the completion of the revised offers could impede the integration of our operations with those of Aventis and thereby make it more difficult to achieve the cost savings and other operating efficiencies or to realize the revenue and earnings growth that might otherwise be possible.

If the revised offers for Aventis securities are successful, but some Aventis securities remain outstanding, the liquidity and market value of the remaining Aventis securities held by the public could be adversely affected by the fact that they will be held by a smaller number of holders.

      Depending upon the number of Aventis securities acquired pursuant to the revised offers, following the completion of the revised offers, the Aventis ADSs may no longer meet the requirements of the NYSE for continued listing. Moreover, to the extent permitted under applicable law and stock exchange regulations, Sanofi-Synthelabo intends to seek to cause the delisting of the Aventis ADSs on the NYSE, and, the delisting of the Aventis ordinary shares on Euronext Paris and the Frankfurt Stock Exchange.

      If the NYSE were to delist the Aventis ADSs, or if Euronext Paris or the Frankfurt Stock Exchange were to delist the Aventis ordinary shares, the market for these Aventis securities could be adversely affected. Although it is possible that the Aventis ADSs and/or the Aventis ordinary shares would be traded in over-the-counter markets, such alternative trading markets may not occur. In addition, the extent of the public market for the Aventis ADSs and Aventis ordinary shares and the availability of market quotations would depend upon the number of holders and/or the aggregate market value of the Aventis ADSs and Aventis ordinary shares, remaining at such time, the interest in maintaining a market in the Aventis ADSs and Aventis ordinary shares, on the part of securities firms and the possible termination of registration of Aventis ADSs under the Exchange Act. If such registration is terminated, Aventis could cease filing periodic reports with the SEC, which could further impact the value of the Aventis ADSs. To the extent the availability of such continued listings or quotations depends on steps taken by Sanofi-Synthelabo or Aventis, Sanofi-Synthelabo or Aventis may or may not take such steps. Therefore, you should not rely on any such listing or quotation being available.

Because some existing holders of Sanofi-Synthelabo ordinary shares and Sanofi-Synthelabo ADSs are entitled to two votes for every share they hold, the percentage of the voting rights of Sanofi-Synthelabo that you will own immediately after the revised offers will be less than the percentage of the outstanding share capital of Sanofi-Synthelabo that you will own.

      Under Sanofi-Synthelabo’s existing bylaws (statuts), holders of Sanofi-Synthelabo ordinary shares who hold their shares in the same registered name for at least two years have the right to two votes for every share thus held. Under the ADS depositary agreement, holders of Sanofi-Synthelabo ADSs who have held their Sanofi-Synthelabo ADSs in the same registered name for at least two years also have the right to double-voting rights. As a result, new purchasers of Sanofi-Synthelabo ordinary shares (including Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs), including holders of Aventis securities who tender their Aventis securities in the revised U.S. offer, the revised French offer or the revised German offer and receive Sanofi-Synthelabo ordinary shares or Sanofi-Synthelabo ADSs, will qualify to obtain double-voting rights only after holding those Sanofi-Synthelabo ordinary shares in the same registered name for two years. See “Description of Sanofi-Synthelabo Ordinary Shares — Voting Rights” in the prospectus dated April 9, 2004. As of December 31, 2003, 335,766,522 Sanofi-Synthelabo ordinary shares carried double-voting rights, representing approximately 45.8% of our outstanding share capital, approximately 49.2% of our outstanding share capital that is held by holders other than Sanofi-Synthelabo, and approximately 65.9% of our voting rights. If all of the Aventis securities are validly tendered and exchanged pursuant to the terms of the revised U.S. offer, the revised French offer and the revised German offer, the former holders, other than Aventis, of Aventis securities will own approximately 49% of our outstanding share capital (other than share capital held by Sanofi-Synthelabo) and approximately 39% of our voting rights and the current holders of Sanofi-Synthelabo securities, other than Sanofi-Synthelabo, will hold approximately 51% of our outstanding share capital and approximately 61% of our voting rights. Similarly, the percentage of Sanofi-Synthelabo’s voting rights that you will own immediately after the revised offers will be less than the percentage of the outstanding share capital of Sanofi-Synthelabo that you will own and will be less than the percentage of Sanofi-Synthelabo’s voting rights owned by some existing Sanofi-Synthelabo shareholders who own the same number or fewer Sanofi-Synthelabo ordinary shares.

Sanofi-Synthelabo’s two largest shareholders will continue to own a significant percentage of the enlarged share capital and voting rights of Sanofi-Synthelabo immediately after the revised offers are completed.

      If all of the Aventis securities are validly tendered and exchanged pursuant to the terms of the revised U.S. offer, the revised French offer and the revised German offer, immediately after the exchange, Total and L’Oréal, Sanofi-Synthelabo’s two largest shareholders, will own, on a diluted basis taking into account all in-the-money options that are exercisable as of the expected closing date, approximately 13.2% and approximately 10.6%, respectively, of the share capital (other than share capital held by Sanofi-Synthelabo) and approximately 21.1% and approximately 16.9%, respectively, of the voting rights in Sanofi-Synthelabo. Under the terms of a shareholders’ agreement, Total and L’Oréal have agreed to act in concert with respect to their shareholdings in Sanofi-Synthelabo and to certain restrictions on the transfer of their Sanofi-Synthelabo ordinary shares. On November 24, 2003, Total and L’Oréal amended the shareholders’ agreement so that it terminates on December 2, 2004 according to its terms, the parties having indicated that they do not intend to act in concert with respect to their shareholdings in Sanofi-Synthelabo as from that date. See “Recent Developments  — Shareholders’ Agreement” in the prospectus dated April 9, 2004.

      To the extent these shareholders maintain such level of shareholding and particularly if they act in concert, after the exchange, Total and L’Oréal will remain in a position to exert heightened influence in the election of the directors and officers of Sanofi-Synthelabo and in other corporate actions that require shareholders’ approval. Continued ownership of a large percentage of the share capital and voting rights of Sanofi-Synthelabo by these two principal shareholders, who are also members of the Sanofi-Synthelabo board of directors, particularly if they act in concert, may have the effect of delaying, deferring or preventing a future change in the control of Sanofi-Synthelabo and may discourage future bids for Sanofi-Synthelabo other than with the support of these shareholders.

      Upon the termination of the existing shareholders’ agreement between those two shareholders, all of the Sanofi-Synthelabo ordinary shares owned by these shareholders will become available to be sold in the public market, subject to applicable laws and regulations. Sales of a substantial number of Sanofi-Synthelabo ordinary shares, or a perception that such sales may occur, could adversely affect the market price for Sanofi-Synthelabo ordinary shares and Sanofi-Synthelabo ADSs. See “Item 10. Additional Information — Share Capital — Shares Eligible for Future Sale” in Sanofi-Synthelabo’s Annual Report on Form 20-F for the year ended December 31, 2003, for a more detailed description of the eligibility of Sanofi-Synthelabo ordinary shares for future sale.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

      Certain statements made or incorporated by reference into this prospectus supplement are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Examples of such forward-looking statements include but are not limited to:

•	projections of operating revenues, net income, net earnings per share, capital expenditures, dividends, capital structure or other financial items or ratios;

•	statements of our plans, objectives or goals, including those relating to products, clinical trials, regulatory approvals and competition;

•	statements about our future economic performance or that of France, the United States or any other country in which we operate; and

•	statements of assumptions underlying such statements.

      Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying these statements.

      Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statements. Such factors, some of which are discussed under “Risk Factors”, include but are not limited to:

•	our ability to continue to expand our presence profitably in the United States;

•	the success of our research and development programs;

•	our ability to protect our intellectual property rights; and

•	the risks associated with reimbursement of healthcare costs and pricing reforms, particularly in the United States and Europe.

      We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

      Forward-looking statements speak only as of the date they are made. Except as otherwise required by applicable law, we do not undertake any obligation to update them in light of new information or future developments.

      Notwithstanding any statement in this prospectus supplement, the related prospectus dated April 9, 2004 or in any press release that Sanofi-Synthelabo has filed in connection with the revised U.S. offer, the revised French offer or the revised German offer and incorporated herein by reference, Sanofi-Synthelabo acknowledges that the safe harbor for forward-looking statements under Section 27A of the Securities Act and Section 21E of the Exchange Act, as added by the Private Securities Litigation Reform Act of 1995, does not apply to forward-looking statements made in connection with a tender offer.

RECENT DEVELOPMENTS

Dividends

      On April 2, 2004, Aventis announced that its Supervisory Board had proposed a resolution authorizing a dividend of €0.82 per share in respect of Aventis’s 2003 results to be presented to Aventis shareholders for their approval at the next annual general meeting of Aventis shareholders, which was originally scheduled for May 19, 2004. Pursuant to the agreement, dated April 25, 2004, between Aventis and Sanofi-Synthelabo, Aventis has rescheduled this annual general meeting for June 11, 2004.

      On February 16, 2004, Sanofi-Synthelabo announced that the annual general meeting of Sanofi-Synthelabo shareholders would be asked to approve a dividend of €1.02 per share in respect of Sanofi-Synthelabo’s 2003 results, an increase of 21.5% over the €0.84 per share paid in respect of 2002 results. On April 15, 2004, Sanofi-Synthelabo announced that, in accordance with a resolution adopted on February 13, 2004, at its meeting held on April 14, 2004, the board of directors of Sanofi-Synthelabo had decided to distribute an interim dividend of €0.97 per Sanofi-Synthelabo ordinary share. This interim dividend was paid on May 5, 2004 and the balance will be paid on the settlement date of the revised offers (or of the subsequent offering period, if any). For further information, please see Sanofi-Synthelabo’s Reports on Form 6-K, dated April 15, 2004 and May 4, 2004, which are incorporated into this prospectus supplement by reference.

Sale of Arixtra® and Fraxiparine®

      On January 7, 2004, Sanofi-Synthelabo announced that it had reached agreement with NV Organon to acquire all of Organon’s interests relating to Arixtra® (fondaparinux sodium), idraparinux and other oligosaccharides. For further information, please see Sanofi-Synthelabo’s Report on Form 6-K, dated January 8, 2004, which is incorporated into this prospectus supplement by reference.

      On January 26, 2004, Sanofi-Synthelabo began a sales process to divest its interests in Arixtra® and Fraxiparine® in order to be able to respond to possible demands of the competition authorities. See “Risk Factors — Compliance with conditions and obligations imposed in connection with regulatory approvals could adversely affect the businesses of Sanofi-Synthelabo and Aventis”.

      On April 13, 2004, Sanofi-Synthelabo announced that it had signed an agreement with GlaxoSmithKline, or GSK, regarding the divestment by Sanofi-Synthelabo, on a worldwide basis, of Arixtra®, Fraxiparine®, and related assets, including the manufacturing facility located in Notre-Dame de Bondeville, France. As part of this transaction, it was announced that GSK will assume responsibility for ongoing Arixtra® clinical trials. The closing of this divestiture transaction is conditioned on the successful completion of Sanofi-Synthelabo’s offer for Aventis as well as on obtaining the requisite clearances from EU and U.S. competition authorities. The purchase price to be paid by GSK in this transaction is €453 million and will be satisfied by GSK in cash upon completion. For further information, please see Sanofi-Synthelabo’s Report on Form 6-K, dated April 13, 2004, which is incorporated into this prospectus supplement by reference.

Aventis Litigation Relating to the French Offer

      Pursuant to the agreement, dated April 25, 2004, between Aventis and Sanofi-Synthelabo, Aventis agreed to withdraw all claims with prejudice currently pending against Sanofi-Synthelabo and the AMF in connection with the offers and to dismiss as soon as practicable the pending actions in the Court of Appeals of Paris against the AMF’s decisions to clear the terms of the original French offer and to grant a visa (n° 04-0090) to Sanofi-Synthelabo’s original French offer prospectus (note d’information). The Court of Appeals of Paris entered orders of dismissal with respect to both pending actions on May 11, 2004.

Aventis Litigation Relating to the U.S. Offer

      On April 19, 2004, Aventis filed a complaint in the United States District Court for the District of New Jersey alleging that the public filings and public statements of Sanofi-Synthelabo in connection with the original U.S. Offer violate Section 14(d) and Section 14(e) of the Exchange Act. See Aventis’s Report on Form 6-K, dated April 20, 2004.

      Pursuant to the agreement, dated April 25, 2004, between Aventis and Sanofi-Synthelabo, Aventis agreed to withdraw all claims with prejudice currently pending against Sanofi-Synthelabo and to dismiss all pending actions in the United States District Court for New Jersey. The Judge dismissed the action and all claims with prejudice by an order dated May 3, 2004.

Sanofi-Synthelabo’s 2004 First Quarter Sales

      On April 22, 2004, Sanofi-Synthelabo announced its consolidated sales figures for the first quarter 2004. Sanofi-Synthelabo generated first quarter 2004 consolidated sales of €2,193 million, up 11.9% on a reported basis (up 18.4% on a comparable basis, excluding the effects of exchange rate fluctuation and changes in group structure). Sanofi-Synthelabo does not report earnings on a quarterly basis. For further information, please see Sanofi-Synthelabo’s Report on Form 6-K, dated April 22, 2004, which is incorporated into this prospectus supplement by reference.

Aventis 2004 First Quarter Results

      On April 29, 2004, Aventis announced its consolidated group sales figures for the first quarter 2004. Aventis generated consolidated sales of €3,946 million, compared to €4,195 million in first quarter 2003, which included the consolidated sales from the therapeutic proteins business Aventis Behring, which was completely divested on March 31, 2004. Group net income was €556 million in first quarter 2004, compared to €202 million in first quarter 2003, while consolidated earnings per share were €0.71 compared to €0.25.

Agreement Between Aventis and Sanofi-Synthelabo to Create Sanofi-Aventis

      On April 25, 2004, Sanofi-Synthelabo and Aventis entered into an agreement that provided, among other things, that Sanofi-Synthelabo would increase its offer consideration by €8.50, in cash, per Aventis ordinary share, including Aventis ordinary shares represented by Aventis ADSs, and the Supervisory Board of Aventis would recommend that holders of Aventis securities tender their Aventis securities into the improved offers. On the successful completion of the revised offers, the combined entity will be renamed Sanofi-Aventis. See “Background and Reasons for the Revised Offers — Past Contacts, Transactions, Negotiations and Agreements”. On May 19, 2004, Aventis and Sanofi-Synthelabo amended their agreement to clarify the procedures to be used to give effect to their intent that holders of Aventis stock options should receive the economic benefit of those options without undue cost to those holders, to Sanofi-Synthelabo or to Aventis. For the text of this amendment, please see Sanofi-Synthelabo’s Report on Form 6-K, dated May 21, 2004, which is incorporated into this prospectus supplement by reference.

European Commission Competition Approval

      On April 26, 2004, the European Commission announced that it had approved the proposed acquisition of Aventis by Sanofi-Synthelabo, subject to certain conditions. These conditions require Sanofi-Synthelabo to divest or grant licenses for a number of products (in addition to Arixtra® and Fraxiparine®) which, in aggregate, generated approximately €320 million of revenues in the year ended December 31, 2003 (principally related to Campto®), representing approximately 1.3% of the pro forma combined sales of Sanofi-Synthelabo and Aventis for that period. These required divestitures and licenses are described in the Commission’s press release, dated April 26, 2004. For further information, see “Regulatory Matters — Competition and Antitrust — European Union competition laws”.

Request for Additional Information from the U.S. Federal Trade Commission

      On May 5, 2004, Sanofi-Synthelabo announced that as is standard practice when investigating a friendly transaction of this significance, the FTC had issued a request for additional information (a second request) to enable the FTC to complete its ongoing review of the acquisition of Aventis securities pursuant to the offers. Sanofi-Synthelabo and Aventis will fully cooperate with the FTC’s investigation to resolve all remaining issues as promptly as possible. See Sanofi-Synthelabo’s Report on Form 6-K, dated May 5, 2004, which is incorporated into this prospectus supplement by reference. For further information, please see “Regulatory Matters — Competition and Antitrust — United States Hart-Scott-Rodino Antitrust Improvements Act of 1976”.

Postponement of General Meetings of Shareholders

      Pursuant to the Agreement, dated April 25, 2004, between Aventis and Sanofi-Synthelabo, on April 29, 2004, Aventis announced that it was postponing the annual general meeting of Aventis shareholders previously scheduled for May 19, 2004. On May 12, 2004, Aventis announced that it has rescheduled the annual general meeting for June 11, 2004 (on second convocation, in the likely event that a quorum is not obtained on June 1, 2004). Aventis also announced that the ex-dividend date for the dividend of €0.82 per Aventis ordinary share in respect of Aventis’s 2003 results, if approved, will be June 15, 2004 and the payment date will be July 15, 2004. (The ex-dividend date for the Aventis ADSs will be June 10, 2004 and the dividend in respect of the Aventis ADSs will be payable to holders of record on June 14, 2004 and will be paid on July 22, 2004). For further information, please see Aventis’s Report on Form 6-K, dated May 12, 2004, which is incorporated into this prospectus supplement by reference.

      On May 3, 2004, the board of directors of Sanofi-Synthelabo decided to postpone the general meeting of Sanofi-Synthelabo shareholders originally scheduled for May 24, 2004. The postponement does not affect the proposed arrangements for the payment of the 2003 dividend to Sanofi-Synthelabo shareholders. For further information, please see Sanofi-Synthelabo’s Report on Form 6-K, dated May 4, 2004, which is incorporated into this prospectus supplement by reference. On May 14, 2004, Sanofi-Synthelabo announced that the general meeting of shareholders had been rescheduled for June 23, 2004. For further information, please see Sanofi-Synthelabo’s Report on Form 6-K, dated May 14, 2004, which is incorporated into this prospectus supplement by reference.

      On May 24, 2004, the board of directors of Sanofi-Synthelabo finalized the list of directors whose nomination will be proposed to the general meeting of shareholders to be held on June 23, 2004. In accordance with the agreement, dated April 25, 2004, between Aventis and Sanofi-Synthelabo, it is proposed that the board of directors of Sanofi-Synthelabo will be composed of: (1) Jean François Dehecq and the following 8 directors nominated by the board of directors of Sanofi-Synthelabo: René Barbier de la Serre, Robert Castaigne, Thierry Desmarest, Lord Douro, Christian Mulliez, Lindsay Owen-Jones, Gérard Van Kemmel and Bruno Weymuller, whose terms of office would take effect at the end of the general meeting of Sanofi-Synthelabo shareholders; and (2) subject to the successful settlement of the revised French offer, the revised U.S. offer and the revised German offer, the following 8 directors nominated by the supervisory board of Aventis: Jean-Marc Bruel, Jürgen Dormann, Jean-René Fourtou, Serge Kampf, Igor Landau, Hubert Markl, Klaus Pohle and Hermann Scholl. For further information, please see Exhibit 99.1 to Sanofi-Synthelabo’s Report on Form 6-K, dated May 26, which is incorporated into this prospectus supplement by reference.

AMF Clearance Decision and Grant of Visa

      On May 4, 2004, the AMF announced (Decision et Information n° 204C0579) that it had examined the terms of the revised French offer and declared it “recevable”, meaning that the AMF has cleared the terms of the revised French offer as complying with applicable French tender offer rules. In its clearance decision, the AMF announced that the expiration date of the French offer would be fixed after the recommendation statement (note d’information en reponse) of Aventis had received its visa and after the AMF had reviewed the withdrawal of the proceedings before the Court of Appeals of Paris, taking into account the commitments made by the AMF at the hearing relating to the request for a suspension of the AMF’s previous decisions. See “Background and Reasons for the Offers — Background of the Offers” in the prospectus dated April 9, 2004. The AMF also confirmed that it had agreed to set the expiration date for the revised French offer such that the revised French offer, the revised German offer and the revised U.S. offer would expire at the same time. In addition, the AMF decided to declare the previous tenders of Aventis securities in the initial offers to be null and void. See “The Revised U.S. Offer — Grounds for Withdrawing the Revised Offers; Return of Tendered Aventis Securities”.

      On May 7, 2004, the AMF announced that it had granted the revised French offer prospectus (note d’information complémentaire) its visa (no 04-0384). On May 11, 2004, Sanofi-Synthelabo published the revised French offer prospectus in La Tribune, a French financial newspaper of general circulation. Accordingly, pursuant to applicable French regulations, the revised French offer opened on May 12, 2004.

BACKGROUND AND REASONS FOR THE REVISED OFFERS

Background of the Revised Offers

      This chronology of the background to the revised offers should be read in conjunction with, and as a supplement to, the section entitled “Background of the Offers” in the prospectus dated April 9, 2004.

      On April 8, 2004, Mr. Dehecq made a presentation regarding the proposed acquisition of Aventis by Sanofi-Synthelabo in Strasbourg to the Group Council of Aventis (le comité de groupe d’Aventis), the representative body of Aventis’s French employees constituted pursuant to Article 439-1 of the French Labor Code.

      On April 9, 2004, the proposed resolutions for the upcoming general meeting of Aventis shareholders were published in the Bulletin des Annonces Légales Obligatoires, or BALO, the French official legal gazette.

      On April 9, 2004, the SEC declared effective the registration statement on Form F-4, which included a form of the prospectus dated April 9, 2004, a final version of which was filed on April 12, 2004, under Rule 424(b) under the Securities Act.

      On April 12, 2004, Sanofi-Synthelabo filed with the SEC its tender offer statement on Schedule TO and commenced the U.S. offer. On that same day, Sanofi-Synthelabo began to deliver the prospectus, dated April 9, 2004, and the related U.S. offer documents, to holders of Aventis securities eligible to participate in the U.S. offer.

      On April 13, 2004, Sanofi-Synthelabo announced that it had signed an agreement with GlaxoSmithKline regarding the divestment by Sanofi-Synthelabo, on a worldwide basis, of Arixtra®, Fraxiparine®, and related assets including the manufacturing facility located in Notre-Dame de Bondeville, France. For further information see “Recent Developments — Sale of Arixtra® and Fraxiparine®”.

      On April 15, 2004, Sanofi-Synthelabo announced that in accordance with a resolution adopted on February 13, 2004, at its meeting held on April 14, 2004, the board of directors of Sanofi-Synthelabo had decided to distribute an interim dividend of €0.97 per Sanofi-Synthelabo ordinary share to be paid on May 5, 2004. For further information see “Recent Developments — Dividends”.

      On April 15, 2004, Mr. Landau sent a letter to Mr. Dehecq in reply to Mr. Dehecq’s letter, dated April 5, 2004, which had reflected concerns regarding Aventis’s publicity campaign of systematically denigrating Sanofi-Synthelabo and certain of its products, in particular Plavix®. Mr. Landau’s letter rejected the charge that Aventis had engaged in a campaign of systematically denigrating Sanofi-Synthelabo and its products. Mr. Landau asserted that Aventis’s actions had been motivated by a duty to inform holders of Aventis securities about the possible risks associated with the offers.

      On April 16, 2004, Aventis filed with the SEC its recommendation statement on Schedule 14D-9, in which Aventis recommended that the holders of Aventis securities eligible to participate in the U.S. offer should not tender their Aventis securities in the U.S. offer.

      On April 19, 2004, the AMF announced that it would announce its decision on April 23, 2004 regarding the legality of the warrants to subscribe for additional Aventis ordinary shares (bons de souscription d’actions) that Aventis has proposed for approval at the upcoming general meeting of Aventis shareholders. Pursuant to their proposed terms, these warrants, which we refer to as the Plavix® warrants, would become exercisable under certain conditions, including in the event that the offers are successful and that a generic version of Plavix® is introduced on the U.S. market on or before 2007.

      On April 19, 2004, Aventis filed a complaint in the United States District Court for the District of New Jersey alleging that the public filings and public statements of Sanofi-Synthelabo in connection with the U.S. offer violate Section 14(d) and Section 14(e) of the Exchange Act. For further information see “Recent Developments — Aventis Litigation Relating to the U.S. Offer”.

      On April 21, 2004, Aventis announced that in order to satisfy any potential concerns regarding the principle of free and fair competition in bid situations, Aventis has informed the AMF that the draft resolution to be presented to the general meeting of Aventis shareholders, scheduled for May 19, 2004, that contemplates the issuance of the Plavix® warrants would provide for the cancellation of the issuance of those warrants in the event that a competing offer to that of Sanofi-Synthelabo is declared admissible by the AMF. On April 22, 2004,

Novartis AG issued a press release announcing its results for the first quarter of 2004. That press release also stated that: “the Board of Directors of Novartis has decided to accept the offer of the Aventis Supervisory Board to negotiate conditions for a potential business combination. No assurances can be given that an agreement can be reached.”

      On April 22, 2004, Sanofi-Synthelabo announced its consolidated sales figures for the first quarter of 2004. See “Recent Developments — Sanofi-Synthelabo 2004 First Quarter Sales”.

      On the afternoon of April 22, 2004, Mr. Dehecq and Mr. Landau met for the first time since the public announcement of the offers to discuss in general terms the possibility of an agreed offer by Sanofi-Synthelabo for Aventis, pursuant to which Sanofi-Synthelabo would make an improved offer and Aventis would recommend that offer to its shareholders. At this meeting, there was no discussion or negotiation of the amount by which Sanofi-Synthelabo would or should increase its offer. The meeting concluded with Mr. Dehecq and Mr. Landau agreeing to continue the discussions the next day.

      On April 23, 2004, the AMF issued a press release announcing its decision regarding the Plavix® warrants and concluding “that the issuance of the warrants contemplated by Aventis is not consistent with the principles that regulate the orderly conduct of public tender offers.” Among other things, the press release stated that:

[The AMF] takes note, moreover, that the warrants, apparently intended to cover the Plavix® risk, already known by the market, could be exercised even though this risk has not materialized and could be cancelled even though this risk continues.

[The AMF] believes that the issuance of the warrants in reality constitutes an indirect method of unilaterally raising the price offered by the bidder which creates an ambiguous situation with respect to the bidder’s control of its offer terms and an uncertainty with respect to the well-ordered conduct of the offer procedures of which the AMF is the caretaker.

While the AMF reaffirms the principle according to which defensive measures against a public tender offer may be adopted during the pendency of an offer by a general meeting of shareholders convened for that purpose, the AMF believes that it would not be able to accept devices intended only to act in opposition to one of the possible participants and the use of which would be likely to provoke a sequence of reactions creating great disorder for the market.

For this reason the AMF considers that the plan to issue warrants in the manner set forth in the draft resolution contemplated by the Management Board and the Supervisory Board of Aventis, of which it takes notice, is inconsistent with the principles that regulate the orderly conduct of public tender offers and that the AMF has the responsibility to enforce.

      On April 23, 2004, Mr. Dehecq, Mr. Lindsay Owen-Jones, a member of the Sanofi-Synthelabo board of directors and Chairman and Chief Executive Officer of L’Oréal, and Mr. Thierry Desmarest, a member of the Sanofi-Synthelabo board of directors and Chairman and Chief Executive Officer of Total, on the one hand, met with Mr. Landau, Mr. Jürgen Dormann, Chairman of the Aventis Supervisory Board, and Mr. Jean-René Fourtou, Vice Chairman of the Aventis Supervisory Board, on the other hand. At this meeting the parties continued to discuss the possibility of an agreed transaction. At this meeting, there was no discussion or negotiation of the amount by which Sanofi-Synthelabo would or should increase its offer.

      On April 23 and April 24, 2004, various advisors and representatives of Sanofi-Synthelabo had contacts and discussions with various advisors and representatives of Aventis to explore the possibility of an agreed transaction.

      The foregoing discussions generally covered the following material topics: the possible name of the combined company; the corporate governance of the combined company, including the composition of its board of directors; its standing board committees and its management committee (Comité de direction); termination policies and severance arrangements; arrangements for the treatment of Aventis stock options and the warrants issued to German employees; and the ongoing commitment of the combined company to maintain the manufacturing and research facilities of Aventis located in Frankfurt, Germany.

      On April 24, 2004, the Sanofi-Synthelabo board of directors (conseil d’administration) held a meeting in Paris, France, at which all of the members of the Sanofi-Synthelabo board of directors were present, except for

Pierre Gilles de Gennes. Certain members of Sanofi-Synthelabo’s senior management were present and representatives of Sanofi-Synthelabo’s financial and legal advisers were available to answer questions raised by the Sanofi-Synthelabo board of directors. Mr. Dehecq presided at the meeting. The meeting received presentations confirming the strategic rationale for the proposed acquisition of Aventis, providing an update on the progress of the offers to date and the likely future timetable for the offers, and setting forth the proposed terms and conditions for the revised offers. The Sanofi-Synthelabo board of directors also reviewed the regulatory considerations, including European and U.S. antitrust matters, of the revised offers. The Sanofi-Synthelabo board of directors also received an update on the discussions and contacts that had taken place over the previous two days with representatives and advisors of Aventis with respect to the possibility of an agreed transaction between Sanofi-Synthelabo and Aventis. Following extensive discussion and deliberation, the Sanofi-Synthelabo board of directors voted unanimously:

•	to approve the terms of the credit agreement negotiated in connection with the revised offers and to authorize Mr. Dehecq (with full powers of delegation) to negotiate and execute the definitive credit agreement and any related, necessary or useful agreements or contracts and generally to take all actions necessary or desirable in order to put in place the credit facility (in accordance with French law, Mr. Owen-Jones, who is also a member of the board of directors of BNP Paribas, recused himself from this vote);

•	to approve the guarantee that may be granted by Sanofi-Synthelabo, in connection with the above credit agreement, with respect to the obligations of its subsidiaries that become borrowers under such credit agreement, for an amount equal to the principal amount able to be borrowed under tranche C of the credit facility (plus an amount of 15% of such principal amount to cover interest, fees and other related charges) and to authorize Mr. Dehecq (with full power of delegation) to negotiate and execute the final guarantee and any related, necessary or useful agreements or contracts and generally to take all actions necessary or desirable in relation to this matter (in accordance with French law, Mr. Owen-Jones, who is also a member of the board of directors of BNP Paribas, recused himself from the vote); this authorization was given in addition to the one given on December 10, 2003 but replaced the authorization given on January 25, 2004 in relation to the guarantee related to the credit facility entered into by Sanofi-Synthelabo on January 25, 2004;

•	to approve (1) the revised offers on the terms and conditions set forth in this prospectus supplement, (2) the drafts of the revised offer documentation relating to the revised French offer and the revised U.S. offer, (3) the draft information notice required to be published under regulation n° 2002-04 of the COB (communiqué) and (4) the revised letter of engagement between Sanofi-Synthelabo and Merrill Lynch and to authorize Mr. Dehecq (with full powers of delegation) to file the improved offer, to take all necessary steps (including negotiations with the target on the basis agreed by the board of directors) and to negotiate and execute any necessary documents (including filing the necessary documentation with governmental and administrative authorities in various countries in connection with the revised offers) and generally to take all necessary actions to effect the revised offers;

•	to approve the terms of a revised letter of engagement between Sanofi-Synthelabo and BNP Paribas and to authorize Mr. Dehecq (with full powers of delegation) to negotiate and execute the definitive letters of engagement and any related agreements (in accordance with French law, Mr. Owen-Jones, who is also a member of the board of directors of BNP Paribas, recused himself from this vote);

•	to supplement the agenda and the draft resolutions to be put to the general meeting of Sanofi-Synthelabo shareholders on May 24, 2004 (as well as the notice of that meeting) so as to include the additional resolution (number 27) necessary to increase the capital of Sanofi-Synthelabo through the issuance of the number of new ordinary shares to be issued in exchange for the Aventis ordinary shares tendered in the revised offers (a draft of which resolution was reviewed by the board), it being understood that no vote would be taken on this resolution at the meeting of Sanofi-Synthelabo shareholders on May 24, 2004 except in the case that Sanofi-Synthelabo had received satisfactory assurances that the Aventis resolution relating to the issuance of the Plavix® warrants and/or the Plavix® warrants themselves had been withdrawn, cancelled or become null and void. In the case that no such assurance had been received, the board authorized Mr. Dehecq to ensure that a vote would be taken on this resolution at another general meeting of Sanofi-Synthelabo shareholders to be held no later than five trading days before the expiration date of the revised offers;

•	to amend the report of the board of directors to be presented to the shareholders’ meeting on May 24, 2004;

•	to establish a special ad hoc committee of the board of directors, composed of Mr. Dehecq, René Barbier de la Serre, Robert Castaigne, Christian Mulliez, and Gérard Van Kemmel and to authorize this committee to finalize the official extract of the minutes (l’extrait du procès-verbal) of the meeting of the Sanofi-Synthelabo board of directors; and

•	to authorize Mr. Dehecq (with full powers of delegation) to execute all documents and to take all action necessary to give effect to the revised offers.

      On the morning of April 25, 2004, pursuant to the authorization to negotiate granted by the Sanofi-Synthelabo board of directors, Mr. Dehecq faxed a letter to Mr. Landau together with an executed agreement setting out the terms on which Sanofi-Synthelabo was willing to make an improved offer for Aventis; provided, among other things, that the Supervisory Board of Aventis agree to recommend that all holders of Aventis ordinary shares and Aventis ADSs tender their Aventis securities into the revised offer. The main terms of this agreement had been reviewed by the Sanofi-Synthelabo board of directors at its meeting on April 24, 2004. Mr. Dehecq’s letter stated that Sanofi-Synthelabo’s enclosed agreement to make an improved offer would expire unless agreed to in writing by the Management Board and the Supervisory Board of Aventis by 10:00 p.m. on April 25, 2004. The letter and the proposed agreement generally covered the topics set forth in the description of the agreement in its final form, see “— Past Contacts, Transactions, Negotiations and Agreements” immediately below. The letter and the proposed agreement were the first communication between Sanofi-Synthelabo and Aventis concerning the specific price terms on which Sanofi-Synthelabo was prepared to make the revised offers.

      Throughout the day on April 25, 2004, various representatives and advisors of Sanofi-Synthelabo had contacts and discussions with various representatives and advisors of Aventis, generally related to the terms and conditions of an improved offer by Sanofi-Synthelabo to be recommended by the Aventis Supervisory Board and the final terms of the proposed agreement between Sanofi-Synthelabo and Aventis.

      In the afternoon of April 25, 2004, the Aventis Supervisory Board met. At the end of that meeting, Aventis communicated to Sanofi-Synthelabo that the Aventis Supervisory Board had concluded that Sanofi-Synthelabo’s revised offers were in the interest of the Company, its shareholders and employees and that the Aventis Supervisory Board, therefore, had authorized the Management Board of Aventis to execute the agreement between Aventis and Sanofi-Synthelabo and that the Aventis Supervisory Board was recommending that Aventis shareholders tender their Aventis shares in the revised offers.

      Following the meeting of the Aventis Supervisory Board, representatives of Sanofi-Synthelabo and Aventis negotiated the definitive agreement between the companies, and Sanofi-Synthelabo and Aventis executed the definitive agreement.

      On April 26, 2004, Sanofi-Synthelabo filed its revised French offer documentation with the AMF, and the AMF published the material terms of the revised French offer in an official notice (avis de dépôt n 204C0545). On April 26, 2004, Sanofi-Synthelabo publicly announced the revised offers by issuing a press release that stated (most footnotes and annex omitted):

Following an agreement reached between the two groups, Sanofi-Synthelabo (Paris: SAN, NYSE: SNY) announces a friendly improved offer for Aventis. This improved offer has been filed today in Paris and will be filed over the next few days in the United States and Germany.

Sanofi-Synthelabo’s offer, which creates value for all shareholders, offers a very attractive premium to Aventis shareholders and is immediately accretive to adjusted net earnings for Sanofi-Synthelabo shareholders.

This offer was unanimously approved by the Board of Directors of Sanofi-Synthelabo on April 24, 2004 and is fully supported by Total and L’Oréal, Sanofi-Synthelabo’s two principal shareholders, who, in view of the agreement, will approve the corresponding increase in share capital.

The offer was approved on April 25, 2004 by the Management Board and by the Supervisory Board of Aventis, which recommends that Aventis shareholders tender their shares into Sanofi-Synthelabo’s offer.

Sanofi-Synthelabo is delighted by the agreement reached with Aventis, which achieves a friendly business combination between two companies to create the third largest pharmaceutical group in the world, and the number one in Europe. It will be led by Jean-François Dehecq, with a management team drawn equally from both groups, respecting the cultures of each, with a strong presence in France and Germany. The strategic project presented by Sanofi-Synthelabo will thus be implemented.

       Main Terms of the Agreement

The agreement will be made public in its entirety.

Besides the financial elements of the offer and the recommendation of the Supervisory Board of Aventis, it covers the following main points:

•	Company name: SANOFI-AVENTIS

•	Board of Directors: the Board will be composed of 17 members, of which Jean-François Dehecq, Chairman and Chief Executive Officer, 8 members chosen by Aventis and 8 members chosen by Sanofi-Synthelabo. In addition to the three existing board committees (Audit, Remuneration, Scientific), a Strategic Committee will be created. These committees will have equal representation.

•	Management Committee: the management Committee will be chaired by Jean-François Dehecq who will nominate an equal number of persons selected from Sanofi-Synthelabo and Aventis.

•	Withdrawal of the proposed resolutions to the annual general meeting of shareholders of Aventis relating to the Plavix® warrants and to the limitation of voting rights and withdrawal of all legal proceedings.

       Terms of the Offer

•	«Standard entitlement»: 5 Sanofi-Synthelabo shares and €120 in cash for 6 Aventis shares,

•	All-stock election: 1.1739 Sanofi-Synthelabo shares for each Aventis share,

•	All-cash election: €68.93 in cash for each Aventis share

•	Aventis shareholders are free to choose one or other election, or a combination of different elections. However, the all-stock election and the all-cash election will be adjusted and prorated such that, in aggregate, the consideration offered shall always be 71% in shares and 29% in cash.

The offer is subject to the condition that shares representing more than 50% of the share capital and voting rights of Aventis are tendered, on a fully diluted basis.

The improved offer will not be subject to the condition precedent of the expiration or termination of the applicable waiting period under the US Hart-Scott-Rodino Antitrust Improvements Act and no order being entered prohibiting the transaction.

The extraordinary meeting of Sanofi-Synthelabo shareholders will be convened on May 24, 2004 for the purpose of approving the issuance of the Sanofi-Synthelabo shares to pay for the Aventis shares tendered in the offer.

On April 26, 2004, Aventis issued a press release that stated:

On April 25, 2004, Aventis and Sanofi-Synthelabo agreed on a substantially improved offer as well as a balanced governance structure. After reviewing this new offer, the Management Board and the

Supervisory Board decided to recommend this offer to Aventis shareholders. This decision was based on a majority of 13 members, with two opposing votes by employee representatives and an abstention by the representative of Kuwait Petroleum Corporation, Mrs. Seham Razzouqi. All members of the Aventis Supervisory Board were present or represented.

Igor Landau, Chairman of the Management Board, said: “We are pleased to have reached an agreement that recognizes the value of Aventis from a financial standpoint as well as the talent and expertise of our employees. By being equally represented in the management of Sanofi-Aventis, this agreement provides the necessary conditions for the success and development of the new group.”

       Terms of the Offer

Under the revised offer terms, Sanofi-Synthelabo offers:

•	0.8333 of a newly issued Sanofi-Synthelabo ordinary share and a cash compensation of €20 for each Aventis ordinary share tendered (2003 dividend attached), and

•	1.6667 newly issued Sanofi-Synthelabo ADSs and a cash compensation of €20 for each Aventis ADS.

The offer consists of 71% Sanofi-Synthelabo shares and 29% cash.

This improved offer would value one Aventis share at €68.93 based on the unaffected share price of Sanofi-Synthelabo (one month-average) prior to the launch of their initial offer on January 26, 2004, which valued Aventis with €60.43 per share.

The improved offer values Aventis in total at €55.3 billion compared to €48.5 billion for the initial offer.

       Principles for the new combined company

The combined company will operate and function under the following principles:

•	the name of the new group will be Sanofi-Aventis

•	the Board of Directors will be made up of 17 members: Jean-Francois Dehecq, Chairman and CEO (President Directeur General), eight members selected by the Aventis Supervisory Board, including the Vice-Chairman of the board of directors, who will be a German representative, and eight members selected by the Sanofi-Synthelabo board of directors;

•	the Board of Directors of the combined company will appoint four committees (Strategic Committee, Compensation and Nomination Committee, Audit Committee and Scientific Committee) which will consist of an equal number of Aventis and Sanofi-Synthelabo directors, two of such committees being chaired by a director designated by Aventis and two being chaired by a director designated by Sanofi-Synthelabo;

•	a Comité de Direction will include an equal number of persons from Aventis and Sanofi-Synthelabo selected by Mr. Jean-Francois Dehecq as Chairman;

•	an integration committee consisting of an equal number of members selected from Aventis and Sanofi-Synthelabo and Mr. Jean-Francois Dehecq as Chairman, will oversee the integration of the two companies and select the managers of the combined group.

       Reasons for Recommending the Offer

The Supervisory Board determined that:

•	the terms of the improved offer reflect a substantial increase in the premium offered to Aventis shareholders which is now in line with comparable transactions based on various valuation methods;

•	compared to Sanofi-Synthelabo’s initial offer, the improved terms reflect adequately the expected growth potential of Aventis in the next few years and its expected contribution to the results and growth of the combined group;

•	the governance rules and contemplated integration processes, as defined in the proposed agreement, should allow a successful and fair integration between the two companies;

•	the status of the review and negotiation with the antitrust authorities in Europe and in the U.S., indicate that Sanofi-Synthelabo’s commitments to secure approval should not significantly impact the growth profile of the combined group; and

•	Sanofi-Synthelabo has assured Aventis that the disclosure in its Registration Statement on US Form F-4 regarding the Plavix litigation is true and correct in all material respects and that there are no material omissions from that disclosure that make such disclosure misleading;

•	completion of the transaction can be reasonably expected in a short time frame.

       Aventis to withdraw outstanding litigation and specific resolutions from Aventis Annual General Meeting

Aventis will withdraw all claims against Sanofi-Synthelabo and the Autorite des Marches Financiers in connection with Sanofi-Synthelabo’s offer, and will withdraw the resolutions relating to the issuance of Plavix warrants and the limitation of voting rights from its Annual General Meeting, for which a new date will be scheduled.

On April 22, 2004, Novartis accepted the offer of the Aventis Supervisory Board to negotiate the conditions of a potential business combination. During the course of these negotiations, Aventis invited Novartis to submit an offer for consideration by the Supervisory Board. Novartis indicated that it would not be prepared to submit a bid, unless the Supervisory Board first rejected any improved offer from Sanofi-Synthelabo. Aventis has not received any offer from Novartis.

On April 26, 2004, Total issued a press release that stated:

Sanofi-Synthélabo has just announced an increased, friendly offer for the shares of Aventis, following an original public offer announced January 26.

Total has approved this increased, friendly offer and in light of agreements will approve the capital increase that will be put to the vote of the general shareholders meeting of Sanofi-Synthélabo.

Total congratulates the decision of the Supervisory Board of Aventis to recommend this offer to its shareholders.

Total considers that this combination, as now recommended, should facilitate implementation of synergies.

The combination of the two groups will permit the creation of the number one player in the pharmaceutical industry in Europe and number three on a worldwide level.

On April 26, 2004, L’Oréal issued a press release in French that stated, in translation:

L’Oréal has fully approved Sanofi-Synthelabo’s proposed offer for Aventis announced today and will approve the increase in share capital that will be submitted to a general meeting of Sanofi-Synthelabo shareholders.

L’Oréal is delighted by the friendly character of this offer, the spirit of which should facilitate the combination between the two groups and the success of the new entity, Sanofi-Aventis. This transaction has been recommended by the Supervisory Board and the Management Board of Aventis.

This transaction will permit the creation of a new and important global player in the pharmaceutical industry.

As announced on January 26, 2004, L’Oréal intends to keep its shares and will reflect its share of the dividends paid by Sanofi-Synthelabo in its income statement.

      On April 26, 2004, the European Commission announced that it had approved Sanofi-Synthelabo’s proposed acquisition of Aventis, subject to certain conditions. For further information, see “Recent Developments — European Commission Competition Approval”.

      On May 4, 2004, the AMF announced (Decision et Information n° 204C0579) that it had examined the terms of the revised French offer and declared it “recevable”, meaning that the AMF has cleared the terms of the revised French offer as complying with applicable French tender offer rules. See “Recent Developments — AMF Clearance Decision and Grant of Visa”.

      On May 5, 2004, Sanofi-Synthelabo announced that the FTC had issued a request for additional information (a second request) to enable the FTC to complete its ongoing review of the acquisition of Aventis securities pursuant to the offers. See “Recent Developments — Request for Additional Information from the U.S. Federal Trade Commission”.

      On May 5, 2004, Sanofi-Synthelabo caused a post-effective amendment to its registration statement on Form F-4 (including a preliminary form of this prospectus supplement) to be filed with the SEC.

      On May 7, 2004, the AMF granted the revised French offer prospectus (note d’information complémentaire) its visa (n° 04-0384).

      On May 11, 2004, Sanofi-Synthelabo published the revised French offer prospectus in La Tribune, a French financial newspaper of general circulation.

      On May 12, 2004, the revised French offer opened. Also on May 12, 2004, Aventis announced that its annual general meeting of shareholders has been rescheduled for June 11, 2004. See “Recent Developments — Postponement of General Meetings of Shareholders”.

      On May 13, 2004, the SEC declared the post-effective amendment to Sanofi-Synthelabo’s registration statement on Form F-4 to be effective.

      On May 14, 2004, Sanofi-Synthelabo announced that its general meeting of shareholders has been rescheduled for June 23, 2004. See “Recent Developments — Postponement of General Meetings of Shareholders”.

      On May 14, 2004, Aventis announced that it had submitted its draft recommendation statement (note d’information en réponse) to the AMF.

      On May 24, 2004, the board of directors of Sanofi-Synthelabo finalized the list of directors whose nomination will be proposed to the general meeting of Sanofi-Synthelabo shareholders to be held on June 23, 2004. See “Recent Developments — Postponement of General Meetings of Shareholders”.

      On May 26, 2004, Sanofi-Synthelabo announced the successful completion of the first round of syndication of the €16 billion credit facility entered into in connection with the revised offers. See “Source and Amount of Funds”.

Past Contacts, Transactions, Negotiations and Agreements

Agreement, dated April 25, 2004, between Aventis and Sanofi-Synthelabo

      The following is a summary of the main terms of the Agreement, dated April 25, 2004, between Aventis and Sanofi-Synthelabo, as amended on May 19, 2004. The following summary is qualified by reference to the complete text of the Agreement, which has been filed as an exhibit to the registration statement of which this prospectus supplement forms a part and is incorporated into this prospectus supplement by reference.

      Revised Offers. Sanofi-Synthelabo agreed to make an improved offer having the financial terms and other terms and conditions set forth in this prospectus supplement. Sanofi-Synthelabo also agreed (i) not to decrease the minimum tender condition in the revised offers or in any subsequent recommended offer, (ii) not to include an antitrust condition in the revised offers and (iii) to file the necessary documentation for the revised offers with the appropriate regulatory authorities as promptly as practicable.

      Aventis Supervisory Board Recommendation. As a condition precedent to the revised offers, the Aventis Supervisory Board determined that the revised offers were in the interests of Aventis, its shareholders and its employees and has recommended that all holders of Aventis securities tender those securities in the revised offers. Aventis agreed to issue a press release announcing its recommendation and stating that a majority of the members of the Aventis Supervisory Board have agreed to tender all their Aventis securities in the revised offers. The Aventis press release will also state that the Aventis Supervisory Board has agreed to reschedule the Aventis

Annual General Meeting in the manner set forth below. Aventis has agreed to file the necessary documentation for the Aventis Supervisory Board’s recommendation of the revised offers with the appropriate regulatory authorities as promptly as practicable.

      Company Name. Subject to the approval of Sanofi-Synthelabo shareholders at a duly called general meeting (which Sanofi-Synthelabo will use all reasonable efforts to call and which will in any event take place prior to the completion of the revised offers), Sanofi-Synthelabo will change its name to “Sanofi-Aventis”, effective immediately following the completion of the revised offers. The worldwide working languages of the combined entity after the completion of the revised offers will be French and English.

      Board of Directors; Committees. After the successful completion of the revised offers, the Sanofi-Synthelabo board of directors (conseil d’administration) will be composed of 17 persons, including Mr. Dehecq, as chairman and chief executive officer, 8 directors selected by the Aventis Supervisory Board (“Aventis Directors”), and 8 directors selected by the Sanofi-Synthelabo board of directors (“Sanofi-Synthelabo Directors”). The vice chairman of the board will be a German Aventis Director. The Sanofi-Synthelabo board of directors will include employee representatives as non-voting members. Immediately following the successful completion of the revised offers and subject to the approval of Sanofi-Synthelabo shareholders at a duly called general meeting (which Sanofi-Synthelabo will use all reasonable efforts to call and which will in any event take place prior to the completion of the revised offers), Sanofi-Synthelabo will provide for the tenure of members of the board of directors to be four years. After the successful completion of the revised offers, and subject to the requirements of applicable law and stock exchanges, and with the aim to comply with best corporate governance practices, the Audit, Remuneration and Nominating and Scientific Committees of the Sanofi-Synthelabo board of directors will be composed of an equal number of Aventis Directors and Sanofi-Synthelabo Directors. In addition, Sanofi-Synthelabo will form a Strategic Committee that will consist of an equal number of Aventis Directors and Sanofi-Synthelabo Directors. Sanofi-Synthelabo Directors will be president of two of the foregoing committees and Aventis Directors will be president of the other two foregoing committees.

      Integration Committee. An Integration Committee, chaired by Mr. Dehecq, will be established as soon as practicable to oversee the integration of the two companies’ operations. The selection of managers of the combined company will be based upon criteria to discern the “best of the best” for the conduct of the ongoing operations of the combined enterprise.

      Comité de Direction. A Management Committee (Comité de Direction) will be established, chaired by Mr. Dehecq and composed of equal numbers of Sanofi-Synthelabo and Aventis executives. The Management Committee will include the key officers and managers from the combined enterprise.

      Termination Packages; Severance Policies. For 18 months following successful completion of the revised offers, Sanofi-Synthelabo will permit the Aventis employees who are members of the Aventis Management Board or the Aventis Operations Management Committee (a total of 12 people, not including Mr. Igor Landau) and whose employment is terminated (including if they decide to leave for professional dissatisfaction, but excluding termination for wilful misconduct) to receive the compensation specified in their existing written termination packages, and Sanofi-Synthelabo will not contest the termination packages. Aventis represents that, to its best knowledge, such termination packages have been approved in accordance with applicable law. For 12 months following expiration of the revised offers, Sanofi-Synthelabo will maintain Aventis’s existing severance policies.

      Stock Option Liquidity Contracts. Sanofi-Synthelabo will treat Aventis stock options in general in a manner that preserves their economic value for their holders and enables the holders not to be affected by the revised offers and to benefit from their terms once the stock options become exercisable, without undue cost to the holders, Sanofi-Synthelabo or Aventis.

      Statements by Sanofi-Synthelabo Shareholders. Total and L’Oréal have confirmed the following statements: “Total confirms that its strategy to divest over the medium term is unchanged and that there is no urgency to divest” and “L’Oréal is going to maintain its shareholding in the combined company.” Sanofi-Synthelabo has been advised by Total and L’Oréal that, subject to the Agreement, they will vote in favor of the required share increase for Sanofi-Synthelabo and in favor of the other matters provided by the Agreement that require the approval of Sanofi-Synthelabo’s shareholders.

      Plavix® Disclosure. Sanofi-Synthelabo represents to Aventis that the disclosure in its Registration Statement on Form F-4 (including documents incorporated therein by reference) regarding the Plavix® litigation is true and correct in all material respects and in general is not materially misleading.

      Warrants for German Aventis Employees. If requested by Aventis, Sanofi-Synthelabo will undertake as part of the revised offers to acquire the German BSAs (as defined below) for reasonable and equitable consideration in view of the terms of the German BSAs and the terms of the revised offers.

      Franco-German Heritage; Frankfurt Operations. Sanofi-Synthelabo recognizes and affirms the importance of Aventis’s Franco-German heritage, which will provide a stronger and wider European presence while expanding the international breadth of the combined enterprise in the United States, Japan and other Asian markets. The board of directors of the combined company will include German representation. Sanofi-Synthelabo considers the Aventis factory and research facilities located in Frankfurt Germany to be key assets and will maintain these operations and facilities for the foreseeable future.

      Conduct of Business. Pending the completion of the revised offers, Sanofi-Synthelabo and Aventis will in general conduct their businesses in the ordinary and usual course and will generally preserve intact the value of their businesses, provided that Sanofi-Synthelabo will be permitted to negotiate and execute agreements for the disposal of assets in order to obtain regulatory approvals required in connection with the revised offers.

      Cooperation. In general, each of Sanofi-Synthelabo and Aventis will use their respective reasonable efforts to consummate the transaction contemplated by the Agreement, including but not limited to cooperation in the preparation and filing of the documents relating to the revised offers and any required filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

      No Solicitation. In general, and except to the extent required by the AMF, Aventis will not solicit, initiate or encourage or in any way seek to engage in any other business combination transaction. In the event that any third party files an offer, or makes an approach or publicly discloses its interest in acquiring Aventis, in accordance with applicable law, Aventis and Sanofi-Synthelabo will cooperate to determine the best conduct and most appropriate response.

      Agreement to Withdraw Litigation. Aventis will withdraw with prejudice all litigation pending against the AMF and/or Sanofi-Synthelabo in connection with the offers and agrees not to contest the AMF’s decision of April 23, 2004 regarding the Plavix® warrants.

      Agreement to Cancel and Reschedule Aventis Annual General Meeting. Aventis will cancel its Annual General Meeting and will reschedule that meeting on the agenda previously published, except that the agenda will exclude any resolution relating to the Plavix® warrants or to the limitation of voting rights. The Aventis Supervisory Board agrees to recommend that shareholders vote against any similar resolution or any other resolution that may negatively impact the consummation of the revised offers.

      Press Releases. Sanofi-Synthelabo and Aventis will use all reasonable efforts to consult with each other prior to issuing any press release in connection with the revised offers.

Letter Agreement with Igor Landau

      On April 25, 2004, Sanofi-Synthelabo, represented by Mr. Jean-François Dehecq, and Mr. Igor Landau entered into a letter agreement confirming Mr. Landau’s existing and previously publicly disclosed severance benefits and other employment-related benefits. The letter agreement has been filed as an exhibit to the registration statement of which this prospectus supplement forms part and is incorporated into this prospectus supplement by reference.

*     *     *

      Other than as set forth in this prospectus supplement and the prospectus dated April 9, 2004, including in the above captioned section
“— Background of the Revised Offers”, since January 1, 2002, to the best knowledge of Sanofi-Synthelabo, there have been no negotiations, transactions or material contacts between Sanofi-Synthelabo or any of its subsidiaries, or Total or L’Oréal, or any of the other persons set forth in Annex A to the prospectus dated April 9, 2004, on the one hand, and Aventis or any of its affiliates, on the other hand, relating to any merger, consolidation, acquisition, tender offer for any class of Aventis’s securities, election of any director of Aventis or any sale or other transfer of a material amount of the assets of Aventis.

      Other than as set forth in this prospectus supplement and the prospectus dated April 9, 2004, since January 1, 2002, to the best knowledge of Sanofi-Synthelabo, there has been no transaction, or series of related transactions, between Sanofi-Synthelabo, or Total or L’Oréal, or any of the other persons set forth in Annex A to the prospectus dated April 9, 2004, on the one hand, and

•	any executive officer, director or affiliate of Aventis that is a natural person that exceeded U.S.$60,000 in aggregate; or

•	Aventis or any of its affiliates that is not a natural person that exceeded one percent of the consolidated revenues of Aventis for the fiscal year in which such transaction occurred.

Reasons for the Revised Offers

      The reasons for the revised offers set forth below should be considered in addition to the reasons for the original offers set forth in the section “Reasons for the Offers” in the prospectus dated April 9, 2004.

      Sanofi-Synthelabo is making the revised U.S. offer, the revised French offer and the revised German offer in order to acquire, in the most expedient manner possible, control of Aventis through the acquisition of all of the outstanding Aventis ordinary shares, including Aventis ordinary shares represented by Aventis ADSs. Sanofi-Synthelabo is seeking to acquire Aventis because Sanofi-Synthelabo believes that the combination of the two companies will create the number one pharmaceutical company in Europe and the number three worldwide. Sanofi-Synthelabo believes that the enhanced scale, financial strength and research and development resources of the combined company should allow it to serve patients worldwide and to enhance shareholder value in ways that are not likely to be achieved by either Sanofi-Synthelabo or Aventis on a stand-alone basis. Sanofi-Synthelabo believes that the strategic rationale for the acquisition is compelling for Aventis shareholders as well as for Sanofi-Synthelabo shareholders and that Sanofi-Synthelabo has the capabilities to realize the potential benefits discussed in this section, “Reasons for the Revised Offers”, and in the section “Reasons for the Offers” in the prospectus dated April 9, 2004. However, as with any investment decision, there can be no assurance that these benefits will be realized. For a discussion of the risk factors that you should consider carefully in evaluating the revised U.S. offer, see “Risk Factors”.

      As set forth on pages 40 to 43 of the prospectus dated April 9, 2004, the strategic rationale for combining Aventis and Sanofi-Synthelabo includes the following:

•	the increased size and scale of the combined group;

•	the complementary aspects available by combining the existing strengths of Sanofi-Synthelabo and Aventis, which in particular create significant opportunities for the combined group in the United States and other fast-growing markets;

•	the quality and complementary nature of the existing product portfolio of the combined group;

•	the enhanced research and development capabilities and new product pipeline of the combined group, which will benefit from a larger number of molecules under development; and

•	the opportunity to realize significant cost savings and other synergies.

      Sanofi-Synthelabo believes that combining Aventis’s and Sanofi-Synthelabo’s resources to create the number one pharmaceutical company in Europe and the number three worldwide has a genuine industrial logic and a compelling strategic rationale and has the potential to deliver strong, sustainable and profitable growth. In particular, Sanofi-Synthelabo believes that the combined company, under the leadership of Sanofi-Synthelabo, will be able to benefit from:

•	a remarkable portfolio of pharmaceutical products in high-growth therapeutic categories: cardiovascular/thrombosis; oncology; diabetes; central nervous system; internal medicine and human vaccines;

•	a strong base in Europe with a significant and growing presence in all the major world markets, particularly the United States;

•	a dynamic sales and marketing policy, tailored to specific products and specific markets; and

•	financial and human resources optimized for developing research into marketable products and thereby delivering medium- and long-term growth.

      In addition to the strategic rationale for the acquisition of Aventis discussed above, at its meeting on April 24, 2004, the Sanofi-Synthelabo board of directors also considered the terms of the revised offers. The Sanofi-Synthelabo board of directors believes that the terms of the revised offers respond to the expectations of the Aventis shareholders, while preserving the interests of Sanofi-Synthelabo shareholders. In particular, the board of directors considered the following factors:

•	The structure and financial terms of the revised offers, including:

•	The premium offered: that the revised terms offered an attractive premium to Aventis shareholders. The board of directors considered that, based on the average daily closing price, weighted by volume, for Sanofi- Synthelabo ordinary shares on Euronext Paris, over the one-month period ended January 21, 2004, the last trading day before the rumors and press articles significantly affected the share prices and trading volumes of Sanofi-Synthelabo ordinary shares and Aventis ordinary shares, the terms of the revised offers valued each Aventis ordinary share at €68.93, representing a premium of 31.4% over the average daily closing price, weighted by volume, for Aventis ordinary shares on Euronext Paris during the same one-month period, which was €52.46. The board of directors also considered that, based on the average daily closing price, weighted by volume, for Sanofi-Synthelabo ordinary shares on Euronext Paris, over the three-month and twelve-month periods ended January 21, 2004, the terms of the revised offers valued each Aventis ordinary share at €67.05 and €63.47, respectively, representing a premium of 35.6% and 37.7%, respectively, over the average daily closing price, weighted by volume, for Aventis ordinary shares on Euronext Paris during the same three- and twelve-month periods. The board of directors also considered that, based on the closing price of €55.95 for Sanofi-Synthelabo ordinary shares on Euronext Paris on April 23, 2004, the last trading day before the board meeting, the terms of the revised offers valued each Aventis ordinary share at €66.63, representing a premium of 0.6% over the closing price of €66.25 for Aventis ordinary shares on Euronext Paris on the same day.

•	The improved consideration is all cash: that an all-cash increase of €8.50 signaled the confidence of Sanofi-Synthelabo in the value of the equity of the combined company; that an all-cash improvement preserved the pro forma majority ownership of the combined company by existing Sanofi-Synthelabo shareholders; that an all-cash increase of €8.50 would help stabilize the value of the offers to Aventis shareholders in case of fluctuations in the price of Sanofi-Synthelabo securities; and that the all-cash improvement could be made while preserving a sound financial profile of the combined company.

•	The retained mix and match structure: that the revised offers retained the mix and match structure to provide individual shareholders with a choice as to their preferred form of consideration while assuring that, in aggregate, 71% of the Aventis securities tendered would be exchanged for Sanofi-Synthelabo securities and 29% would be purchased for cash.

•	The adjusted consideration in the event that Aventis pays a dividend: that the consideration offered in exchange for each Aventis security will be reduced by the net value of any dividend approved by Aventis that has payment or ex-dividend date before the settlement of the revised offers.

•	the reasonable expectation that the transaction on the terms of the revised offers would be accretive to Sanofi-Synthelabo’s earnings per share from 2004, based on the adjusted pro forma combined net income of the core business;

•	the financial profile of the combined group, including the effect of the revised offers on the adjusted pro forma net income of the combined group; for further discussion see “Non-GAAP Financial Measure — Adjusted Net Income”;

•	the reasonable expectation that the combined group would be able to repay the net acquisition debt of up to approximately €16 billion within five years following the completion of the offers based on internal cash flow generation;

•	the conditions of the offers, including that Sanofi-Synthelabo is not obligated to purchase any Aventis securities tendered into the revised offers unless Aventis securities representing at least 50% of the total share capital and voting rights in Aventis, calculated on a fully diluted basis, plus one Aventis ordinary share are tendered in the revised offers, which the board considered to be a positive factor because Sanofi-Synthelabo would not be required to purchase any Aventis securities unless it is able to purchase enough Aventis securities to give it effective control over Aventis; and

•	the required regulatory consents and the reasonable likelihood that the acquisition of Aventis securities would be approved by U.S. and European antitrust regulators without the imposition of materially burdensome terms or conditions, which consideration led the board of directors to determine that the revised offers need not be subject to the antitrust condition.

      The foregoing discussion of the information and factors considered by the Sanofi-Synthelabo board of directors in making its decision unanimously to approve the revised offers does not purport to be exhaustive, but includes all material factors considered by the Sanofi-Synthelabo board of directors. In view of the wide variety of factors considered in connection with its evaluation of the revised offers and the inherent complexity of these matters, the Sanofi-Synthelabo board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In addition, different members of the Sanofi-Synthelabo board of directors may have given different weight to different factors.

FINANCIAL ANALYSIS OF THE REVISED OFFERS

      Under French law and regulations applicable to the revised French offer, the revised French offer prospectus (note d’information complémentaire) relating to the French offer must include a description of the financial terms of the revised offers using a multi-criteria financial analysis. Since this financial analysis has been made available in the revised French offer prospectus to those holders of Aventis securities eligible to participate in the revised French offer, a translation of the financial analysis is included in this prospectus supplement. The financial analysis was performed solely to comply with French regulations in connection with the preparation of the revised offer prospectus for the revised French offer. This financial analysis was not relied on in any way by Sanofi-Synthelabo in connection with establishing the consideration offered in the U.S. offer nor was this financial analysis presented to the board of directors. Representatives of Merrill Lynch (France) and BNP Paribas assisted Sanofi-Synthelabo by compiling and reviewing the publicly available data used in, and performing certain calculations for purposes of, this financial analysis. However, this financial analysis does not constitute an opinion of Merrill Lynch (France) or BNP Paribas or any of their respective affiliates regarding the fairness of the consideration offered in any of the offers from a financial point of view or otherwise to either the holders of Aventis securities or the holders of Sanofi-Synthelabo securities and is not intended to, and does not, constitute a recommendation to any holder of Aventis securities with respect to the offers. Neither Merrill Lynch (France), BNP Paribas nor any of their respective affiliates has made any independent valuation or appraisal of the assets or liabilities of Sanofi-Synthelabo or Aventis, nor has Merrill Lynch (France), BNP Paribas or any of their respective affiliates been furnished with any such appraisals. Moreover, this financial analysis is not intended to, and does not, represent the views of Merrill Lynch (France), BNP Paribas or any of their respective affiliates as to the underlying valuation, future performance or long-term viability of Sanofi-Synthelabo or Aventis, or the prices at which Sanofi-Synthelabo securities will trade upon or subsequent to the announcement or consummation of the revised offers.

      The following is a translation from French of the original disclosure regarding the financial analysis of the offers set forth in the revised French offer prospectus (note d’information complémentaire) for the French offer. Certain terminology has been conformed to the defined terms used in this prospectus supplement and certain typographical conventions have been conformed to United States usage. In addition, the last three paragraphs of the following section “— Preliminary Information” that were incorporated into the revised French offer prospectus (note d’information complémentaire) by reference to the original French offer prospectus (note d’information) are set out in full in this prospectus supplement.

Preliminary Information

      The multi-criteria analysis of the financial terms of the offers was based on financial methods commonly used in the pharmaceutical sector: stock market price, market multiples of selected comparable companies, premiums paid in selected precedent transactions in the pharmaceutical industry, net earnings per share and dividends per share.

      The financial data for Sanofi-Synthelabo and Aventis used to analyze the financial terms of the offers are derived from the consolidated financial statements of Sanofi-Synthelabo and Aventis for the years ended December 31, 2001, 2002 and 2003. The net earnings per share of each of Sanofi-Synthelabo and Aventis are presented on a non-diluted basis. The number of shares of Sanofi-Synthelabo and Aventis taken into account in determining the net earnings per share are as follows:

	Sanofi-Synthelabo	Aventis

2001	731,711,225	787,553,585
2002	727,686,372	793,412,151
2003	702,745,208	785,905,944

Sanofi-Synthelabo did not have access to any forecast information prepared by Aventis and did not discuss the company’s prospects with the management team of Aventis. Forecasted financial information used in the following analysis comes from the consensus of financial research reports.

      Shares of both companies are listed in Paris and New York, and Aventis’s shares are listed in Frankfurt as well. Both are part of the main French (CAC 40) and European (Eurostoxx 50) stock-market indices and have a strong liquidity. Sanofi-Synthelabo and Aventis make regular communications about their results and are followed by the main financial analysts.

      On January 16, 2004, the markets for Sanofi-Synthelabo ordinary shares and Aventis ordinary shares experienced a first wave of significant price movements, driven by rumors of a business combination between the two companies. These movements led each of Sanofi-Synthelabo and Aventis, at the express request of the AMF, to issue press releases in which Sanofi-Synthelabo stated that it was not in any negotiations and Aventis stated that it was not in any discussions.

      On January 22 and January 23, 2004, the share prices and trading volumes of Sanofi-Synthelabo ordinary shares and Aventis ordinary shares were again very significantly affected by rumors and press articles citing a possible combination of the two companies, reported variously as a negotiated merger or as an unsolicited transaction.

      The trading days that followed Wednesday, January 21, 2004, were affected by market rumors and abnormal movements in a repeated and continuing fashion. For these reasons, Sanofi-Synthelabo decided to take the average closing price over the month preceding January 21, 2004 as the reference period for determining the terms of the offers.

Financial Analyses of the Standard Entitlement

      Under the terms of the offers, assuming the standard entitlement, for each share of Aventis tendered, you are offered 0.8333 of an ordinary share of Sanofi-Synthelabo and 20.00 euros in cash.

      Based on the average closing price, weighted by daily volume, of Sanofi-Synthelabo of 58.72 euros for the calendar month ended January 21, 2004 (the last trading day before the abnormal share price movements and trading volumes described above under “— Preliminary Information”):

•	the implied value per Aventis ordinary share under the standard entitlement represents 68.93 euros (0.8333 x 58.72 euros + 20.00 euros) and is therefore consistent with the price under the all cash election, which is 68.93 euros per Aventis ordinary share; and

•	the implied exchange ratio under the standard entitlement represents 1.1739 ((0.8333 x 58.72 euros + 20.00 euros)/58.72 euros) and is therefore in line with the exchange ratio under the all stock election of 1.1739 Sanofi-Synthelabo ordinary shares for each Aventis ordinary share.

      The terms of the standard entitlement were therefore analysed on the basis of financial analyses of the all cash election and the all stock election presented below and based on the published data of the relevant companies.

      In addition, the implied values of the standard entitlement and the implied premiums derived by reference to historical stock market prices of Sanofi-Synthelabo and Aventis ordinary shares were calculated for selected periods as follows:

	Sanofi-
	Synthelabo	Aventis
	stock price (€)	stock price (€)	Implied value (€)	Premium

As of April 23, 2004	55.95	66.25	66.63	0.6%
Average* since January 26, 2004 (1)	55.25	62.38	66.04	5.9%
As of January 21, 2004	60.00	53.80	70.00	30.1%
1-month average* (2)	58.72	52.46	68.93	31.4%
2-month average* (2)	57.59	50.90	67.99	33.6%
3-month average* (2)	56.46	49.44	67.05	35.6%
6-month average* (2)	53.99	47.72	64.99	36.2%
9-month average* (2)	53.70	47.41	64.75	36.6%
12-month average* (2)	52.16	46.08	63.47	37.7%
12-month high (2)	60.40	54.75	70.33	28.5%
12-month low (2)	41.75	38.06	54.79	44.0%

(1)	Through April 23, 2004.

(2)	Through January 21, 2004.

*	Averages are calendar, weighted by volumes and calculated based on daily closing prices. (Source: Datastream).

Financial Analyses of the All Cash Election

      The offer price for the all cash election of 68.93 euros per Aventis ordinary share was analyzed in the following manner:

Stock market price

      The following table summarizes the level of the premiums implied by the offer price under the all cash election, as compared to: the closing price of Aventis ordinary shares on April 23, 2004; the average daily closing prices of Aventis ordinary shares weighted by volume since January 26, 2004; the closing price of Aventis ordinary shares on January 21, 2004; as well as the average closing prices of Aventis ordinary shares weighted by volumes for the selected periods ended on that date:

	Aventis stock
	price (€)	Premium

As of April 23, 2004	66.25	4.0%
Average* since January 26, 2004 (1)	62.38	10.5%
As of January 21, 2004	53.80	28.1%
1-month average* (2)	52.46	31.4%
2-month average* (2)	50.90	35.4%
3-month average* (2)	49.44	39.4%
6-month average* (2)	47.72	44.4%
9-month average* (2)	47.41	45.4%
12-month average* (2)	46.08	49.6%
12-month high (2)	54.75	25.9%
12-month low (2)	38.06	81.1%

(1)	Through April 23, 2004.

(2)	Through January 21, 2004.

*	Averages are calendar, weighted by volumes and calculated based on daily closing prices. (Source: Datastream).

     The offer price under the all cash election represents a premium of between 31.4% and 49.6% compared to the various selected average closing prices weighted by daily volumes over the various specified periods prior to January 21, 2004.

Selected listed comparable companies

      This analysis consisted of comparing the implied price-to-earnings multiple of Aventis (based on actual net income for 2003 and forecasted net income for 2004) under the all cash election to the average and median price-to-earnings multiples of the main publicly listed companies in the pharmaceutical sector (based on actual net income for 2003 and forecasted net income for 2004). Price-to-earnings multiples were calculated as the ratio between the market value of the selected companies (as of April 23, 2004) and their 2003 and 2004 earnings before goodwill amortization and exceptional items. These multiples are presented in the following table:

		Market	Net	Net
		capital-	income	income
		ization (1)	2003 (2)	2004 (3)	P/E		P/E
	Currency	(bn)	(bn)	(bn)	2003		2004

Roche	CHF	123.4	4.0	4.7	30.8	x	26.4	x
Eli Lilly	USD	82.6	2.8	3.0	29.6	x	27.2	x
AstraZeneca	USD	80.1	3.1	3.5	25.9	x	22.6	x
Pfizer	USD	277.7	12.7	15.8	21.8	x	17.5	x
Novartis	USD	104.7	5.3	5.9	19.9	x	17.9	x
Abbott	USD	68.6	3.5	3.9	19.7	x	17.7	x
Johnson & Johnson	USD	159.3	8.1	8.8	19.6	x	18.0	x
Sanofi-Synthelabo (5)	EUR	38.2	2.1	2.4	18.5	x	16.2	x
Aventis (4) (5)	EUR	51.6	2.9	3.2	17.9	x	16.3	x
Wyeth	USD	53.0	3.3	3.5	16.3	x	15.2	x
Merck & Co.	USD	104.0	6.8	7.0	15.2	x	14.9	x
Bristol Myers Squibb	USD	48.3	3.3	3.0	14.7	x	16.1	x
GlaxoSmithKline	GBP	69.7	4.8	4.4	14.6	x	15.8	x
Schering Plough	USD	25.3	0.5	0.0	ns		ns

Average (5)					20.7	x	19.0	x
Median (5)					19.7	x	17.7	x

Implied multiple of Aventis at €68.93					18.6	x	16.9	x
Premium/(discount) on average					(10.1)%		(11.0)%
Premium/(discount) on median					(5.5)%		(4.5)%

(1)	Based on the closing share prices as of April 23, 2004. (Source: Bloomberg).

(2)	Before amortization of goodwill and exceptional items. Exceptional items include principally capital gains/losses on disposals of assets, asset impairment charges, provisions for restructuring as well as other non-recurring charges/ revenues as reported by companies.

(3)	Before amortization of goodwill and exceptional items. Based on the consensus of financial analysts derived from a selection of between 3 and 11 financial analysts reports, depending on the company, published since the publication of 2003 results for each company and sufficiently detailed as to be useful for this purpose.

(4)	The P/E multiple for 2003 was calculated on basis of reported consolidated net income (see note 2); the P/E multiple for 2004 was calculated on the basis of a consensus forecast for net income before amortization of goodwill and exceptional items of the Aventis core business (consensus forecast derived from 11 financial analysts reports published since the publication of Aventis’s 2003 results in February 2004 and sufficiently detailed as to be useful for this purpose).

(5)	The P/E multiples of Aventis and Sanofi-Synthelabo have been excluded from the calculation of the average and the median, on the grounds that the market prices of these two companies have been significantly affected by Sanofi-Synthelabo’s offer for Aventis.

     It can be seen that the price-to-earnings multiple for Aventis implied by the offer price under the all cash election is between 10.1% and 11.0% below the average and between 4.5% and 5.5% below the median of the price-to-earnings multiples of the selected comparable companies, depending on the year of reference.

Premiums offered in selected precedent transactions in the pharmaceutical industry

      This analysis consisted of comparing the premiums implied by the offer price under the all cash election with the premiums over the stock market price of the target companies in selected significant transactions in the pharmaceutical sector since 1998. It should be noted that these selected transactions were effected exclusively through share exchanges. The premiums were calculated based on the closing price or the average closing prices of the common or ordinary shares of the target company during the selected periods of between one day and one year prior to the public announcement of the relevant transaction, except as noted below. The difference between the premiums implied by the offer price under the all cash election and the premiums in the selected transactions was calculated by subtracting the average and median of the premiums in the precedent transactions for each of the selected periods from the premiums implied by the offer price under the all cash election for the corresponding periods.

				Premium/	Premium/	Premium/	Premium/
				(discount) on	(discount)	(discount)	(discount)
Announcement	Reference			day before	over 1-month	over 3-month	over 12-month
date	date (1)	Acquirer	Target	announcement	average	average	average

15-July-02	12-July-02	Pfizer	Pharmacia	52.3%	44.4%	39.8%	52.5%
17-Jan-00	13-Jan-00	GlaxoWelcome	SmithKline Beecham	0.1%	(0.5)%	0.9%	1.3%
20-Dec-99	17-Dec-99	Pharmacia Upjohn	Monsanto	1.1%	5.8%	11.4%	7.9%
04-Nov-99	02-Nov-99	Pfizer	Warner Lambert	33.7%	45.0%	49.8%	55.0%
14-May-99 (2)	13-May-99	Rhone Poulenc	Hoechst	(2.8)%	(12.2)%	(13.1)%	(6.3)%
09-Dec-98	08-Dec-98	Zeneca	Astra	14.1%	13.8%	12.0%	6.8%
02-Dec-98	01-Dec-98	Sanofi	Synthélabo	5.7%	12.9%	6.0%	2.4%
Average (last five years)				14.9%	15.6%	15.3%	17.1%
Median (last five years)				5.7%	12.9%	11.4%	6.8%
Based average market price through January 21, 2004:
Premium offered in this offer				28.1%	31.4%	39.4%	49.6%
Difference between the premium offered in this offer and the average premium of selected transactions				13.2%	15.8%	24.2%	32.5%
Difference between the premium offered in this offer and the median premium of selected transactions				22.4%	18.5%	28.0%	42.8%

(1)	Reference date: the date used to calculate the premiums may differ from the date of the announcement in order to avoid taking into account speculative movements in share prices.

(2)	Transaction was first announced on December 1, 1998.

     The premium offered under the all cash election exceeds the average and the median of the premiums calculated in this manner for the selected transactions.

Summary of the financial analyses of the all cash offer

Premium/(discount)

Market Price
As of April 23, 2004	4.0%
Average* between January 26, 2004 and April 23, 2004	10.5%
As of January 21, 2004	28.1%
1-month average* (1)	31.4%
2-month average* (1)	35.4%
3-month average* (1)	39.4%
6-month average* (1)	44.4%
9-month average* (1)	45.4%
12-month average* (1)	49.6%
12-month high (1)	25.9%
12-month low (1)	81.1%

Selected Companies
Average price-to-earnings multiple	(10.1)% to (11.0)%
Median price-to-earnings multiple	(4.5)% to (5.5)%

Premium/(discount)

Selected Transactions

Premium of Offer minus Premium (mean or median) of Selected Transactions (2)
Day before announcement - mean (January 21, 2004)	13.2%
Day before announcement - median (January 21, 2004)	22.4%
1-month mean (1)	15.8%
1-month median (1)	18.5%
3-month mean (1)	24.2%
3-month median (1)	28.0%
12-month mean (1)	32.5%
12-month median (1)	42.8%

(1)	Through January 21, 2004.

(2)	Calculated as the excess of (i) the implied premium of the offer price per Aventis ordinary share relative to the historical market price over (ii) the average or median premium, as applicable, offered in selected transactions relative to the target company’s historical market prices for the same trading periods. As an example, for the 3-month average, the premium over the 3-month median in selected transactions is calculated as: 39.4% – 11.4% = 28.0%.

*	Averages are calendar, weighted by volumes and calculated based on daily closing prices. (Source: Datastream).

Financial Analyses of the All Stock Election

      The exchange ratio offered under the all stock election, which is 1.1739 Sanofi-Synthelabo ordinary shares for each Aventis ordinary share, was analyzed in the following manner:

Stock market price

      The following table summarizes the level of premiums implied by the exchange ratio under the all stock election, as compared to the exchange ratio based on the closing price of Aventis ordinary shares and Sanofi-Synthelabo ordinary shares on April 23, 2004, on January 21, 2004, as well as to the exchange ratios based on the average closing prices weighted by volumes of each company for the selected periods ended on that date:

		Sanofi-
	Aventis	Synthelabo	Implied	All stock election	Premium/
	stock price(€)	stock price(€)	exchange ratio	exchange ratio	(discount)

As of April 23, 2004	66.25	55.95	1.18	1.1739	(0.9)%
Average* since January 26, 2004 (1)	62.38	55.25	1.13	1.1739	4.0%
As of January 21, 2004	53.80	60.00	0.90	1.1739	30.9%
1-month average* (2)	52.46	58.72	0.89	1.1739	31.4%
2-month average* (2)	50.90	57.59	0.88	1.1739	32.8%
3-month average* (2)	49.44	56.46	0.88	1.1739	34.1%
6-month average* (2)	47.72	53.99	0.88	1.1739	32.8%
9-month average* (2)	47.41	53.70	0.88	1.1739	32.9%
12-month average* (2)	46.08	52.16	0.88	1.1739	32.9%
12-month high (2)	54.75	60.40	0.91	1.1739	29.5%
12-month low (2)	38.06	41.75	0.91	1.1739	28.8%

(1)	Through April 23, 2004.

(2)	Through January 21, 2004.

*	Averages are calendar, weighted by volumes and calculated based on daily closing prices. (Source: Datastream).

     The premium implied by the exchange ratio under the all stock election ranges from 31.4% to 34.1% compared to the implied exchange ratios based on the average closing prices weighted by daily volumes of Aventis and Sanofi-Synthelabo ordinary shares over the 12 months prior to January 21, 2004.

Premiums offered in selected precedent transactions in the pharmaceutical industry

      This analysis consisted of comparing the premiums implied by the exchange ratio under the all stock election with the premiums over the stock market price of the target companies in the selected transactions in the pharmaceutical sector since 1998, as discussed above in the section captioned “Financial Analyses of the All Cash Election — Premiums offered in selected precedent transactions in the pharmaceutical industry”.

				Premium/	Premium/	Premium/	Premium/
				(discount) on	(discount)	(discount)	(discount)
Announcement	Reference			day before	over 1-month	over 3-month	over 12-month
date	date (1)	Acquirer	Target	announcement	average	average	average

15-July-02	12-July-02	Pfizer	Pharmacia	52.3%	44.4%	39.8%	52.5%
17-Jan-00	13-Jan-00	GlaxoWelcome	SmithKline Beecham	0.1%	(0.5)%	0.9%	1.3%
20-Dec-99	17-Dec-99	Pharmacia Upjohn	Monsanto	1.1%	5.8%	11.4%	7.9%
04-Nov-99	02-Nov-99	Pfizer	Warner Lambert	33.7%	45.0%	49.8%	55.0%
14-May-99 (2)	13-May-99	Rhone Poulenc	Hoechst	(2.8)%	(12.2)%	(13.1)%	(6.3)%
09-Dec-98	08-Dec-98	Zeneca	Astra	14.1%	13.8%	12.0%	6.8%
02-Dec-98	01-Dec-98	Sanofi	Synthelabo	5.7%	12.9%	6.0%	2.4%
Average (last five years)				14.9%	15.6%	15.3%	17.1%
Median (last five years)				5.7%	12.9%	11.4%	6.8%
Based on average market prices through January 21, 2004:
Premium offered in this offer				30.9%	31.4%	34.1%	32.9%
Difference between the premium offered in this offer and the average premium of selected transactions				16.0%	15.8%	18.8%	15.8%
Difference between the premium offered in this offer and the average premium of selected transactions				25.2%	18.5%	22.6%	26.1%

(1)	Reference date: the date used to calculate the premiums may differ from the date of the announcement in order to avoid taking into account speculative movements in share prices.

(2)	Transaction was first announced on December 1, 1998.

     It can be seen that the premiums implied by the offer price under the all stock election are superior to the average and the median of the premiums calculated in the selected precedent transactions.

Consolidated net income per share

      The following table presents the level of premiums implied by the exchange ratio under the all stock election, as compared to the implied exchange ratios derived from the consolidated net income per share, before amortization of goodwill and exceptional items, of Sanofi-Synthelabo and Aventis for each of the years 2001, 2002 and 2003.

		Sanofi-
	Aventis	Synthelabo
	net income	net income	Implied	All stock
	per share	per share	exchange	election	Premium/
	(€) (1)	(€) (1)	ratio	exchange ratio	(discount)

2001	2.84	1.88	1.51	1.1739	(22.3)%
2002	3.01	2.42	1.25	1.1739	(5.9)%
2003	3.66	2.94	1.24	1.1739	(5.6)%

(1)	Before amortization of goodwill and exceptional items. Exceptional items include capital gains/ losses on disposals of assets, provisions for restructuring as well as other non-operating expenses/revenues.

Dividends per share

      The following table presents the level of premiums implied by the exchange ratio under the all stock election, as compared to the implied ratios derived from the amount of dividends paid, without dividend tax credit (avoir fiscal), by Sanofi-Synthelabo and Aventis in respect of the years 2001, 2002 and 2003.

		Sanofi-
	Aventis	Synthelabo	Implied	All stock
	dividends	dividends	exchange	election	Premium/
	paid (€)	paid (€)	ratio	exchange ratio	(discount)

2001	0.58	0.66	0.88	1.1739	33.6%
2002	0.70	0.84	0.83	1.1739	40.9%
2003	0.82	1.02	0.80	1.1739	46.0%

Summary of the financial analyses of the all stock election

Premium/
(discount)

Market Price
As of April 23, 2004	(0.9)%
Average* between January 26, 2004 and April 23, 2004	4.0%
As of January 21, 2004	30.9%
1-month average* (1)	31.4%
2-month average* (1)	32.8%
3-month average* (1)	34.1%
6-month average* (1)	32.8%
9-month average* (1)	32.9%
12-month average* (1)	32.9%
12-month high* (1)	29.5%
12-month low* (1)	28.8%

Selected Transactions (2)
Premium of All Stock Election minus Premium (mean or median) of Selected Transactions
Day before announcement – mean (January 21, 2004)	16.0%
Day before announcement – median (January 21, 2004)	25.2%
1-month mean (1)	15.8%
1-month median (1)	18.5%
3-month mean (1)	18.8%
3-month median (1)	22.6%
12-month mean (1)	15.8%
12-month median (1)	26.1%
Net income before amortization of goodwill and exceptional items per share
2001	(22.3)%
2002	(5.9)%
2003	(5.6)%

Premium/
(discount)

Dividends per share
2001	33.6%
2002	40.9%
2003	46.0%

(1)	Through January 21, 2004.

(2)	Calculated as the excess of (i) the implied premium of the actual offer price per Aventis ordinary share relative to the historical market price over (ii) the average or median premium, as applicable, offered in selected transactions relative to the target company’s historical market prices for the same trading periods. As an example, for the 3-month average, the premium over the 3-month median in selected transactions is calculated as: 34.1% – 11.4% = 22.6%.

*	Averages are calendar, weighted by volumes and calculated based on daily closing prices. (Source: Datastream).

Financial Analyses Not Used

Discounted cash flow analysis

      Sanofi-Synthelabo has not had access to forecasts prepared by Aventis and has not had any discussions with Aventis’s management team regarding forecasts. As a result, no financial analysis of the offers was made on the basis of a comparison of the present value of forecasted future cash flows of the two companies, commonly referred to as the discounted cash flow analysis or “DCF”.

Book value and fair market value of net assets

      These methods of financial analysis have not been used because the values of pharmaceutical companies are not necessarily properly reflected by the historical values of their assets.

      Furthermore, Sanofi-Synthelabo and Aventis have had a sufficiently long operating history such that their market values have diverged significantly from their book value.

      The method of analyzing net revalued assets has not been used due to the absence of sufficient data.

Selected transaction multiples

      Many precedent stock transactions have been effected in a stock market environment where the valuations of companies in the pharmaceutical sector in general were much higher than current stock market valuations in the sector. As a result, the transaction multiples derived from precedent transactions would generally be higher than the corresponding multiples implied in a transaction effected under the current stock market environment and, therefore, Sanofi-Synthelabo believes that a comparison of transaction multiples implied in the offers for Aventis with the corresponding multiples implied for the target companies in these precedent transactions would not be a relevant method of analyzing the financial terms of the offers. For this reason, implied multiples derived from precedent transactions were not used to evaluate the consideration in the offers.

THE REVISED U.S. OFFER

The Revised U.S. Offer, the Revised French Offer and the Revised German Offer

      For legal reasons in order to satisfy regulatory requirements, Sanofi-Synthelabo is offering to acquire all of the Aventis securities through three separate offers:

•	the revised U.S. offer open to all holders of Aventis ordinary shares who are located in the United States and to all holders of Aventis ADSs, wherever located;

•	the revised French offer open to all holders of Aventis ordinary shares who are located in France and to holders of Aventis ordinary shares who are located outside of France, Germany and the United States, if, pursuant to the local laws and regulations applicable to such holders, they are permitted to participate in the French offer; and

•	the revised German offer open to all holders of Aventis ordinary shares who are located in Germany.

      Taken together, the revised offers are for any and all of the outstanding Aventis ordinary shares, including Aventis ordinary shares represented by Aventis ADSs, and all Aventis ordinary shares that are or may become issuable prior to the expiration of the offers due to the exercise of outstanding Aventis stock options or the exercise of outstanding Aventis BSAs. According to Aventis’s most recent public filings, as of April 15, 2004, there were 802,558,637 Aventis ordinary shares outstanding (of which 23,942,226 were held in treasury) and, as of April 15, 2004, there were 54,637,284 Aventis ordinary shares subject to subscription options and 261,971 Aventis ordinary shares subject to BSAs. Of these, based on Aventis’s recommendation statement on Schedule 14D-9, filed on April 16, 2004, there are 38,727,260 Aventis ordinary shares represented by Aventis ADSs and, in addition, based on the best available public information, we estimate that up to approximately 151,272,740 Aventis ordinary shares are held by holders who are located in the United States.

      In addition, pursuant to applicable French law, in the revised French offer and the revised German offer, we are offering to acquire all the outstanding Aventis BSAs, for aggregate consideration of approximately €6 million in cash. The Aventis BSAs are not subject to the revised U.S. offer because we do not believe any such securities are held by U.S. holders.

      Other than as set forth above, the revised offers are not made for any other securities of Aventis, including any capital equity notes, any participating shares or preference shares and any warrants to subscribe other than the Aventis BSAs. As the Management Board and the Supervisory Board of Aventis have definitively revoked the issuance of share warrants of the sort contemplated by the eleventh resolution contained in the meeting notice for the general meeting of Aventis shareholders that was published in the Bulletin des Annonces Légales Obligatoires, or BALO, on April 9, 2004, which we refer to as the Plavix® warrants, such Plavix® warrants are not the subject of the revised offers.

      The original French offer opened on February 17, 2004. The original German offer opened on March 15, 2004 and the original U.S. offer opened on April 12, 2004. With respect to the Aventis securities, the revised French offer, the revised German offer and the revised U.S. offer are being made on substantially similar terms and completion of the revised offers is subject to the same conditions. However, holders of Aventis ordinary shares who are located in the United States and all holders of Aventis ADSs, wherever located, do not have the right to tender their Aventis securities in the revised French offer or the revised German offer and holders of Aventis ordinary shares who are not located in the United States do not have the right to tender their Aventis ordinary shares in the revised U.S. offer. This prospectus supplement, together with the prospectus dated April 9, 2004, covers only the revised U.S. offer for Aventis securities.

      In separating our offers into the revised U.S. offer, the revised French offer and the revised German offer and in conducting the revised U.S. offer on the terms described in this prospectus supplement, we are relying on Rule 14d-1(d) under the Exchange Act which provides exemptive relief from otherwise applicable rules to persons conducting a tender offer under certain conditions. In order to qualify for exemptive relief under Rule 14d-1(d), or “Tier II” relief, among other conditions, less than 40% of the Aventis ordinary shares, including Aventis ordinary shares represented by Aventis ADSs, must be held by holders who are resident in the United States, or U.S. holders. As we were not making the original U.S. offer pursuant to any agreement with Aventis, in determining that the original U.S. offer qualified for “Tier II” relief, we presumed, as permitted by Instruction 3 to Rule 14d-1(d), that less than 40% of the Aventis ordinary shares are held by U.S. holders because the aggregate trading volume of Aventis ordinary shares, including Aventis ordinary shares represented by Aventis ADSs, on all national securities exchanges and other trading markets in the United States in the 12-calendar-month period ending 30 days before the commencement of the original U.S. offer was less than 40% of the worldwide aggregate trading volume of Aventis securities over the same period; Aventis’s most recent annual reports filed with the SEC and with the AMF do not indicate that U.S. holders hold more than 40% of the Aventis securities; and, after reasonable investigation, we had no knowledge and had no reason to know that U.S. holders hold more than 40% of the Aventis securities.

      The revised French offer and the revised German offer are not being made, directly or indirectly, in or into, and may not be accepted in or from, the United States. Copies of the offer documentation being used in the revised French offer and the revised German offer and any related materials are not being and should not be mailed or otherwise distributed or sent in or into the United States.

      The distribution of this prospectus supplement and the making of this revised U.S. offer may, in some jurisdictions, be restricted by law. The revised U.S. offer is not being made, directly or indirectly, in or into, and may not be accepted from within, any jurisdiction in which the making of the revised U.S. offer or the acceptance thereof would not be in compliance with the laws of that jurisdiction. Persons who come into possession of this prospectus supplement should inform themselves of and observe any and all of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction. We do not assume any responsibility for any violation by any person of any of these laws or restrictions.

Terms of the Revised U.S. Offer

      Upon the terms and subject to the conditions of this revised U.S. offer, we are offering:

•	0.8333 of a newly issued Sanofi-Synthelabo ordinary share and €20.00 in cash, without interest, in exchange for each outstanding Aventis ordinary share validly tendered and not withdrawn; and

•	1.6667 newly issued Sanofi-Synthelabo ADSs (each Sanofi-Synthelabo ADS representing one-half of one Sanofi-Synthelabo ordinary share), and an amount in U.S. dollars equal to €20.00, in cash, without interest, in exchange for each outstanding Aventis ADS (each Aventis ADS representing one Aventis ordinary share) validly tendered and not withdrawn.

      We refer to the foregoing mix of consideration as the “standard entitlement”.

      Based on a price of €58.72 per Sanofi-Synthelabo ordinary share, which was the average daily closing price, weighted by volume, for Sanofi-Synthelabo ordinary shares on Euronext Paris during the calendar month ended on January 21, 2004, the terms of the revised U.S. offer value each Aventis ordinary share at €68.93, representing a premium of 31.4% over the average of the daily closing prices for Aventis ordinary shares on Euronext Paris during the same period, which was €52.46 per Aventis ordinary share. Based on the closing price of €57.75 for Sanofi-Synthelabo ordinary shares on Euronext Paris on January 23, 2004, the last trading day before the public announcement of the original U.S. offer, the terms of the revised U.S. offer value each Aventis ordinary share at €68.13, representing a premium of 18.4% over the closing price of €57.55 for Aventis ordinary shares on Euronext Paris on that date. Based on the closing price of €55.95 for Sanofi-Synthelabo ordinary shares on Euronext Paris on April 23, 2004, the last trading day before the public announcement of the revised U.S. offer, the terms of the revised U.S. offer value each Aventis ordinary share at €66.63, representing a premium of 0.6% over the closing price of €66.25 for Aventis ordinary shares on Euronext Paris on that date. Based on the closing price of €54.60 for Sanofi-Synthelabo ordinary shares on Euronext Paris on May 27, 2004, the most recent practicable trading day prior to the date of this prospectus supplement, the terms of the U.S. offer value each Aventis ordinary share at €65.50, representing a premium of 0.7% over the closing price of €65.05 for Aventis ordinary shares on Euronext Paris on that date.

      Based on a price of $37.05 per Sanofi-Synthelabo ADS, which was the average daily closing price, weighted by volume, for Sanofi-Synthelabo ADSs on the NYSE during the calendar month ended on January 21, 2004, and the average exchange rate of €1 = $1.2606 during the same period, the terms of the revised U.S. offer value each Aventis ADS at $86.96, representing a premium of 30.8% over the average of the daily closing prices for Aventis ADSs on the NYSE during the same period, which was $66.50 per Aventis ADS. Based on the closing price of $37.01 for Sanofi-Synthelabo ADSs on the NYSE on January 23, 2004, the last trading day before the public announcement of the original U.S. offer, and an exchange rate of €1 = $1.2610, the terms of the revised U.S. offer value each Aventis ADS at $86.90, representing a premium of 19.0% over the closing price of $73.00 for Aventis ADSs on the NYSE on that date. Based on the closing price of $32.83 for Sanofi-Synthelabo ADSs on the NYSE on April 23, 2004, the last trading day before the public announcement of the revised U.S. offer, and an exchange rate of €1 = $1.1802, the terms of the revised U.S. offer value each Aventis ADS at $78.32, representing a discount of (1.8)% to the closing price of $79.76 for Aventis ADSs on the NYSE on that date. Based on the closing price of $33.52 for Sanofi-Synthelabo ADSs on the NYSE on May 27, 2004, the most recent practicable trading day prior to the date of this prospectus supplement, and an exchange rate of €1 = $1.2274, the terms of the revised U.S. offer value each Aventis ADS at $80.41, representing a premium of 0.8% over the closing price of $79.76 for Aventis ADSs on the NYSE on that date.

      The cash consideration paid to tendering holders of Aventis ordinary shares will be paid in euros. The cash consideration paid to tendering holders of Aventis ADSs will be converted into U.S. dollars on the day that it is received by the U.S. ADS exchange agent at the then prevailing spot market rate and distributed, net of any expenses incurred, to the tendering holders of Aventis ADSs. See “Risk Factors”.

No Fractional Shares

      No fractional Sanofi-Synthelabo ordinary shares will be issued in connection with the revised U.S. offer. In lieu of any fraction of a Sanofi-Synthelabo ordinary share that you would otherwise have been entitled to receive pursuant to the terms of the revised U.S. offer, you will receive an amount in cash equal to the product of that fraction and the average sale price per Sanofi-Synthelabo ordinary share, net of expenses, realized on Euronext Paris in the sale of all the aggregated fractional Sanofi-Synthelabo ordinary shares that would have otherwise been issued in the revised offers.

      No fractional Sanofi-Synthelabo ADSs will be issued in connection with the revised U.S. offer. In lieu of any fraction of a Sanofi-Synthelabo ADS that you would otherwise have been entitled to receive pursuant to the terms of the revised U.S. offer, you will receive an amount in cash equal to the product of that fraction and the average sale price per Sanofi-Synthelabo ADS, net of expenses, realized on the NYSE in the sale by the U.S. ADS exchange agent of all the aggregated fractional Sanofi-Synthelabo ADSs that would have otherwise been issued in the revised U.S. offer.

      The sale of the aggregated fractional Sanofi-Synthelabo ordinary shares on Euronext Paris and the sale of the aggregated fractional Sanofi-Synthelabo ADSs on the NYSE will occur no later than six trading days following the settlement of the revised offers. Payments of cash in lieu of any fractional Sanofi-Synthelabo ordinary share or fractional Sanofi-Synthelabo ADS that you would otherwise have been entitled to receive pursuant to the terms of the revised U.S. offer will be paid as promptly as practicable.

      In no event will interest be paid on the cash to be received in lieu of any fraction of a Sanofi-Synthelabo ordinary share or any fraction of a Sanofi-Synthelabo ADS, regardless of any delay in making the payment.

Mix and Match Election

      The revised U.S. offer, the revised French offer and the revised German offer each include a mix and match election feature, whereby tendering holders of Aventis securities may elect to receive the following forms of consideration in lieu of the standard entitlement described above.

     All stock election

      If you wish to receive only Sanofi-Synthelabo ordinary shares or Sanofi-Synthelabo ADSs, as the case may be, in respect of some or all of the Aventis securities that you tender:

•	you may elect to receive 1.1739 newly issued Sanofi-Synthelabo ordinary shares in exchange for each outstanding Aventis ordinary share validly tendered and not withdrawn; or

•	you may elect to receive 2.3478 newly issued Sanofi-Synthelabo ADSs (each Sanofi-Synthelabo ADS representing one-half of one Sanofi-Synthelabo ordinary share), in exchange for each outstanding Aventis ADS (each Aventis ADS representing one Aventis ordinary share) validly tendered and not withdrawn.

      We refer to each of the above as an “all stock election” and the consideration received as the “stock consideration”. We refer to Aventis ordinary shares (including Aventis ordinary shares underlying Aventis ADSs) with respect to which an all stock election is made as “stock election shares”.

     All cash election

      If you wish to receive only cash in respect of some or all of the Aventis securities that you tender:

•	you may elect to receive €68.93 in cash, without interest, in exchange for each outstanding Aventis ordinary share validly tendered and not withdrawn; or

•	you may elect to receive an amount in U.S. dollars equal to €68.93, in cash, without interest, in exchange for each outstanding Aventis ADS validly tendered and not withdrawn.

      We refer to each of the above as an “all cash election” and the consideration received as the “cash consideration”. We refer to Aventis ordinary shares (including Aventis ordinary shares underlying Aventis ADSs) with respect to which an all cash election is made as “cash election shares”.

      You are not required to make any election with respect to any of the Aventis securities that you tender. If you do not make any election, you will receive the standard entitlement described above in “— Terms of the Revised U.S. Offer”.

      You are not required to make the same election for all of the Aventis ordinary shares or Aventis ADSs that you tender and you may make an all stock election or an all cash election with respect to some or all of the Aventis securities that you tender.

      Based on a price of €58.72 per Sanofi-Synthelabo ordinary share, which was the average closing price, weighted by volume, for Sanofi-Synthelabo ordinary shares on Euronext Paris during the calendar month ended on January 21, 2004, the terms of the revised U.S. offer value each Aventis ordinary share at €68.93, regardless of whether you receive the standard entitlement, the stock consideration or the cash consideration, in each case representing a premium of 31.4% over the closing price of €52.46 for Aventis ordinary shares on Euronext Paris on that date.

      Based on the closing price of €57.75 for Sanofi-Synthelabo ordinary shares on Euronext Paris on January 23, 2004, the most recent trading day before the public announcement of the original U.S. offer, the terms of the revised U.S. offer value each Aventis ordinary share at €68.13, if you receive the standard entitlement, €67.79 if you receive the stock consideration and €68.93 if you receive the cash consideration, representing premiums of 18.4%, 17.8% and 19.8%, respectively, over the closing price of €57.55 for Aventis ordinary shares on Euronext Paris on that date.

      Based on the closing price of €55.95 for Sanofi-Synthelabo ordinary shares on Euronext Paris on April 23, 2004, the most recent trading day before the public announcement of the revised U.S. offer, the terms of the revised U.S. offer value each Aventis ordinary share at €66.63, if you receive the standard entitlement, €65.68 if you receive the stock consideration and €68.93 if you receive the cash consideration, representing premiums/(discounts) of 0.6%, (0.9)% and 4.0%, respectively, to the closing price of €66.25 for Aventis ordinary shares on Euronext Paris on that date.

      Based on the closing price of €54.60 for Sanofi-Synthelabo ordinary shares on Euronext Paris on May 27, 2004, the most recent practicable trading day prior to the date of this prospectus supplement, the terms of the revised U.S. offer value each Aventis ordinary share at €65.50, if you receive the standard entitlement, €64.09 if you receive the stock consideration, and €68.93 if you receive the cash consideration, representing premiums/(discounts) of 0.7%, (1.5)% and 6.0%, respectively, to the closing price of €65.05 for Aventis ordinary shares on Euronext Paris on that date.

      Based on the closing price of $37.01 for Sanofi-Synthelabo ADSs on the NYSE on January 23, 2004, the last trading day before the public announcement of the original U.S. offer, and an exchange rate of €1 = $1.2610, the terms of the revised U.S. offer value each Aventis ADS at $86.90, if you receive the standard entitlement, $86.89 if you receive the stock consideration and $86.92 if you receive the cash consideration, representing premiums of 19.0%, 19.0% and 19.1%, respectively, over the closing price of $73.00 for Aventis ADSs on the NYSE on that date.

      Based on the closing price of $32.83 for Sanofi-Synthelabo ADSs on the NYSE on April 23, 2004, the last trading day before the public announcement of the revised U.S. offer, and an exchange rate of €1 = $1.1802, the terms of the revised U.S. offer value each Aventis ADS at $78.32, if you receive the standard entitlement, $77.08 if you receive the stock consideration and $81.35 if you receive the cash consideration, representing premiums/(discounts) of (1.8)%, (3.4)% and 2.0% respectively, to the closing price of $79.76 for Aventis ADSs on the NYSE on that date.

      Based on the closing price of $33.52 for Sanofi-Synthelabo ADSs on the NYSE on May 27, 2004, the most recent practicable trading day prior to the date of this prospectus supplement, and an exchange rate of €1 = $1.2274, the terms of the revised U.S. offer value each Aventis ADS at $80.41 if you receive the standard entitlement, $78.70 if you receive the stock consideration and $84.60 if you receive the cash consideration, representing premiums/(discounts) of 0.8%, (1.3)% and 6.1%, respectively, to the closing price of $79.76 for Aventis ADSs on the NYSE on that date.

      However, your all cash election or your all stock election will only be satisfied in full to the extent that sufficient off-setting all stock elections or all cash elections, as the case may be, have been made by other tendering holders of Aventis securities in the revised U.S. offer, the revised French offer and the revised German offer. To the extent that elections cannot be satisfied in full as a result of the lack of such off-setting elections, they will be subject to the proration and allocation adjustments described below. See “Risk Factors — If you make an all stock or all cash election there can be no assurance that you will receive all your consideration in the form you elected or that your election will result in the same mix of consideration regardless whether you tender your Aventis securities in the initial offer period or in the subsequent offering period, if any; in any event, you will not know the exact mix of consideration that you will receive until after the applicable expiration date and you are no longer able to withdraw your tender.”

Proration and allocation procedure

      If the total number of stock election shares tendered in the U.S. offer, the French offer and the German offer divided by the total number of cash election shares tendered in the U.S. offer, the French offer and the German offer (a ratio that we refer to as the “tendered ratio”) is not equal to 2.4466 (which is approximately equivalent to 71% divided by 29%, and which we refer to as the “election ratio”), then the following proration and allocation adjustments will be applied. The purpose of these adjustments is to ensure that, in the aggregate (and subject to adjustment if Aventis approves any dividend or interim dividend having payment or ex-dividend date before the final settlement of the offers), 71% of the Aventis ordinary shares (including Aventis ordinary shares represented by Aventis ADSs) tendered in the U.S. offer, the French offer and the German offer will be exchanged for Sanofi-Synthelabo ordinary shares (including Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs) and 29% will be exchanged for cash.

•	In the event that the tendered ratio exceeds the election ratio, then:

•	if you made a valid cash election, you will receive the cash consideration in exchange for each cash election share that you tendered; and

•	if you made a valid stock election, you will receive the stock consideration in exchange for a reduced whole number of stock election shares that is equal to the total number of stock election shares that you tendered multiplied by the proration factor (as defined below), rounded down to the nearest whole number. You will receive the standard entitlement in exchange for the remainder of the stock election shares that you tendered.

•	In the event that the tendered ratio is less than the election ratio, then:

•	if you made a valid stock election, you will receive the stock consideration in exchange for each stock election share that you tendered; and

•	if you made a valid cash election, you will receive the cash consideration in exchange for a reduced whole number of cash election shares that is equal to the total number of cash election shares that you tendered divided by the proration factor, rounded down to the nearest whole number. You will receive the standard entitlement in exchange for the remainder of the cash election shares that you tendered.

•	In each case, the “proration factor” will be calculated by dividing the election ratio by the tendered ratio.

      If there is a subsequent offering period, the same proration and allocation procedures will be applied to Aventis securities tendered during the subsequent offering period with respect to which tendering holders have made mix and match elections. See “The Revised U.S. Offer — Publication of Results; Subsequent Offering Period”.

      If Aventis approves any dividend or any interim dividend in respect of the Aventis ordinary shares, including Aventis ordinary shares represented by Aventis ADSs, having a payment or ex-dividend date before the settlement of the revised offers, the election ratio will be adjusted as explained in “The Revised U.S. Offer — Consideration Offered after Approval of Aventis Dividends — Proration and allocation procedure”.

     Election procedure

      Tendering holders of Aventis securities may submit their mix and match elections by completing the appropriate section of the form of acceptance or other transmittal instruction sent to them by their bank, broker or custodian, or the appropriate section of the ADS letter of transmittal, as applicable, and returning it to their bank, broker or custodian or the U.S. ADS exchange agent, as applicable, at any time on or before the expiration date of the U.S. offer, or, if applicable, at any time during the subsequent offering period on or before the expiration date of the subsequent offering period. If you hold your Aventis ADSs in book-entry form, you should instruct your bank, broker or custodian to cause your mix and match election to be included in the agent’s message sent to the U.S. ADS exchange agent. See “— Procedures for Tendering Aventis ADSs — Aventis ADSs held in book-entry form.” Tendering holders of Aventis ordinary shares or Aventis ADSs who have not submitted a mix and match election prior to that time will be deemed to have elected the standard entitlement. You may withdraw or change your mix and match election at any time on or before the expiration date of the revised U.S. offer or, if applicable, at any time during the subsequent offering period and on or before the expiration date of the subsequent offering period.

      We will determine all questions as to the validity of any mix and match election, in our sole discretion, which determination will be final and binding on all parties. We also reserve the absolute right to waive any defect or irregularity in any election, whether or not similar defects or irregularities are waived in the case of other holders of Aventis ordinary shares or Aventis ADSs. No election will be validly made until all defects or irregularities have been cured or waived. Neither we nor the joint dealer-managers, the U.S. ADS exchange agent nor the information agent will have any obligation to notify you of any defects or irregularities in elections or incur any liability for failure to notify you of those defects or irregularities in elections.

      Your mix and match election will not be valid unless you validly tender your Aventis securities pursuant to the terms of the revised U.S. offer and make a valid election as described in the instructions to the form of acceptance or ADS letter of transmittal, as the case may be. Please read the discussion below in the sections captioned “— Procedures for Tendering Aventis ADSs” and “— Procedures for Tendering Aventis Ordinary Shares”.

     Illustrative examples of proration and allocation procedure

      Example A — All Stock Election Oversubscribed. The following example illustrates how the proration and allocation procedure would work in the event that the all stock election is oversubscribed (i.e., the tendered ratio exceeds the election ratio). For purposes of this example, we assume the following:

•	The conditions, including the minimum tender condition, to the revised U.S. offer, the revised French offer and the revised German offer are all satisfied.

•	Aventis has not approved any dividend or interim dividend to be paid to holders of record as of a date before the settlement date of the revised offers.

•	At the expiration time, in aggregate, 500,000,000 Aventis ordinary shares (including Aventis ordinary shares represented by Aventis ADSs) have been validly tendered into the revised U.S. offer, the revised French offer and the revised German offer, pursuant to the following elections:

•	85,000,000 Aventis ordinary shares (including Aventis ordinary shares represented by Aventis ADSs) have been tendered pursuant to valid all stock elections;

•	15,000,000 Aventis ordinary shares (including Aventis ordinary shares represented by Aventis ADSs) have been tendered pursuant to valid all cash elections; and

•	400,000,000 Aventis ordinary shares (including Aventis ordinary shares represented by Aventis ADSs) have been tendered without making any election, and are therefore entitled to receive the standard entitlement.

•	Shareholder A tendered 1,000 Aventis ordinary shares pursuant to a valid all stock election.

•	Shareholder B tendered 1,000 Aventis ordinary shares pursuant to a valid all cash election.

•	Shareholder C tendered 1,000 Aventis ADSs pursuant to a valid all stock election.

•	Shareholder D tendered 1,000 Aventis ADSs pursuant to a valid all cash election.

•	At the settlement date, the applicable exchange rate is €1 = $1.20 U.S. dollars, the trading price of Sanofi-Synthelabo ordinary shares on Euronext Paris is €55.95, and the trading price of Sanofi-Synthelabo ADSs on the NYSE is $32.83.

      In this example the “tendered ratio” is 85,000,000 divided by 15,000,000 or 5.6667. Accordingly, the “proration factor” is 2.4466 divided by 5.6667 or 0.4318. After applying the proration and allocation procedures, the four shareholders A, B, C, and D would receive the following consideration:

•	Shareholder A. Of the 1,000 Aventis ordinary shares Shareholder A tendered, 431 (which is 1,000 multiplied by 0.4318 and rounded down to the nearest whole number) would be exchanged for the stock consideration and 569 would be exchanged for the standard entitlement. Therefore, pursuant to the prorated stock election, Shareholder A would be entitled to receive 505.95 (which is 431 multiplied by 1.1739) Sanofi-Synthelabo ordinary shares, of which 505 whole shares would be delivered. Pursuant to the standard entitlement, Shareholder A would be entitled to receive 474.17 (which is 569 multiplied by 0.8333) Sanofi-Synthelabo ordinary shares, of which 474 whole shares would be delivered, and €11,380 (which is 569 multiplied by €20.00) in cash. In lieu of the aggregate 1.12 (which is 0.95 plus 0.17) Sanofi-Synthelabo ordinary shares Shareholder A would otherwise be entitled to receive, Shareholder A would receive €62.66 (which is 1.12 multiplied by €55.95, the assumed share price on Euronext Paris), net of any sales expenses. See “The Revised U.S. Offer — No Fractional Shares”.

Therefore, in aggregate, Shareholder A would receive 979 (which is 474 plus 505) Sanofi-Synthelabo ordinary shares and €11,442.66 (which is €11,380 plus €62.66) in cash.

•	Shareholder C. Of the 1,000 Aventis ADSs Shareholder C tendered, 431 (which is 1,000 multiplied by 0.4318 and rounded down to the nearest whole number) would be exchanged for the stock consideration and 569 would be exchanged for the standard entitlement. Therefore, pursuant to the prorated stock election, Shareholder C would be entitled to receive 1,011.90 (which is 431 multiplied by 2.3478) Sanofi-Synthelabo ADSs, of which 1,011 whole ADSs would be delivered. Pursuant to the standard entitlement, Shareholder C would be entitled to receive 948.33 (which is 569 multiplied by 1.6667) Sanofi-Synthelabo ADSs, of which 948 whole ADSs would be delivered, and $13,656.00 (which is 569 multiplied by €20.00 converted at the exchange rate of €1 = €1.20) in cash. In lieu of the aggregate 1.23 (which is 0.90 plus 0.33) Sanofi-Synthelabo ADSs Shareholder C would otherwise be entitled to receive, Shareholder C would receive $40.38 (which is 1.23 multiplied by $32.83, the assumed ADS price on the NYSE), net of any sales expenses. See “The Revised U.S. Offer — No Fractional Shares”.

Therefore, in aggregate, Shareholder C would receive 1,959 (which is 1,011 plus 948) Sanofi-Synthelabo ordinary shares and $13,696.38 (which is $13,656.00 plus $40.38) in cash.

•	Shareholder B and Shareholder D. Because the tendered ratio exceeds the election ratio, no proration or adjustment would apply to any all cash election and Shareholder B and Shareholder D would each receive the cash consideration in exchange for all the Aventis securities they tendered.

Therefore, in exchange for the 1,000 Aventis ordinary shares tendered, Shareholder B would receive €68,930 (which is 1,000 multiplied by €68.93) in cash.

Therefore, in exchange for the 1,000 Aventis ADSs tendered, Shareholder D would receive $82,716 (which is 1,000 multiplied by €68.93 converted at the exchange rate of €1 = €1.20) in cash.

      Example B — All Cash Election Oversubscribed. The following example illustrates how the proration and allocation procedure would work in the event that the all cash election is oversubscribed (i.e., the tendered ratio is less than the election ratio). For purposes of this example, we use the same assumptions as set forth above under “— Example A — All Stock Election Oversubscribed”, except that we assume, at the expiration time, in aggregate, in the revised U.S. offer, the revised French offer and the revised German offer:

•	15,000,000 Aventis ordinary shares (including Aventis ordinary shares represented by Aventis ADSs) have been tendered pursuant to valid all stock elections; and

•	85,000,000 Aventis ordinary shares (including Aventis ordinary shares represented by Aventis ADSs) have been tendered pursuant to valid all cash elections.

      In this example the “tendered ratio” is 15,000,000 divided by 85,000,000 or 0.1765. Accordingly, the “proration factor” is 2.4466 divided by 0.1765 or 13.8618. After applying the proration and allocation procedures, the four shareholders A, B, C, and D would receive the following consideration:

•	Shareholder A and Shareholder C. Because the tendered ratio is less than the election ratio, no proration or adjustment would apply to any all stock election and Shareholder A and Shareholder C would each receive the stock consideration in exchange for all the Aventis securities they tendered.

In exchange for the 1,000 Aventis ordinary shares tendered, Shareholder A would be entitled to receive 1,173.9 (which is 1,000 multiplied by 1.1739) Sanofi-Synthelabo ordinary shares, of which 1,173 whole shares would be delivered. In lieu of the 0.9 of a Sanofi-Synthelabo ordinary share Shareholder A would otherwise be entitled to receive, Shareholder A would receive €50.36 (which is 0.9 multiplied by €55.95, the assumed share price on Euronext Paris), in cash, net of any sales expenses. See “The Revised U.S. Offer — No Fractional Shares”.

In exchange for the 1,000 Aventis ADSs tendered, Shareholder C would be entitled to receive 2,347.8 (which is 1,000 multiplied by 2.3478) Sanofi-Synthelabo ADSs, of which 2,347 whole ADSs would be delivered. In lieu of the aggregate 0.8 of a Sanofi-Synthelabo ADS Shareholder C would otherwise be entitled to receive, Shareholder C would receive $26.26 (which is 0.8 multiplied by $32.83, the assumed ADS price on the NYSE), in cash, net of any sales expenses. See “The Revised U.S. Offer — No Fractional Shares”.

•	Shareholder B. Of the 1,000 Aventis ordinary shares Shareholder B tendered, 72 (which is 1,000 divided by 13.8618 and rounded down to the nearest whole number) would be exchanged for the cash consideration and 928 would be exchanged for the standard entitlement. Therefore, pursuant to the prorated cash election, Shareholder B would be entitled to receive €4,962.96 (which is 72 multiplied by €68.93) in cash. Pursuant to the standard entitlement, Shareholder B would be entitled to receive 773.33 (which is 928 multiplied by 0.8333) Sanofi-Synthelabo ordinary shares, of which 773 whole shares would be delivered, and €18,560 (which is 928 multiplied by €20.00) in cash. In lieu of the 0.33 of a Sanofi-Synthelabo ordinary share Shareholder B would otherwise be entitled to receive, Shareholder B would receive €18.46 (which is 0.33 multiplied by €55.95, the assumed share price on Euronext Paris), net of any sales expenses. See “The Revised U.S. Offer — No Fractional Shares”.

Therefore, in aggregate, Shareholder B would receive 773 Sanofi-Synthelabo ordinary shares and €23,541.42 (which is €4,962.96 plus €18,560 plus €18.46) in cash.

•	Shareholder D. Of the 1,000 Aventis ADSs Shareholder D tendered, 72 (which is 1,000 divided by 13.8618 and rounded down to the nearest whole number) would be exchanged for the cash consideration and 928 would be exchanged for the standard entitlement. Therefore, pursuant to the prorated cash election, Shareholder D would be entitled to receive $5,955.55 (which is 72 multiplied by €68.93 converted at an exchange rate of €1 = €1.20) in cash. Pursuant to the standard entitlement, Shareholder D would be entitled to receive 1,546.67 (which is 928 multiplied by 1.6667) Sanofi-Synthelabo ADSs, of which 1,546 whole ADSs would be delivered, and $22,272.00 (which is 928 multiplied by €20.00 converted at the exchange rate of €1 = €1.20) in cash. In lieu of the 0.67 of a Sanofi-Synthelabo ADS Shareholder D would otherwise be entitled to receive, Shareholder D would receive €22.00 (which is 0.67 multiplied by $32.83, the assumed ADS price on the NYSE), net of any sales expenses. See “The Revised U.S. Offer — No Fractional Shares”.

•	Therefore, in aggregate, Shareholder D would receive 1,546 Sanofi-Synthelabo ADSs and $28,249.55 (which is $5,955.55 plus $22,272.00 plus $22.00) in cash.

Consideration Offered after Approval of Aventis Dividends

      If Aventis approves any dividend or any interim dividend (in cash or in shares) in respect of the Aventis ordinary shares, including Aventis ordinary shares represented by Aventis ADSs, having a payment or ex-dividend date before the settlement of the revised offers, the consideration offered in exchange for each Aventis ordinary share and each Aventis ADS will be reduced by an amount equal to the net value of the dividend payable in the manner set forth below.

Standard entitlement

      The standard entitlement will be reduced as follows:

•	For each Aventis ordinary share validly tendered and not withdrawn, you will receive:

•	an amount in cash, without interest, that is equal to €20.00 less the amount in euros of the net dividend or interim dividend payable per Aventis ordinary share; and

•	0.8333 of a Sanofi-Synthelabo ordinary share.

•	For each Aventis ADS validly tendered and not withdrawn, you will receive:

•	an amount in U.S. dollars in cash, without interest, that is equal to €20.00 less the amount in euros of the net dividend or interim dividend payable per Aventis ordinary share; and

•	1.6667 Sanofi-Synthelabo ADSs.

     All stock election

      The stock consideration that you will be entitled to receive pursuant to an all stock election will be reduced as follows:

•	For each Aventis ordinary share validly tendered and not withdrawn, you will receive that number of Sanofi-Synthelabo ordinary shares that is equal to the reduced exchange ratio (as defined below).

•	For each Aventis ADS validly tendered and not withdrawn, you will receive that number of Sanofi-Synthelabo ADSs that is equal to 2 multiplied by the reduced exchange ratio.

      In each case, the “reduced exchange ratio” will be calculated as a quotient, (1) the numerator of which is €68.93 (which is the implied value of the stock consideration based on the average closing price, weighted by volume, for Sanofi-Synthelabo ordinary shares on Euronext Paris during the calendar month ended on January 21, 2004) less the amount in euros of the net dividend or interim dividend payable per Aventis ordinary share and (2) the denominator of which is €58.72, which was the average closing price, weighted by volume, for Sanofi-Synthelabo ordinary shares on Euronext Paris during the calendar month ended on January 21, 2004.

       All cash election

      The cash consideration that you will be entitled to receive pursuant to an all cash election will be reduced as follows:

•	For each Aventis ordinary share validly tendered and not withdrawn you will receive an amount in cash, without interest, that is equal to €68.93 less the amount in euros of the net dividend or interim dividend paid per Aventis ordinary share; and

•	For each Aventis ADS validly tendered and not withdrawn you will receive an amount in U.S. dollars in cash, without interest, that is equal to €68.93 less the amount in euros of the net dividend or interim dividend paid per Aventis ordinary share.

      In each case set forth above, the amount of “the net dividend or interim dividend paid per Aventis ordinary share” shall not include any avoir fiscal or reimbursement of the précompte and shall be before any tax withheld at source but shall be increased by the amount of the précompte per Aventis ordinary share paid by Aventis as a result of the distribution.

      If holders of Aventis securities have the right to elect to receive any Aventis dividend in securities, the consideration offered in exchange for each Aventis ordinary share and each Aventis ADS tendered by such holders will be reduced by the net cash dividend in the manner described above.

     Example of consideration offered after approval of dividend

      On April 2, 2004, Aventis announced that its Supervisory Board had proposed a resolution authorizing a dividend of €0.82 per share in respect of Aventis’s 2003 results to be presented to Aventis shareholders for their approval at the next annual general meeting of Aventis shareholders. Pursuant to the agreement dated April 25, 2004, between Aventis and Sanofi-Synthelabo, Aventis agreed to reschedule the annual meeting of shareholders originally scheduled for May 19, 2004, as well as the record and payment dates for the dividend. On May 12, 2004, Aventis announced that it has rescheduled the annual general meeting for June 11, 2004 (on second convocation, in the likely event that a quorum is not obtained on June 1, 2004). Aventis also announced that the ex-dividend date for the dividend of €0.82 per Aventis ordinary share in respect of Aventis’s 2003 results, if approved, will be June 15, 2004 and the payment date will be July 15, 2004. (The ex-dividend date for the Aventis ADSs will be June 10, 2004 and the dividend in respect of the Aventis ADSs will be payable to holders of record on June 14, 2004 and will be paid on July 22, 2004). Assuming the Aventis shareholders approve the resolution for the €0.82 dividend per share, because the proposed ex-dividend date is prior to the settlement date of the revised offers, the revised terms of the standard entitlement, the all stock election and the all cash election would be adjusted as follows:

      Standard entitlement. The standard entitlement would be reduced as follows:

•	For each Aventis ordinary share validly tendered and not withdrawn, you would receive:

•	€19.18 in cash, without interest (which is €20.00 less €0.82); and

•	0.8333 of a Sanofi-Synthelabo ordinary share.

•	For each Aventis ADS validly tendered and not withdrawn, you will receive:

•	an amount in U.S. dollars equal to €19.18 in cash, without interest (which is €20.00 less €0.82); and

•	1.6667 Sanofi-Synthelabo ADSs.

      All stock election. The stock consideration that you would be entitled to receive pursuant to an all stock election would be reduced as follows:

•	For each Aventis ordinary share validly tendered and not withdrawn, you would receive 1.1600 Sanofi-Synthelabo ordinary shares (which is (€68.93 minus €0.82) divided by €58.72).

•	For each Aventis ADS validly tendered and not withdrawn, you will receive 2.3200 Sanofi-Synthelabo ADSs (which is (€68.93 minus €0.82) divided by €58.72 multiplied by 2).

      All cash election. The cash consideration that you would be entitled to receive pursuant to an all cash election will be reduced as follows:

•	For each Aventis ordinary share validly tendered and not withdrawn you would receive €68.11 in cash, without interest (which is €68.93 less €0.82).

•	For each Aventis ADS validly tendered and not withdrawn you would receive an amount in U.S. dollars equal to €68.11 in cash, without interest (which is €68.93 less €0.82).

     Proration and allocation procedure

      If Aventis approves any dividend or any interim dividend in respect of the Aventis ordinary shares, including Aventis ordinary shares represented by Aventis ADSs, having a payment or ex-dividend date before the settlement of the offers, the same proration and allocation procedures set forth in “— Mix and Match Election — Proration and allocation procedure” will be applied, except that the election ratio (initially calculated as 2.4466) will be recalculated as the ratio between:

•	an amount equal to €48.93, the implied value, based on the closing price of €58.72, which was the average closing price, weighted by volume, for Sanofi-Synthelabo ordinary shares on Euronext Paris during the calendar month ended on January 21, 2004, of the 0.8333 of a Sanofi-Synthelabo ordinary share to be received in exchange for each Aventis ordinary share tendered pursuant to the standard entitlement; and

•	an amount equal to €20.00 less the amount in euros of the net dividend or interim dividend paid per Aventis ordinary share, which is the amount in cash to be received in exchange for each Aventis ordinary share tendered pursuant to the standard entitlement after giving effect to the reduction described above under “— Consideration Offered after Approval of Aventis Dividends — Standard entitlement”.

      For example, if the general meeting of Aventis shareholders approves the €0.82 dividend at the rescheduled meeting of Aventis shareholders, and the dividend has a payment date or ex-dividend date before the settlement of the revised offers, the revised election ratio to be used in applying the proration and allocation procedures set forth in “— Mix and Match Election — Proration and allocation procedure” would be 2.5512 (which is €48.93 divided by €19.18 (which is €20.00 less €0.82)).

     Announcement of reduction

      As soon as Aventis approves any dividend or any interim dividend that will have a payment or ex-dividend date before the expected settlement date, we will issue a press release setting forth the revised terms of the standard entitlement, the stock consideration and the cash consideration, giving effect to the reductions described above. In any event, the revised U.S. offer shall not expire until at least 10 business days after we issue this press release setting forth the reduced offer consideration.

Entitlement to Sanofi-Synthelabo Dividends

      In respect of the Sanofi-Synthelabo ordinary shares, including Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs, issued in exchange or part exchange for your tendered Aventis securities, you will be entitled to receive:

•	any annual dividend that is approved to be paid on the Sanofi-Synthelabo ordinary shares with respect to Sanofi-Synthelabo’s 2003 results; and

•	any other dividend that is paid after the settlement of this exchange offer.

      You will receive the annual dividend declared with respect to Sanofi-Synthelabo’s 2003 results on the date of the settlement of the revised offers (or the subsequent offering period, if any). Your entitlement to receive these dividends, if any, in respect of the Sanofi-Synthelabo ordinary shares, including Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs, that you receive in the revised U.S. offer is in addition to the consideration described above.

      If the general meeting of Sanofi-Synthelabo shareholders now scheduled for June 23, 2004, approves the dividend of €1.02 per Sanofi-Synthelabo ordinary share with respect to Sanofi-Synthelabo’s 2003 results that has been proposed by the Sanofi-Synthelabo board of directors, on the date of the settlement of the revised U.S. offer (or of the subsequent offering period, if any), you will be entitled to receive that dividend in respect of each Sanofi-Synthelabo ordinary share, including Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs, that you receive in exchange for your Aventis securities. As previously announced, Sanofi-Synthelabo decided to distribute an interim dividend of €0.97 per Sanofi-Synthelabo ordinary share that was paid to existing Sanofi-Synthelabo shareholders on May 5, 2004. The payment of this interim dividend will not affect your entitlement to receive the full dividend of €1.02 per Sanofi-Synthelabo ordinary share at the settlement of the revised U.S. offer. See “Recent Developments — Dividends”.

Ownership of Sanofi-Synthelabo after Completion of the Revised Offers

      If all of the Aventis securities are validly tendered and exchanged pursuant to the terms of the revised U.S. offer, the revised French offer and the revised German offer, the former holders, other than Aventis, of Aventis securities and the current holders of Sanofi-Synthelabo securities, other than Sanofi-Synthelabo, will hold the following percentages of Sanofi-Synthelabo’s outstanding share capital (other than share capital held by Sanofi-Synthelabo) and voting rights immediately after the exchange:

	Owned by
	Current Holders of	Owned by
	Sanofi-Synthelabo	Former Holders of
	Securities	Aventis Securities

Number of outstanding Sanofi-Synthelabo ordinary shares (including Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs) held after completion of the offers (a)	690,095,058	661,966,941
Percentage of share capital of Sanofi-Synthelabo	51%	49%
Percentage of total voting rights in Sanofi-Synthelabo	61%	39%

(a)	On a diluted basis taking into account all in-the-money options and Aventis BSAs that are exercisable as of the expected closing date.

Conditions to the Revised U.S. Offer

Minimum tender condition

      Sanofi-Synthelabo will not be obligated to purchase any tendered Aventis securities pursuant to the revised U.S. offer unless Aventis ordinary shares (including Aventis ordinary shares represented by Aventis ADSs) representing at least 50% of the total share capital and voting rights in Aventis, calculated on a fully diluted basis, plus one Aventis ordinary share are validly tendered and not withdrawn in the revised U.S. offer, the revised French offer and the revised German offer, on a combined basis. We refer to this condition as the “minimum tender condition”.

      For purposes of determining whether the minimum tender condition has been satisfied, the numerator will include all Aventis ordinary shares, including all Aventis ordinary shares represented by Aventis ADSs, validly tendered and not withdrawn, in the revised U.S. offer, the revised French offer and the revised German offer, on a combined basis at the expiration time of the revised offers, and the denominator will be Aventis’s fully diluted share capital, including all:

•	issued and outstanding Aventis ordinary shares, including all Aventis ordinary shares represented by Aventis ADSs and all Aventis ordinary shares held as treasury stock by Aventis;

•	Aventis ordinary shares subject to any outstanding Aventis subscription stock options (whether or not exercisable during the offer period) but not including any Aventis ordinary shares subject to any outstanding Aventis purchase stock options; and

•	Aventis ordinary shares subject to any outstanding Aventis BSAs (whether or not exercisable during the offer period).

      For the avoidance of doubt, as the Management Board and the Supervisory Board of Aventis have definitively revoked the issuance of the Plavix® warrants, any Aventis ordinary shares issuable on the exercise of such Plavix® warrants will not be taken into account in the calculation of the minimum tender condition.

      We may waive the minimum tender condition at any time on or prior to the date that is five French trading days prior to the expiration date of the revised offers. Under French law and regulations, a waiver of the minimum tender condition is deemed to be an improved offer and may cause the AMF to extend the offer period; the AMF may also declare your tenders null and void, in which case, in order to tender your Aventis securities in the revised U.S. offer, you will be required to re-tender your Aventis securities. Unless we have waived the minimum tender condition, if the minimum tender condition is not satisfied, the offers will not be completed and no Aventis securities will be exchanged or purchased. Neither Sanofi-Synthelabo nor holders of Aventis securities will know whether the minimum tender condition has been satisfied until the results of the offers are published by the AMF following the expiration date of the revised offers.

     No antitrust condition

      Pursuant to the terms and conditions of the original U.S. offer, the original French offer and the original German offer, Sanofi-Synthelabo’s obligation to complete the offers was subject to the conditions that the applicable waiting period under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976 had expired or been terminated and no order had been entered prohibiting the transaction. We referred to that condition as the “antitrust condition”. For the reasons set forth below, Sanofi-Synthelabo has determined that it is no longer necessary or advisable to make the revised U.S. offer, the revised French offer and the revised German offer subject to the antitrust condition. For further discussion of the competition and antitrust review and approvals to which the offers are subject, please see “Regulatory Matters”.

      The discussions that have taken place between Sanofi-Synthelabo and the FTC since December 2003 have confirmed Sanofi-Synthelabo’s belief that it can obtain all U.S. antitrust regulatory approvals required for the acquisition of Aventis securities pursuant to the offers without materially impairing the value of the transaction to Sanofi-Synthelabo and its shareholders, including persons that become shareholders as a result of tendering their Aventis securities in the revised offers. However, if the revised offers had remained subject to the antitrust condition, under applicable French regulations, the revised French offer would have lapsed (“serait caduque”, meaning it would have been null and void) as soon as the FTC issued a request for additional information and material from Sanofi-Synthelabo (a second request) on May 5, 2004. Accordingly, because Sanofi-Synthelabo believes that it can obtain all U.S. antitrust regulatory approvals required for the acquisition of Aventis securities pursuant to the revised offers without materially impairing the value of the transaction to Sanofi-Synthelabo and its shareholders, and in order to prevent the revised French offer from lapsing (“est caduque”, meaning it is null and void) under applicable French regulations, when the FTC issued its second request, Sanofi-Synthelabo determined that it is no longer necessary or advisable to condition the revised offers on the “antitrust condition”.

     Share issuance condition

      In addition, Sanofi-Synthelabo’s obligation to complete the revised U.S. offer is subject to the condition that the issuance of additional Sanofi-Synthelabo ordinary shares to be issued on completion of the revised U.S. offer, the revised French offer and the revised German offer has been duly approved by the shareholders of Sanofi-Synthelabo at a general meeting of shareholders. We refer to this condition as the “share issuance condition”. The meeting of Sanofi-Synthelabo shareholders originally scheduled for May 24, 2004 has been postponed and will now be held on June 23, 2004. See “Recent Developments — Postponement of General Meetings of Shareholders”. As of December 31, 2003, Total and L’Oréal, our two principal shareholders, held 178,476,513 and 143,041,202 Sanofi-Synthelabo ordinary shares, respectively, representing an aggregate 47.1% of our outstanding share capital (other than share capital held by Sanofi-Synthelabo) and 63.1% of our voting rights. At the meeting of the board of directors of Sanofi-Synthelabo on April 24, 2004, the representatives of Total and L’Oréal confirmed their full support of the revised offers. Total and L’Oréal have also expressed that, subject to the Agreement, dated April 25, 2004, between Aventis and Sanofi-Synthelabo, they will approve the increase in share capital that will be submitted to the general meeting of shareholders.

     Offers unsuccessful

      If the minimum tender condition or the share issuance condition is not satisfied, the revised offers will not be completed and no Aventis securities will be exchanged or purchased.

      If the revised offers are not completed because a condition is not satisfied, Sanofi-Synthelabo reserves the right to commence a new offer or not, in its sole discretion, and to make that offer available in the United States or not, in its sole discretion. If the offers are not successful, the Aventis securities that you tendered in the U.S. offer will be returned to you without interest or any other payment being due. This should occur within one or two French trading days following the announcement of the failure of the offers.

Grounds for Withdrawing the Revised Offers; Return of Tendered Aventis Securities

      In accordance with French law and regulations, Sanofi-Synthelabo reserves the right to withdraw the revised offers:

•	within five French trading days following the date of the publication by the AMF of the timetable for a competing or an improved offer for Aventis by a competing bidder; or

•	with the prior approval of the AMF if, prior to the publication by the AMF of the definitive results of the offers, Aventis adopts definitive measures that modify Aventis’s substance (modifiant sa consistance) or if the offers become irrelevant (sans objet) under French law.

      The terms “modifiant sa consistance” and “sans objet” are subject to interpretation by the AMF. Sanofi-Synthelabo believes that the term “modifiant sa consistance” is generally understood to refer to measures taken by a target company following a launch of a tender offer for its securities, such as the sale of material business segments, which result in a significant change in the target company’s business operations. Sanofi-Synthelabo believes that the term “sans objet” is generally understood to refer to an offer that becomes irrelevant and loses its purpose when, for example, an offeror launches a separate, revised offer for the target company.

      Under French law, if, during the period of these revised offers, another offer for Aventis is approved by the AMF, your tenders of Aventis securities will be declared null and void by the AMF. In addition, if an improved offer by a competing bidder is approved by the AMF, your tenders of Aventis securities may also be declared null and void by the AMF. In each of these events, in order to tender your Aventis securities in the revised U.S. offer, if the revised U.S. offer remains outstanding, you will be required to re-tender your Aventis securities.

      If the revised offers are withdrawn, the Aventis securities that you tendered in the revised U.S. offer will be returned to you without interest or any other payment being due. This should occur within one or two French trading days following the announcement of the withdrawal.

Expiration Date; Extension of the Revised U.S. Offer

      The revised U.S. offer will expire at 5:00 p.m., New York City time on June 30, 2004, unless:

•	the AMF sets a later expiration date for the tender period of the revised French offer;

•	the AMF has not set an expiration date for the tender period of the revised French offer by June 30, 2004;

•	the AMF subsequently extends the tender period of the revised French offer; or

•	the revised offers lapse or are withdrawn prior to that time.

      We intend that the revised U.S. offer, the revised French offer and the revised German offer will all expire simultaneously. In its clearance decision, dated May 4, 2004, approving the terms of the revised French offer, the AMF confirmed that it had agreed to set the expiration date for the revised French offer such that the revised French offer, the revised German offer and the revised U.S. offer would expire at the same time.

      Under French tender offer rules, the AMF will set the expiration date for the revised French offer after the AMF has granted a visa to Aventis’s recommendation statement (note d’information en réponse) and Aventis has published that recommendation statement in a French newspaper of general circulation. The AMF also has the sole authority to determine whether or not to subsequently extend the French tender period. Sanofi-Synthelabo may not itself extend the tender period for the revised French offer.

      If the AMF sets the expiration date for the tender period in the revised French offer on a date later than June 30, 2004, we will, on the same day as the AMF’s decision, issue a press release announcing the AMF’s decision and announcing a corresponding extension of the revised U.S. offer. Our press release will set forth the expiration time and date of the extended revised U.S. offer and inform holders of Aventis securities that they may tender, or withdraw their tendered, Aventis securities at any time until the expiration of the extended offer period. In addition, if on June 30, 2004, the AMF has not yet set an expiration date for the tender period in the revised

French offer, we will extend the expiration date of the revised U.S. offer and follow the procedures described above to announce that extension.

      The AMF may extend the tender period in the French offer under certain circumstances, including in the event of the initiation of a competing offer or of an improved offer by a competing bidder. If the AMF extends the initial French offer period, we will, on the same day, issue a press release announcing the AMF’s decision and a corresponding extension of the revised U.S. offer. Our press release will set forth the expiration date and time of the extended U.S. offer and inform holders of Aventis securities that they may tender, or withdraw their tendered, Aventis securities at any time until the expiration of the extended offer period.

Publication of Results; Subsequent Offering Period

      We expect the AMF to publish the definitive results of the revised offers not later than nine French trading days following the expiration date of the offer period. However, upon determination that the minimum tender condition has been met, the AMF will publish provisional results prior to its publication of the definitive results. The AMF’s publication of the definitive results of the revised offers will disclose the total number of Aventis ordinary shares, including Aventis ordinary shares represented by Aventis ADSs, and the corresponding percentage of total capital and voting rights of Aventis that have been validly tendered.

      If, as a result of the revised U.S. offer, the revised French offer and the revised German offer, we acquire in aggregate between two-thirds and 95% of Aventis’s total share capital and voting rights, or more than 50% if there has been a concurrent competing offer for Aventis securities, we intend to provide a subsequent offering period of at least 10 French trading days as permitted under the rules governing the revised French offer. If we have met the conditions for a subsequent offering period, we will announce our intention to provide a subsequent offering period at the same time that we announce the results of the revised offers, which we will do by issuing a press release as soon as practicable (but in no event later than 10 French trading days) after the AMF publishes definitive results of the revised offers. The AMF will then establish and publish the timetable for the subsequent offering period, which would ordinarily begin within a few days following the AMF’s publication of the timetable. In the event of a subsequent offering period, we will offer the same consideration that was offered during the initial offering period.

      If we provide a subsequent offering period in the revised French offer, we will provide a subsequent offering period in the revised U.S. offer and the German offer. Sanofi-Synthelabo will issue a press release announcing the AMF’s decision to permit a subsequent offering period, announcing the effects of such AMF decision on the revised U.S. offer and advising the then-remaining holders of Aventis securities eligible to participate in the revised U.S. offer that they may tender their Aventis securities at any time until the expiration of the subsequent offering period. We will also announce that any Aventis securities tendered during the subsequent offering period may be withdrawn at any time until the expiration of the subsequent offering period.

      Sanofi-Synthelabo will accept any and all Aventis securities tendered during the subsequent offering period and not validly withdrawn prior to the expiration of the subsequent offering period. Delivery of the Sanofi-Synthelabo ordinary shares or Sanofi-Synthelabo ADSs, as applicable, and the cash to be paid to tendering holders of Aventis securities in exchange for the Aventis securities tendered in the subsequent offering period will occur following the expiration of the subsequent offering period. See “— Delivery of Sanofi-Synthelabo Ordinary Shares, Sanofi-Synthelabo ADSs and Cash; Settlement Date” below. You will be entitled to make a mix and match election when tendering your Aventis securities in the subsequent offering period, as described under “— Mix and Match Election”.

Procedures for Tendering Aventis ADSs

     Aventis American depositary receipts

      If you hold certificates, commonly known as American depositary receipts, or ADRs, evidencing your Aventis ADSs, you may tender your Aventis ADSs by delivering the following materials to the U.S. ADS exchange agent prior to the expiration date at one of its addresses set forth on the back cover of this prospectus supplement:

•	your Aventis ADRs;

•	a properly completed and duly executed ADS letter of transmittal, or a facsimile copy with an original manual signature, with any required signature guarantees; and

•	any other documents required by the ADS letter of transmittal.

      If an Aventis ADR is registered in the name of a person other than the signatory of the ADS letter of transmittal, the Aventis ADR must be endorsed or accompanied by the appropriate stock powers. The stock powers must be signed exactly as the name or names of the registered owner or owners appear on the Aventis ADR, with the signature(s) on the certificates or stock powers guaranteed as described below. See “— ADS letter of transmittal — Signature Guarantees”.

     Aventis ADSs held in book-entry form

      If you hold your Aventis ADSs in book-entry form, you may tender your Aventis ADSs by taking, or causing to be taken, the following actions prior to the expiration date:

•	a book-entry transfer of your Aventis ADSs into the account of the U.S. ADS exchange agent at the Depository Trust Company, or DTC, pursuant to the procedures described below;

•	the delivery to the U.S. ADS exchange agent at one of its addresses set forth on the back cover of this prospectus supplement of either:

•	a properly completed and duly executed ADS letter of transmittal, or a facsimile copy with an original manual signature, with any required signature guarantees, or

•	an agent’s message (as defined below); and

•	delivery to the U.S. ADS exchange agent at one of its addresses set forth on the back cover of this prospectus supplement of any other documents required by the ADS letter of transmittal.

      The U.S. ADS exchange agent has established an account at DTC with respect to Aventis ADSs for purposes of the revised U.S. offer. Any financial institution that is a participant in DTC’s systems may make book-entry delivery of Aventis ADSs by causing DTC to transfer such Aventis ADSs into the account of the U.S. ADS exchange agent in accordance with DTC’s procedure for the transfer. An “agent’s message” delivered in lieu of the ADS letter of transmittal is a message transmitted by DTC to, and received by, the U.S. ADS exchange agent as part of a confirmation of a book-entry transfer. The message states that DTC has received an express acknowledgment from the DTC participant tendering the Aventis ADSs that such participant has received and agrees to be bound by the terms of the ADS letter of transmittal and that we may enforce such agreement against such participant.

     Aventis ADSs held in “street name”

      If you are not the registered holder of your Aventis ADSs but hold your Aventis ADSs in “street name” through a broker, bank or custodian, you should contact your broker, bank or custodian to discuss the appropriate procedures for tendering.

     ADS letter of transmittal

      Signature Guarantees. In general, signatures on letters of transmittal must be guaranteed by a firm that is a member of the Medallion Signature Guarantee Program, or by any other “eligible guarantor institution”, as such term is defined in Rule 17Ad-15 under the Exchange Act, each of which we refer to as an “eligible institution”. However, signature guarantees are not required in cases where Aventis ADSs are tendered:

•	by a registered holder of Aventis ADSs who has not completed either the box entitled “Special Issuance Instructions” or the box entitled “Special Delivery Instructions” on the ADS letter of transmittal; or

•	for the account of an eligible institution.

      Partial Tenders. If you wish to tender fewer than all of the Aventis ADSs evidenced by any ADRs delivered to the U.S. ADS exchange agent, you must indicate this in the ADS letter of transmittal by completing the box entitled “Number of Aventis ADSs Tendered”.

      Treatment of Tendered Aventis ADSs. The ADS letter of transmittal authorizes the U.S. ADS exchange agent, as agent and attorney-in-fact for tendering holders of Aventis ADSs, among other things, to surrender tendered Aventis ADSs to the Aventis ADS depositary and instruct the Aventis ADS depositary to deliver the underlying Aventis ordinary shares even before Sanofi-Synthelabo accepts the tendered Aventis ADSs for exchange. Sanofi-Synthelabo intends to instruct the U.S. ADS exchange agent to take these actions promptly after the expiration of these offers so that the Aventis ordinary shares underlying the Aventis ADSs will be tendered as part of the French centralizing procedures within five business days after the expiration date. Sanofi-Synthelabo will agree under the ADS letter of transmittal that if it does not accept the tendered Aventis ADSs for exchange, it will cause the Aventis ordinary shares underlying those Aventis ADSs to be re-deposited under the deposit agreement and Aventis ADSs representing those Aventis ordinary shares to be delivered to the U.S. ADS exchange agent. The U.S. ADS exchange agent will then return the Aventis ADSs to you. You will retain beneficial ownership of tendered Aventis ADSs unless and until Sanofi-Synthelabo accepts the tendered Aventis ADSs for exchange. After acceptance, you will only have a right to receive the exchange consideration from Sanofi-Synthelabo in accordance with the revised U.S. offer.

     Guaranteed delivery

      If you wish to tender Aventis ADSs pursuant to this U.S. offer and your Aventis ADRs are not immediately available or you cannot deliver such Aventis ADRs and all other required documents to the U.S. ADS exchange agent prior to the expiration date, or you cannot complete the procedure for book-entry transfer on a timely basis, you may nevertheless tender such Aventis ADSs provided that all of the following conditions are satisfied:

•	the tender is made by or through an eligible institution;

•	a properly completed and duly executed notice of guaranteed delivery, substantially in the form made available by us, is received by the U.S. ADS exchange agent as provided below on or prior to the expiration date; and

•	within three NYSE trading days after the date of execution of such notice of guaranteed delivery, you deliver to the U.S. ADS exchange agent, either:

•	your Aventis ADRs, in proper form for transfer, together with a properly completed and duly executed ADS letter of transmittal or a manually executed facsimile copy, with any required signature guarantee, or

•	a confirmation of a book-entry transfer of your Aventis ADSs into the account of the U.S. ADS exchange agent at DTC as described above, together with a properly completed and duly executed ADS letter of transmittal or a manually executed facsimile copy, with any required signature guarantee or an agent’s message.

      The notice of guaranteed delivery may be delivered by hand or transmitted by facsimile transmission or mailed to the U.S. ADS exchange agent. The notice of guaranteed delivery must in all cases include a guarantee by an eligible institution in the form set forth in such notice. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the U.S. ADS exchange agent.

Procedures for Tendering Aventis Ordinary Shares

     Aventis ordinary shares held through French or German financial intermediaries

      If you hold your Aventis ordinary shares through a French or German financial intermediary, you should not complete the ADS letter of transmittal. Instead, your French or German financial intermediary should send you transmittal materials and instructions for participating in the revised U.S. offer. If you have not yet received instructions from your French or German financial intermediary, please contact your French or German financial intermediary directly.

     Aventis ordinary shares held through U.S. custodians

      If you hold your Aventis ordinary shares through a U.S. custodian, you should not complete an ADS letter of transmittal. Instead, your U.S. custodian should either forward you the transmittal materials and instructions sent by the French financial intermediary that holds the Aventis ordinary shares on behalf of your U.S. custodian as record owner or send a separate form prepared by your U.S. custodian. If you have not yet received instructions from your U.S. custodian, please contact your U.S. custodian directly.

      If you hold Aventis ordinary shares in pure registered (nominatif pur) form, you cannot tender them unless you first request that they be converted to administered registered (nominatif administré) form or to bearer form (au porteur). Aventis ordinary shares held in pure registered form (nominatif pur) are registered in the books of Aventis and are held in an account maintained by Société Générale, the shareholder services provider that Aventis has appointed. Aventis ordinary shares held in administered registered form (nominatif administré) are also registered in the books of Aventis but are held in an account maintained by an authorized financial intermediary (intermediaire financier habilité) of your own choice. Aventis ordinary shares held in bearer form (au porteur) are not registered in the books of the company and are held in an account maintained by an authorized financial intermediary of your own choice. If you wish to tender Aventis ordinary shares that you hold in pure registered form, you must arrange with your French financial intermediary or U.S. custodian, as applicable, to open an account in which your Aventis ordinary shares will be held. This process may involve the execution of a “mandat d’administration”, in the case of a request to convert your Aventis ordinary shares into administered registered form, or the execution of a “convention de service et d’ouverture de compte”, in the case of a request to convert your Aventis ordinary shares into bearer form, the content of both contracts being prescribed by the AMF. You should then send Société Générale, in its capacity as Aventis’s shareholder services provider, an instruction to convert your Aventis ordinary shares to administered registered form or bearer form, as applicable, and the identification of the account to which your Aventis ordinary shares should be transferred. (Your authorized French financial intermediary or U.S. custodian will provide you with the appropriate instruction form). Société Générale will then take the necessary steps to deliver your Aventis ordinary shares to the account identified in the instruction, in the case of conversion to administered registered form (nominatif administré), or to instruct the central depositary system (Euroclear France) to proceed with the conversion of your Aventis ordinary shares to bearer form and to deliver them to the identified account. The conversion takes approximately one to five French business days, and you will be responsible for any related fees, commissions and expenses.

Effects of Tender

      By tendering your Aventis securities, you represent and warrant that you have the power and authority to tender, exchange, assign and transfer the Aventis securities tendered and to acquire the Sanofi-Synthelabo ordinary shares or Sanofi-Synthelabo ADSs, as applicable, and/or cash issuable or payable upon the exchange of your tendered Aventis securities, and that, when and if the Aventis securities are accepted for exchange, Sanofi-Synthelabo will acquire good, marketable and unencumbered title to the tendered Aventis securities, free and clear of all liens, restrictions, charges and encumbrances, and not subject to any adverse claim or right. You also warrant that you will, upon request, execute and deliver any additional documents deemed by Sanofi-Synthelabo or its agents to be necessary or desirable to complete the exchange, sale, assignment and transfer of the tendered Aventis securities.

      By executing an ADS letter of transmittal or form of acceptance, you will irrevocably appoint us or our designees as your attorneys-in-fact and proxies. Our appointment, or that of our designees, will be to the full extent of your rights with respect to the Aventis securities tendered by you and accepted for exchange by Sanofi-Synthelabo or its designees. The appointment will be effective, and your voting rights will be affected, only when we accept for exchange your tendered Aventis securities in accordance with the terms of this revised U.S. offer. Once we accept for exchange your tendered Aventis securities, the appointment will be irrevocable. Upon the effectiveness of the appointment, all prior proxies given by you will be revoked without further action, and you will not be able to give powers of attorney, proxies or written consents with respect to the Aventis securities tendered by you and accepted by us. Our designees will have the authority to exercise all of your voting and other rights at any meeting of Sanofi-Synthelabo’s shareholders, by written consent in lieu of any such meeting or otherwise. Sanofi-Synthelabo reserves the right to require that, in order for your Aventis securities to be deemed validly tendered, immediately upon Sanofi-Synthelabo’s acceptance of such Aventis securities for exchange, Sanofi-Synthelabo must be able to exercise all rights of ownership, including full voting and disposition rights, with respect to such Aventis securities.

Other Requirements

      If the ADS letter of transmittal, form of acceptance, notice of guaranteed delivery or any certificates or stock powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or other persons acting in a fiduciary or representative capacity, such persons should so indicate when signing. Proper evidence of authority to act must be submitted by such persons, although we may waive this requirement.

      If any Aventis ADR or Aventis ordinary share or other evidence of ownership has been mutilated, destroyed, lost or stolen, you must:

•	furnish to your French financial intermediary or U.S. custodian satisfactory evidence of ownership and of the destruction, loss or theft of such document;

•	indemnify your French financial intermediary or U.S. custodian against loss; and

•	comply with any other reasonable requirements.

      If any Aventis ADR has been mutilated, destroyed, lost or stolen, you must contact the Aventis ADS depositary and comply with the requirements under the deposit agreement to obtain a replacement Aventis ADR before you will be able to tender those Aventis ADSs in this revised U.S. offer.

      Your tender of Aventis ADSs or Aventis ordinary shares pursuant to any of the procedures described above in “— Procedures for Tendering Aventis ADSs” and “— Procedures for Tendering Aventis Ordinary Shares” will constitute your binding agreement with us to the terms and conditions of this revised U.S. offer.

Determination of Validity

      We will determine, in our sole discretion, all questions as to the validity, form and eligibility for exchange of any tendered Aventis securities, as well as all questions as to the validity and form of any mix and match election. Our determination will be final and binding on the holders of Aventis securities. We reserve the absolute right to reject any and all tenders that we determine are not in proper form. We also reserve the right to disregard any attempted mix and match election that we determine is not in proper form and the right to waive any defect or irregularity in the tender of any Aventis securities of any particular holder, whether or not similar defects or irregularities are waived in the case of other securityholders. Unless otherwise waived by us, your tender of securities will not be valid until all defects or irregularities have been cured or waived. None of Sanofi-Synthelabo, the U.S. ADS exchange agent, the information agent, the dealer-managers or any other person will be under any duty to give notification of any defects or irregularities in the tender of any Aventis securities, or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the revised U.S. offer will be final and binding on the holders of Aventis securities.

      In addition, in tendering Aventis securities, you will represent and warrant that you have full power and authority to tender, sell, assign and transfer your Aventis securities (and any distributions) and, when the same are accepted for exchange by Sanofi-Synthelabo, Sanofi-Synthelabo will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances, and the same will not be subject to any adverse claim. Sanofi-Synthelabo reserves the right to reject any Aventis securities that it determines do not satisfy these conditions.

Withdrawal Rights

      You may withdraw Aventis securities tendered to us pursuant to the revised U.S. offer at any time prior to its expiration. If a subsequent offering period is provided, you may withdraw any Aventis securities tendered during that subsequent period at any time prior to its expiration.

      For a withdrawal to be effective, the French financial intermediary, the U.S. custodian or the U.S. ADS exchange agent, as applicable, must receive in a timely manner the written or facsimile transmission notice of withdrawal. Any such notice must specify the name of the person who tendered the Aventis securities being withdrawn, the number of Aventis securities being withdrawn and the name of the registered holder, if different from that of the person who tendered such Aventis securities.

      If Aventis ADRs being withdrawn have been delivered or otherwise identified to the U.S. ADS exchange agent, then, prior to the physical release of such ADRs, (1) the U.S. ADS exchange agent also must receive the name of the registered holder and the serial numbers of the particular Aventis ADRs and (2) the signature(s) on the notice of withdrawal must be guaranteed by an eligible institution unless such Aventis ADSs have been tendered for the account of an eligible institution. If Aventis ADSs have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawal of Aventis ADSs. If you have tendered Aventis ordinary shares, the notice of withdrawal must specify the name and number of the Euroclear France account to be credited with the withdrawn Aventis securities.

      Under French law, if, during the period of these revised offers, another offer for Aventis is approved by the AMF, your tenders of Aventis securities will be declared null and void by the AMF. In addition, if an improved offer by a competing bidder is approved by the AMF, your tenders of Aventis securities may also be declared null and void by the AMF. In each of these events, in order to tender your Aventis securities in the revised U.S. offer, if the revised U.S. offer remains outstanding, you will be required to re-tender your Aventis securities.

      We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. Our determination shall be final and binding on the holders of the Aventis securities. None of Sanofi-Synthelabo, the U.S. ADS exchange agent, the information agent, the dealer-managers or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification. Any Aventis securities properly withdrawn will be deemed not to have been validly tendered for purposes of the revised U.S. offer (or any subsequent offering period, as the case may be). However, withdrawn Aventis securities may be re-tendered at any time prior to the expiration date by following the procedures described above under “— Procedures for Tendering Aventis ADSs” or “— Procedures for Tendering Aventis Ordinary Shares”, as applicable.

Acceptance and Return of Aventis Securities

      Subject to the terms and conditions of the revised U.S. offer, we will exchange any and all Aventis securities validly tendered and not properly withdrawn for Sanofi-Synthelabo ordinary shares or Sanofi-Synthelabo ADSs, as applicable, and cash, or return such Aventis securities as promptly as practicable under French tender offer practice after the expiration date. As permitted by the applicable rules of the SEC, we will accept for exchange and exchange, or return, as applicable, all Aventis securities in accordance with applicable French law and tender offer practice.

     Acceptance of tendered Aventis securities

      If the revised offers are successful, we will be deemed to have accepted for exchange all Aventis securities validly tendered and not properly withdrawn on the expiration date, as set forth in the final results of the offers (avis de résultat définitif) published in France by the AMF. Subject to the terms and conditions of the revised offers, the newly issued Sanofi-Synthelabo ordinary shares will be transferred to the account of the financial intermediary who tendered the Aventis securities.

      Under no circumstances will interest be paid on the exchange of Aventis securities and/or cash for Sanofi-Synthelabo ordinary shares or Sanofi-Synthelabo ADSs, as applicable, regardless of any delay in making the exchange.

     Return of tendered Aventis securities

      In case any Aventis securities tendered in accordance with the instructions set forth in the offer materials are not accepted for exchange pursuant to the terms and conditions of this revised U.S. offer, we will cause these Aventis securities to be returned within one to two French trading days following the announcement of the withdrawal of the offers or the publication by the AMF of the results of the revised offers, as the case may be.

     Miscellaneous

      If we increase the consideration offered to any holder of Aventis securities prior to the expiration date, we will pay the increased consideration to all holders of Aventis securities that are exchanged in the revised U.S. offer, whether or not such Aventis securities were tendered prior to the announcement of such increase. In such circumstances, the AMF may require an extension of the offer period and may declare prior tenders invalid from the opening of the increased offer and require re-tenders of Aventis securities. In any event, the revised U.S. offer shall not expire until at least 10 business days after we increase the offer consideration. No such increase (other than the increase set forth in this prospectus supplement) is currently expected.

Delivery of Sanofi-Synthelabo Ordinary Shares, Sanofi-Synthelabo ADSs and Cash; Settlement Date

      In the event that the revised offers are successful, Sanofi-Synthelabo ordinary shares or Sanofi-Synthelabo ADSs, as applicable, and cash will be delivered to the tendering holders of Aventis securities following the publication by the AMF of the final results of the revised offers for Aventis securities. If the revised offers are consummated, the final settlement date for the revised offers is currently expected to be within approximately 12 to 18 French trading days following the expiration date of the revised offers. Similarly, in the event of a subsequent offering period, if any, settlement is expected to occur within 12 to 18 French trading days following the expiration of that subsequent offer period. With respect to the tendered Aventis ADSs only, the cash consideration payable in the revised U.S. offer will be paid in U.S. dollars calculated by converting the applicable amount in euros into U.S. dollars using a current spot exchange rate, less expenses. If your Sanofi-Synthelabo ADSs will be evidenced by ADRs registered in your name, you may not receive these certificates until approximately two weeks after the settlement date.

Fees and Expenses

      Except as set forth below, we will not pay any fees or commissions to any broker or other person soliciting tenders of Aventis securities pursuant to the revised U.S. offer, the revised French offer or the revised German offer.

      Sanofi-Synthelabo will pay any stamp duty (impôt de bourse) provided by article 978 of the French tax code (Code général des impôts) with respect to Aventis ordinary shares tendered pursuant to an all cash election. Sanofi-Synthelabo will pay or cause to be paid any transfer taxes with respect to the exchange of Aventis ADSs not based on income.

      Sanofi-Synthelabo will pay the brokerage fees, if any, and related value added taxes incurred by holders of Aventis securities tendering into the revised U.S. offer, up to a limit of 0.3% of the value of each Aventis security tendered, and subject to a maximum amount of €45 per account, including all taxes. Holders of Aventis securities will not be reimbursed for any brokerage fees in the event that the revised U.S. offer is withdrawn or is not completed. Financial intermediaries will be paid a fee, net of tax, of €0.20 per Aventis ordinary share, with a maximum fee of €45 per account and a minimum fee of €8 per account. This fee will not be paid in the event that the revised U.S. offer is withdrawn or is not completed and will not be paid in any event with respect to tendered Aventis securities owned by such financial intermediaries.

      Sanofi-Synthelabo will pay the fees charged by the ADS depositary for Aventis ADSs tendered into the revised U.S. offer, including any fees charged by the ADS depositary to redeposit Aventis ordinary shares underlying tendered Aventis ADSs that have been previously withdrawn from deposit with the ADS depositary in the event that the revised offers are not consummated.

      Merrill Lynch Pierce, Fenner & Smith Incorporated, referred to as Merrill Lynch & Co., and BNP Paribas Securities Corp. are acting as joint dealer-managers in the United States in connection with the revised U.S. offer and they or certain of their affiliates have provided financial advisory services to Sanofi-Synthelabo in connection with the contemplated acquisition of Aventis. Each of Merrill Lynch (France) and BNP Paribas will receive reasonable and customary compensation for its services in connection with the revised offers. Merrill Lynch & Co. and BNP Paribas Securities Corp. will not receive any specific fee as dealer-managers. We also will reimburse the financial advisors and dealer-managers for their expenses and indemnify them against specified liabilities and expenses in connection with the revised U.S. offer, the revised French offer and the revised German offer, including liabilities under the U.S. federal securities laws. Two directors of BNP Paribas are also directors of Total, which controls Elf Aquitaine, one of Sanofi-Synthelabo’s principal shareholders. In addition, one of Sanofi-Synthelabo’s directors, who is also a director of L’Oréal, is also a director of BNP Paribas. For further information, please refer to Annex A of the prospectus dated April 9, 2004. BNP Paribas and an affiliate of Merrill Lynch & Co. are lenders under Sanofi-Synthelabo’s credit facility and will receive customary compensation for such services. Subject to applicable laws and regulations, in the ordinary course of business, Merrill Lynch & Co., BNP Paribas and their respective affiliates may actively trade or hold the securities of Sanofi-Synthelabo and Aventis for their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in those securities.

      We have also retained MacKenzie Partners, Inc. to act as information agent in connection with this revised U.S. offer. The information agent may contact holders of Aventis securities by mail, telephone, telex, fax, e-mail and personal interview and may request brokers, dealers and other nominee shareholders to forward these offer materials to owners of Aventis securities. The information agent will receive reasonable and customary fees for these services, plus reimbursement of its out-of-pocket expenses.

      We have retained The Bank of New York to act as U.S. ADS exchange agent in connection with the revised U.S. offer. We will pay the U.S. ADS exchange agent reasonable and customary compensation for its services in connection with the revised U.S. offer, plus reimbursement of its out-of-pocket expenses. We will also reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling expenses incurred by them in forwarding material to their customers.

      We will indemnify the information agent and the U.S. ADS exchange agent against specified liabilities and expenses in connection with the revised U.S. offer, including liabilities under the U.S. federal securities laws. Indemnification for liabilities under the U.S. federal securities laws may be unenforceable as against public policy.

      The cash expenses to be incurred in connection with the revised U.S. offer, the revised French offer and the revised German offer will be paid by Sanofi-Synthelabo and are estimated in the aggregate to be approximately €190 million. Such expenses include registration fees, the fees and expenses of the financial advisors and dealer-managers, U.S. ADS exchange agent and information agent, accounting and legal fees and printing costs and expenses related to the financing of the offer consideration, among others. These costs are divided into the costs that are directly attributable to the decision to acquire Aventis (approximately €100 million) and the costs attributable to the financing of the transaction through the issuance of shares or through incurring indebtedness (approximately €90 million).

Listing of Sanofi-Synthelabo Ordinary Shares and Sanofi-Synthelabo ADSs

      Sanofi-Synthelabo ordinary shares are listed on Euronext Paris and trade under the symbol “SAN”. Sanofi-Synthelabo ordinary shares and Sanofi-Synthelabo ADSs are listed on the NYSE and Sanofi-Synthelabo ADSs trade under the symbol “SNY”. Sanofi-Synthelabo will apply for the supplemental listing on Euronext Paris of the Sanofi-Synthelabo ordinary shares to be issued in these offers. Sanofi-Synthelabo will apply for the supplemental listing on the NYSE of the Sanofi-Synthelabo ADSs to be issued in the revised U.S. offer and, for listing purposes only and not for trading purposes, will apply for the supplemental listing of the Sanofi-Synthelabo ordinary shares that are represented by such newly issued Sanofi-Synthelabo ADSs. Sanofi-Synthelabo will comply with all of the usual requirements of these exchanges within the time periods specified by these exchanges.

Treatment of Aventis Stock Purchase Options, Aventis Stock Subscription Options and Aventis BSAs

      If you are the holder of exercisable Aventis stock purchase options or Aventis stock subscription options and you would like to tender the underlying Aventis ordinary shares into the revised U.S. offer, you must first exercise the options and then tender the underlying Aventis ordinary shares on or prior to the expiration date of the revised U.S. offer according to the instructions given in this document.

      Pursuant to the Agreement, dated April 25, 2004, between Aventis and Sanofi-Synthelabo, as amended on May 19, 2004, Sanofi-Synthelabo has agreed to put in place the liquidity mechanisms described below. In general, these liquidity mechanisms are intended to enable the holders of Aventis, Rhône-Poulenc Rorer Inc. (RPR) or Hoechst AG stock options not to be affected by the revised offers and to benefit from the terms of the revised offers at the time that the stock options are exercised, without undue cost to the holders of the options, to Sanofi-Synthelabo or to Aventis. The mechanisms described below will be offered by Sanofi-Synthelabo to the holders of Aventis options in the form of a joint letter from Sanofi-Synthelabo and Aventis that will be dispatched by mail within 30 days of the publication of the results of the revised offers. The offer of the liquidity mechanism will remain open for acceptance until March 31, 2005.

      Sanofi-Synthelabo will offer all holders of stock options under any Aventis, RPR or Hoechst stock option plan, which we refer to in this section collectively as “Aventis stock options”, a liquidity agreement, the main terms and conditions of which will be the following (such terms and conditions to be detailed in good faith in the liquidity agreements):

•	Sanofi-Synthelabo will undertake to exchange the Aventis ordinary shares purchased or subscribed for pursuant to the exercise of any Aventis stock option, whether before or after the close of the Offer, under the following terms:

•	the exchange of shares will take place only in the case where:

■	Aventis ordinary shares are no longer listed on Euronext Paris or the Frankfurt Stock Exchange or New York Stock Exchange,

■	Sanofi-Synthelabo owns more than 90% of the outstanding Aventis ordinary shares, or

■	the average daily volume of Aventis ordinary shares traded on Euronext Paris during any twenty trading day period is less than 1,000,000 shares;

•	the exchange of shares will take place:

■	at the holder’s request, at any time during the liquidity period (as defined below); or

■	at the latest, by the expiration of the liquidity period;

■	the “liquidity period” is generally defined as the period during which the holder is entitled to exercise the options under the terms of the applicable option plan, but only after the later of:

—	the end of any period, which we refer to as the “restricted period”, during which the exchange of shares pursuant to the liquidity agreement would give rise to any negative tax effects or social charges for Sanofi- Synthelabo or any of its subsidiaries, and

—	the end of any additional waiting period required by law to get the full tax benefit;

•	in the exchange of shares, each Aventis ordinary share (including any fractional share) will be exchanged for 1.1739 Sanofi-Synthelabo ordinary shares, subject to customary anti-dilution adjustments intended to preserve the economic benefit of the liquidity agreements in case of any event affecting the share capital or net equity of Aventis or Sanofi-Synthelabo (including, without limitation, those transactions defined by article L. 225-181 of the French Commercial Code), or a share split or a distribution of assets or an extraordinary dividend to the shareholders of Aventis or Sanofi-Synthelabo;

•	The holders of Aventis options who enter into a liquidity agreement will undertake not to exercise their Aventis options during the restricted period;

•	In jurisdictions where regulations prohibit the delivery of Sanofi-Synthelabo ordinary shares in exchange for Aventis ordinary shares in the manner set forth above, Sanofi-Synthelabo will undertake to pay an amount in cash equal to the market value of the Sanofi-Synthelabo shares that any holder of an Aventis option would otherwise have been entitled to receive, except where such payment is legally prohibited or would give rise to material adverse tax effects or social charges for Sanofi-Synthelabo or any of its subsidiaries;

•	Sanofi-Synthelabo will undertake to provide customary protections in the case of any merger or absorption of Aventis into Sanofi-Synthelabo or any of its subsidiaries, so as to preserve the economic benefits of the options and the liquidity agreements; in particular, if Aventis is merged into Sanofi-Synthelabo at an exchange ratio less favorable to holders of Aventis ordinary shares than the exchange ratio available in the all stock election pursuant to the revised offers, the deficiency will be compensated by an allocation of new stock options or alternatively, if such grant of options would give rise to material adverse legal or tax consequences, Sanofi- Synthelabo ordinary shares;

•	The holders of Aventis options who enter into liquidity agreements will expressly consent to the exclusion, subject to the AMF’s approval, of the Aventis ordinary shares subject to option that are funded from employee savings plans (PEE) from the scope of any minority buy-out offer (offre publique de retrait) followed by a compulsory acquisition (retrait obligatoire), to the extent that such optioned Aventis ordinary shares are still subject to the tax and social security holding period restrictions applicable to the PEE and at the time of the minority buy-out offer/compulsory acquisition applicable laws or regulations do not permit a tax neutral roll-over under the compulsory acquisition.

      In general, to the extent that any particular situation is not properly covered by the foregoing liquidity arrangements or the enforcement of the foregoing liquidity arrangements is prohibited or would be significantly detrimental to the holders of Aventis options, or to Sanofi-Synthelabo or to Aventis under applicable securities, company or tax law, a specific alternative solution will be fairly determined between Aventis and Sanofi-Synthelabo.

      The foregoing summary of the liquidity arrangements is qualified in its entirety by reference to, and holders of Aventis securities are encouraged to read carefully, Schedule I to the Agreement, dated April 25, 2004, between Aventis and Sanofi-Synthelabo, as amended on May 19, 2004, which is attached as an exhibit to Sanofi-

Synthelabo’s Report on Form 6-K, dated May 21, 2004, and which is incorporated into this prospectus supplement by reference.

      If you are the holder of exercisable Aventis BSAs and you would like to tender the underlying Aventis ordinary shares into the U.S. offer, you must first exercise the Aventis BSAs and then tender the underlying Aventis ordinary shares on or prior to the expiration date of the U.S. offer according to the instructions given in this document.

      Pursuant to applicable French law, Sanofi-Synthelabo has extended the revised French offer and the revised German offer to offer to acquire the Aventis BSAs. Sanofi-Synthelabo has not extended the revised U.S. offer to cover these securities, which were first issued to German employees of Aventis, because it does not believe that these securities are held by any U.S. holders.

      Sanofi-Synthelabo intends to propose to offer holders of Aventis BSAs, who did not tender their Aventis BSAs into the revised French offer or the revised German offer, liquidity arrangements similar to those that it will offer to the holders of Aventis stock purchase options and Aventis stock subscription options as described above.

Treatment of Aventis’s Employee Savings Plans and Employee Share Purchase Plans

      Sanofi-Synthelabo has not had access to important information relating to Aventis’s employee savings plans and employee shareholder plans. According to the Annual Reports on Form 11-K for the fiscal year ended December 31, 2002 filed with the SEC by Aventis Pharmaceuticals Inc. Savings Plan and Aventis Pharmaceuticals Puerto Rico Inc. Savings Plan, there exists a funding vehicle known as Aventis Pharmaceuticals Inc. Master Trust that holds certain commingled assets on behalf of these two defined contribution 401(k) savings plans. As of December 31, 2002, the Master Trust held Aventis ordinary shares valued at over $79 million. According to the Annual Reports on Form 11-K for the fiscal year ended December 31, 2002 filed with the SEC by Aventis Behring L.L.C. Employee Savings Plan and Aventis Bio-Services Inc. Employee Savings Plan, there exists a mutual fund known as Aventis S.A. Stock Fund, which invests primarily in Aventis ordinary shares. As of December 31, 2002, participants in Aventis Behring L.L.C. Employee Savings Plan and Aventis Bio-Services Inc. Employee Savings Plan held aggregate investments in the Aventis S.A. Stock Fund valued at over $1 million. According to Aventis’s Annual Report on Form 20-F for the year ended December 31, 2001, in September 2000 Aventis launched a global employee stock purchase plan, called “Horizon”, through which employees subscribed for a total of 4.94 million newly issued Aventis ordinary shares, primarily through a company stock mutual fund (Fonds Communs de Placement Enterprise). According to Aventis’s Annual Report on Form 20-F for the year ended December 31, 2002, during 2002, employees subscribed for another 2.3 million newly issued Aventis ordinary shares through an employee stock purchase plan known as “Horizon 2002”. In addition, according to the registration statement on Form S-8 (file number 333-109076), dated September 24, 2003, filed by a U.S. affiliate of Aventis with the SEC with respect to the Aventis Horizon 2003 Stock Purchase Plan, 6,500,000 Aventis ordinary shares were offered for subscription to employees of Aventis between September 27, 2003 and October 26, 2003, with up to 3,200,000 of such Aventis ordinary shares being offered through a leverage plan. According to the prospectus included as part of that registration statement, in general, all Aventis ordinary shares subscribed under the Horizon 2003 plan have to be held by employees until April 1, 2008, except in the case of death, disability, retirement or termination of employment. In particular, in the event of a tender offer only the financial institution that holds a security interest on the Aventis ordinary shares purchased under the leveraged plan may tender those shares. According to Aventis’s Annual Report on Form 20-F for the year ended December 31, 2003, it appears that approximately 2.5 million newly issued Aventis ordinary shares were subscribed under the Horizon 2003 plan.

      In the event that any of the Master Trust, the Aventis S.A. Stock Fund or any other mutual fund through which participants invest under any of the foregoing employee savings plans and share purchase plans, or any other similar plans, is not able to tender any Aventis securities (including due to contractual, regulatory, tax or labor restrictions) into the revised U.S. offer, the revised French offer or the revised German offer prior to their expiration, or, if applicable, prior to the expiration of any subsequent offering period, and if the revised offers are successful, Sanofi-Synthelabo intends to consider on a case-by-case basis proposing alternatives to participants in these plans that will allow them to exchange their interests in Aventis securities for interests in Sanofi-Synthelabo ordinary shares on terms and conditions substantially similar to those proposed to holders of unexercised Aventis stock options.

      In the event that an Aventis employee holds his or her Aventis securities under the employee savings plan or employee share purchase plan directly and is restricted from tendering any of those Aventis securities into these revised offers prior to their expiration, or, if applicable, prior to the expiration of any subsequent offer period (including due to contractual, regulatory, tax or labor restrictions), and if the revised offers are successful, Sanofi-Synthelabo intends to consider on a case-by-case basis proposing alternatives to participants in these plans that will allow them to exchange their interests in Aventis securities for interests in Sanofi-Synthelabo ordinary shares on terms and conditions substantially similar to those proposed to holders of unexercised Aventis stock options.

Regulatory Approvals

      Under Council Regulation (EEC) No. 4064/89, the European Commission and any member state of the European Union that has successfully sought jurisdiction to review the offers under its national competition law must approve our acquisition of Aventis. However, we may complete the revised offers before this approval is received and completion of the revised offers is not conditioned on the approval of any European competition regulator. On April 26, 2004, the European Commission announced that it had approved Sanofi-Synthelabo’s proposed acquisition of Aventis, subject to certain conditions. See “Recent Developments — European Commission Competition Approval”. Our acquisition of Aventis must also be reviewed by the U.S. Federal Trade Commission and under applicable United States law, we may not complete the offers before the termination or expiration of the applicable waiting period under the Hart-Scott-Rodino Act of 1976. However, the revised offers are not subject to any antitrust condition. For further information, see “ — Conditions to the Revised U.S. Offer” and “Regulatory Matters — Competition and Antitrust”.

Accounting Treatment

      The acquisition of the Aventis securities will be accounted for using the purchase method under both French and U.S. GAAP. Under the purchase method, the cost of the purchase will be based on the amount of cash paid to holders of Aventis securities, the market value of Sanofi-Synthelabo ordinary shares (including Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs) issued to holders of Aventis securities, and the direct transaction costs of the revised offers. Under French GAAP, the market value of the Sanofi-Synthelabo ordinary shares to be issued will be based on the price of Sanofi-Synthelabo ordinary shares as of the closing date. Under U.S. GAAP, the market value of the Sanofi-Synthelabo ordinary shares to be issued will be based on the average price of Sanofi-Synthelabo ordinary shares for the period beginning two days before and ending two days after the announcement of the offers. In Sanofi-Synthelabo’s consolidated financial statements, the cost of the purchase will be allocated to the Aventis assets acquired and liabilities assumed, based on their estimated fair values at the acquisition date, with any excess of the cost over the amounts allocated being recognized as goodwill. In-process research and development costs will be expensed immediately. This method may result in the carrying value of assets, including goodwill, acquired from Aventis being substantially different from the former carrying values of those assets.

Effect of the Revised Offers on the Market for Aventis Securities

      For the reasons discussed below, if the revised offers for Aventis securities are completed, depending on the number of Aventis securities tendered, there may no longer be an active trading market for the Aventis securities, and their liquidity could be materially adversely affected.

Delisting of Aventis securities

      Aventis ADSs are listed and traded on the NYSE. Aventis ordinary shares are listed and traded on Euronext Paris and the Frankfurt Stock Exchange. Depending upon the number of Aventis securities acquired pursuant to the revised U.S. offer, the revised French offer and the revised German offer, following the completion of the revised offers, Aventis ADSs may no longer meet the listing requirements of the NYSE and the Aventis ordinary shares may no longer meet the listing requirements of Euronext Paris and/or the Frankfurt Stock Exchange. To the extent permitted under applicable law and stock exchange regulations, Sanofi-Synthelabo may seek to cause the delisting of Aventis ADSs and the Aventis ordinary shares on these exchanges. Further, subject to applicable law and the NYSE rules, Sanofi-Synthelabo may cause Aventis to terminate its deposit agreement, and petition, or cause Aventis to petition, the NYSE to delist the Aventis ADSs. If the deposit agreement for the Aventis ADSs is terminated, holders of Aventis ADSs will only have the right to receive the Aventis ordinary shares underlying the Aventis ADSs upon surrender of any ADR representing the Aventis ADSs and payment of applicable fees to the Aventis ADS depositary. There is no U.S. public trading market for the Aventis ordinary shares. Any petition for delisting Aventis securities on Euronext Paris is subject to the prior approval of the AMF, Euronext Paris having to consider whether the market for the Aventis securities has been materially adversely affected and whether delisting of the Aventis securities is in the best interests of the market.

      If one or more of the NYSE, Euronext Paris and the Frankfurt Exchange were to delist the Aventis ADSs or Aventis ordinary shares, the market for Aventis ordinary shares and/or Aventis ADSs could be adversely affected. Although it is possible that the Aventis ordinary shares (and the Aventis ADSs, if we do not cause the deposit agreement to be terminated) would be traded on other securities exchanges or in the over-the-counter market, and the price quotations would be reported by such exchanges, or other quotation systems or by other sources, there can be no assurance that any such trading quotations will occur. The extent of the public market for the Aventis ordinary shares and Aventis ADSs and the availability of such quotations would depend upon the number of holders and/or the aggregate market value of the public float of Aventis ordinary shares and Aventis ADSs remaining at such time and the interest in maintaining a market in such securities on the part of securities firms.

      To the extent the availability of such listings or quotations depends on steps taken by Sanofi-Synthelabo, Sanofi-Synthelabo may or may not take such steps. Therefore, you should not rely on any such listing or quotation being available following the successful completion of the revised offers.

Margin regulations

      Because they are listed on the NYSE, Aventis ordinary shares and Aventis ADSs (together with a guarantee of a certain series of cumulative preference shares of a subsidiary) currently are required to be registered under Section 12(b) of the Exchange Act. A further security of Aventis currently is required to be registered under Section 12(g) of the Exchange Act because it is held by more than 300 holders. Registration of these securities may be terminated by Aventis upon application to the SEC if they are no longer listed on a national securities exchange and if there are fewer than 300 holders. Termination of the registration of the Aventis securities under the Exchange Act would substantially reduce the information required to be furnished by Aventis to their holders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to these securities.

      To the extent the registration of Aventis ordinary shares and Aventis ADSs under the Exchange Act depends on steps taken by Sanofi-Synthelabo, Sanofi-Synthelabo may or may not take such steps. Therefore, you should not rely on the continued registration of any Aventis securities under the Exchange Act.

Deregistration under the Exchange Act

      Aventis ADSs are currently “margin securities”, as defined under the rules of the Board of Governors of the Federal Reserve System, which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Aventis ADSs. If Aventis ADSs were deregistered under the Exchange Act and/or delisted from the NYSE, they would cease to qualify as “margin securities” which would likely have an adverse impact on their value.

Appraisal Rights

      Neither holders of Aventis ordinary shares nor holders of Aventis ADSs are entitled to appraisal rights with respect to the revised U.S. offer, the revised French offer or the revised German offer as a matter of French law. There are no appraisal rights under French company law. Under applicable French stock market regulations, the AMF is responsible for determining the acceptability of the revised French offer by analyzing the value of the consideration offered in reference to customary valuation criteria. The notice of approval (avis de recevabilité) issued by the AMF could be challenged in court by any interested party within 10 days following its publication in BALO, the French legal gazette.

SOURCE AND AMOUNT OF FUNDS

      Assuming all of the outstanding Aventis ordinary shares (including Aventis ordinary shares represented by Aventis ADSs), on a diluted basis taking into account all in-the-money options and BSAs that are exercisable as of the expected closing date, are tendered into the revised U.S. offer, the revised French offer or the revised German offer pursuant to the terms of the revised offers, we would be obligated to issue 661,966,941 Sanofi-Synthelabo ordinary shares (including Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs) to holders other than Aventis and its subsidiaries. The issuance of these new Sanofi-Synthelabo ordinary shares must be approved by the affirmative vote of two-thirds of the voting power present at a general meeting of Sanofi-Synthelabo shareholders, which has now been scheduled for June 23, 2004. See “Recent Developments — Postponement of General Meetings of Shareholders.” As of December 31, 2003, Total and L’Oréal, our two principal shareholders, held 178,476,513 and 143,041,202 Sanofi-Synthelabo ordinary shares, respectively, representing in aggregate 47.1% of our outstanding share capital (other than share capital held by Sanofi-Synthelabo) and 63.1% of our voting rights. At the meeting of the board of directors of Sanofi-Synthelabo on April 24, 2004, the representatives of Total and L’Oréal confirmed their full support of the revised offers. Total and L’Oréal have also expressed that subject to the Agreement, dated April 25, 2004, between Aventis and Sanofi-Synthelabo, they will approve the increase in share capital that will be submitted to the general meeting of Sanofi-Synthelabo shareholders scheduled for June 23, 2004. See “Background and Reasons for the Revised Offers — Background of the Revised Offers”; “The Revised U.S. Offer — Conditions to the Revised U.S. Offer — Share issuance condition”.

      Assuming all of the outstanding Aventis securities, on a diluted basis taking into account all in-the-money options that are exercisable as of the expected closing date, are tendered into the revised U.S. offer, the revised French offer or the revised German offer, and all of the Aventis BSAs are tendered into the revised French offer or the revised German offer, we would be obligated to pay an aggregate amount of approximately €16,000 million in cash to the holders of those Aventis securities (other than Aventis and its subsidiaries). This amount will be lower if less than 100% of the currently outstanding Aventis securities are tendered into the offers. The amount may also vary depending on the number of Aventis securities outstanding at the time of the closing of the revised offers.

      In connection with this transaction, we have entered into a credit facility agreement dated April 26, 2004 permitting borrowing in the amount of up to €16,000 million, which will be used mainly to finance the cash consideration to be paid to holders of Aventis securities pursuant to the revised offers and refinance certain debt of Aventis and its subsidiaries. This facility has been, subject to certain conditions, entirely underwritten by BNP Paribas and an affiliate of Merrill Lynch & Co. We may only borrow amounts under this credit facility if the offers are completed. However, subject to the delivery of customary certificates and other documents generally evidencing the success of the offers, the success of the offers is the only material condition to our ability to borrow amounts under this credit facility to finance the cash component of the offer consideration. Accordingly, we have not put in place any alternative financing arrangements.

      The credit facility agreement provides that the credit facility will be divided into a €5,000 million term loan facility (“Tranche A”) with a final maturity date of January 24, 2005 (which may be extended in two six-month increments), a €5,500 million term loan facility (“Tranche B”) with a final maturity date of January 25, 2007, and a €5,500 million revolving loan facility (“Tranche C”) with a final maturity date of January 25, 2009.

      Each Tranche is required to be repaid in its entirety on its final maturity date except that we have an option to extend the final maturity date of Tranche A in two six-month increments until a date that falls one year following the original final maturity date.

      Amounts borrowed under Tranche A and Tranche B may only be used to finance part of the cash consideration to be paid to holders of Aventis securities pursuant to the revised offers. Amounts borrowed under Tranche C may be used for various purposes, including to finance part of the cash consideration to be paid to holders of Aventis securities pursuant to the revised offers, to pay fees, costs and expenses incurred in connection with the offers and to refinance certain indebtedness of Aventis and its subsidiaries.

      Upon delivery of customary certificates and other documents generally evidencing the success of the revised offers, borrowings under the credit facility will be made available immediately upon all of the conditions to the revised offers having been satisfied and when the cash consideration is required to be paid to holders of Aventis securities who have validly tendered such securities into the offers. Borrowings under Tranche A and Tranche B will be made available in euros only whereas borrowings under Tranche C will be made available in euros and, if used other than to finance part of the cash consideration to be paid pursuant to the revised offers, may be available in U.S. dollars, pounds sterling or Japanese yen.

      The credit facility is subject to terms and conditions customary for facilities of this type, including mandatory prepayment provisions (for example, in the event of certain asset disposals or a change of control of Sanofi-Synthelabo), events of default (for example, in the event of cross-default or insolvency), representations and warranties (such as in relation to status, power and authority and financial statements), covenants (such as information undertakings, negative pledge and financial ratio), indemnities, provisions to protect the margin due to the lenders and commitment fee arrangements. In particular, under the financial covenants, our consolidated net debt (generally defined as our total financial borrowings less our total cash, cash equivalents and marketable securities) may not exceed 2.5 times our consolidated EBITDA (generally defined as our operating profit plus (1) any amortization and depreciation charges, (2) any purchase-accounting charge in respect of in-process research and development or a write-up of inventory to fair value that we are required to take as a result of the acquisition of Aventis, and (3) any restructuring charge of up to €1 billion per year incurred in 2004 or 2005 that is incurred directly in connection with the acquisition of Aventis). Also, in general, the total financial borrowings of our subsidiaries on a consolidated basis (excluding any borrowings under the credit facility) may not exceed our consolidated EBITDA. There are also customary restrictions on our ability, in general, to create any security interest in our assets, to sell, lease, transfer or dispose of our assets (unless, in general, the net proceeds are applied to prepaying borrowings under the credit facility), to make acquisitions or investments outside the ordinary course of business in an aggregate amount in excess of €10 billion, to enter into a merger or amalgamation (other than with a subsidiary) or to issue any bonds (unless, in general, the net proceeds are applied to prepaying borrowings under the credit facility).

      The applicable margin for each Tranche under the credit facility varies according to the credit ratings that will be assigned to us at the relevant time. The margin under Tranche A will be initially 0.40% per annum and may range from 0.35% per annum to 0.525% per annum, the margin under Tranche B will be initially 0.45% per annum and may range from 0.40% per annum to 0.575% per annum, and the margin under Tranche C will be initially 0.50% per annum and may range from 0.45% per annum to 0.625% per annum. The margins determined above will be decreased by five basis points once more than 50% of the credit facility has been repaid and cancelled. Interest on euro-based borrowings shall accrue at the applicable margin plus EURIBOR, and interest on U.S. dollars, pounds sterling or Japanese yen shall accrue at the applicable margin plus LIBOR.

      Sanofi-Synthelabo reasonably expects that it will be able to repay the amounts borrowed under the credit facility within five years out of internal cash flow. Sanofi-Synthelabo currently has no plans to refinance the credit facility.

      On April 24, 2004, Sanofi-Synthelabo terminated the €12,000 million credit facility agreement dated January 25, 2004, which Sanofi-Synthelabo had entered into in connection with the proposed acquisition of Aventis on the terms and subject to the conditions of the original offers. See “Source and Amount of Funds” in the prospectus dated April 9, 2004.

      On May 26, 2004, Sanofi-Synthelabo announced the successful completion of the first round of syndication of the €16,000 million credit facility. See Exhibit 99.1 to Sanofi-Synthelabo’s Report on Form 6-K, dated May 26, 2004, which is incorporated into this prospectus supplement by reference.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS OF

SANOFI-SYNTHELABO AND AVENTIS

      The following unaudited pro forma condensed combined balance sheet and unaudited pro forma condensed combined statement of income, which give effect to the offers, are presented in euros and reflect the combination of Sanofi-Synthelabo and Aventis using the purchase method under French GAAP. The pro forma adjustments are based upon available information and certain assumptions that Sanofi-Synthelabo believes are reasonable, including the assumptions that pursuant to the offers:

•	all of the outstanding Aventis securities are exchanged for cash and Sanofi-Synthelabo securities, with a cash component of €20.00 and a share component valued at 0.8333 of a newly issued Sanofi-Synthelabo ordinary share for each Aventis security;

•	all of the outstanding Aventis BSAs are purchased for cash in the revised French offer or the revised German offer, for aggregate consideration of €6 million;

•	all of the outstanding Aventis stock options remain outstanding and, at the termination of any transfer restriction period, each holder of an Aventis stock option will be able to exchange each Aventis ordinary share that is received as a result of the exercise of the option for 1.1739 Sanofi-Synthelabo ordinary shares, the same number of Sanofi-Synthelabo ordinary shares that a tendering holder would have been entitled to receive in the offers pursuant to an all stock election (assuming no proration and no reduction in respect of any dividend paid by Aventis); and

•	the net cash consideration paid in the offers is financed by €15,595 million of new Sanofi-Synthelabo debt at an interest rate of 3.6%.

      In addition, the pro forma adjustments reflect the sale to GlaxoSmithKline of Sanofi-Synthelabo’s interests in Arixtra® and Fraxiparine® on the terms announced on April 13, 2004, see “Recent Events — Sale of Arixtra® and Fraxiparine®”, as well as the disposal of Aventis Behring to CSL, which was completed on March 31, 2004. See Exhibit 99.3 to Aventis’s Form 6-K, dated April 30, 2004, which is incorporated into this prospectus supplement by reference.

      The unaudited pro forma condensed combined balance sheet and unaudited pro forma condensed combined statement of income are presented for illustrative purposes only and are not necessarily indicative of the operating results or financial condition of the combined entities that would have been achieved had the U.S. offer, the French offer and the German offer been completed during the periods presented, nor are the unaudited pro forma condensed combined balance sheet and unaudited pro forma condensed combined statement of income necessarily indicative of the future operating results or financial position of the combined entities. The unaudited pro forma condensed combined balance sheet and unaudited pro forma condensed combined statement of income do not reflect any cost savings or other synergies which may result from the combination or the effect of asset dispositions, if any, that may be required by regulatory authorities, other than the contemplated sale to GlaxoSmithKline of Sanofi-Synthelabo’s interests in Arixtra® and Fraxiparine®. In particular, the unaudited pro forma condensed combined financial information does not reflect the impact of the disposals and/or grants of licences of certain products, in addition to Arixtra® and Fraxiparine®, requested by the European Commission as conditions to its approval of the proposed acquisition of Aventis by Sanofi-Synthelabo, announced on April 26, 2004, because definitive agreements with respect to the disposal or licensing of these products have not yet been entered into. The unaudited pro forma financial information does not reflect any special items such as payments pursuant to change of control provisions or restructuring and integration costs which may be incurred as a result of the acquisition. In addition, the financial effects of any actions described in the section “Background and Reasons for the Offers  — Reasons for the Offers” in the prospectus dated April 9, 2004, such as costs of rationalization or synergies, cannot currently be determined and are therefore not reflected in the unaudited pro forma condensed combined financial statements. Because Sanofi-Synthelabo has access only to publicly available financial information about Aventis’s accounting policies, there can be no assurance that the accounting policies of Aventis conform to those of Sanofi-Synthelabo.

      The unaudited pro forma condensed combined balance sheet and unaudited pro forma condensed combined statement of income have been derived from, and should be read in conjunction with, the respective consolidated financial information of Sanofi-Synthelabo and Aventis as of and for the year ended December 31, 2003, which are incorporated by reference into this prospectus. All amounts are stated in euros. This pro forma information is subject to risks and uncertainties, including those discussed under “Risk Factors — We have not been given the opportunity to conduct a due diligence review of the non-public records of Aventis. Therefore, we may be subject to unknown liabilities of Aventis which may have an adverse effect on our profitability and results of operations” and “Risk Factors — We have not verified the reliability of the Aventis information included in, or incorporated by reference into, this prospectus supplement and as a result, our estimates of the impact of consummation of the offers on the pro forma financial information in this prospectus supplement may be incorrect.”

      The pro forma financial information is based on preliminary estimates and assumptions, which Sanofi-Synthelabo believes to be reasonable. The pro forma adjustments and allocation of purchase price are preliminary. Due to the limited financial and other information related to Aventis available to Sanofi-Synthelabo’s management, the excess of purchase price over the book value of the assets to be acquired has been allocated according to a preliminary analysis by Sanofi-Synthelabo’s management based on available public information. The final allocation of the purchase price will be completed after the asset and liability valuations are finalized by Sanofi-Synthelabo’s management. There can be no assurance that the final allocation of the purchase price will not differ from the preliminary allocation.

SANOFI-SYNTHELABO AND AVENTIS

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2003

			Planned
			Disposal of
			Arixtra®
			and
	Historical		Fraxiparine®,	Pro forma
	Sanofi-	Historical	and Aventis	Adjustments		Combined
	Synthelabo	Aventis French	Behring	French GAAP		Pro Forma
	French GAAP	GAAP	(Unaudited)	(Unaudited)		French GAAP
	(Audited)	(Audited)	(Note 5)	(Note 6)		(Unaudited)

	(In millions of euros)
ASSETS
Goodwill and other intangible assets	1,021	9,608	(18)	48,953	(a)(b)	59,564
Property, plant and equipment	1,449	4,130	(89)	–		5,490
Investments in/advances to equity investees and non-consolidated companies and other long term assets	242	3,512	108	(943	)(b)	2,919
Deferred income taxes	472	1,999	(3)	–		2,468
Inventories	799	1,976	(100)	2,100	(b)	4,775
Accounts receivable	1,491	2,354	–	–		3,845
Assets held for sale	–	1,182	(1,182)	–		0
Other current assets	897	2,391	(15)	–		3,273
Cash, marketable securities and short-term deposits	3,378	1,125	453	–		4,956

Total assets	9,749	28,277	(846)	50,110		87,290

LIABILITIES AND SHAREHOLDERS’ EQUITY
Shareholders’ equity	6,323	10,434	(81)	22,557	(g)	39,233
Minority interests	18	167	–	665	(i)	850
Mandatorily redeemable partnership interest	–	198	–	–		198
Long-term debt	53	3,158	(429)	15,595	(h)	18,377
Provision and other long-term liabilities	754	4,078	(9)	369	(b)	5,192
Deferred income taxes	9	1,085	–	10,859	(b)(k)	11,953
Accounts payable	657	1,322	–	–		1,979
Liabilities related to operations held for sale	–	391	(391)	–		0
Other current liabilities	1,620	5,517	64	65	(b)	7,266
Short-term debt and current portion of long-term debt	315	1,927	–	–		2,242

Total liabilities and shareholders’ equity	9,749	28,277	(846)	50,110		87,290

The accompanying notes are an integral part of the unaudited pro forma condensed combined financial statements.

SANOFI-SYNTHELABO AND AVENTIS

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2003

				Planned
				Disposal of
				Arixtra® and
	Historical			Fraxiparine®,	Pro Forma
	Sanofi-	Historical		and Aventis	Adjustments		Combined
	Synthelabo	Aventis		Behring	French GAAP		Pro Forma
	French GAAP	French GAAP		(Unaudited)	(Unaudited)		French GAAP
	(Audited)	(Audited)		(Note 5)	(Note 6)		(Unaudited)

	(In millions of euros, except per share data)
Net sales	8,048	17,815		(1,312)	—		24,551
Cost of goods sold	(1,428)	(5,377)		1,022	(2,100	) (b)	(7,883)

Gross profit (3)	6,620	12,438		(290)	(2,100)		16,668

Research and development expenses	(1,316)	(2,924)		121	(4,000	) (b)	(8,119)
Selling and general expenses	(2,477)	(6,449)		324	61	(e)	(8,541)
Other operating income/(expenses), net (4)	248	1,085		28	–		1,361

Operating profit	3,075	4,150		183	(6,039)		1,369

Intangible — Amortization and impairment (1)	(129)	–		5	(2,928	) (a)(c)	(3,052)
Financial income (expense), net	155	(151)		23	(561	) (f)	(534)
Exceptional items	24	–		209	–		233
Other income/(expense)	–	(501)		164	–		(337)
Income taxes	(1,058)	(929)		(139)	1,959	(k)	(167)
Income from equity investees, net	20	(107)		–	–		(87)
Goodwill amortization	(8)	(480	) (2)	–	(428	) (a)(d)	(916)
Minority interests	(3)	(29)		–	(52	) (j)	(84)
Preferred remuneration	–	(52)		–	52	(j)	–

Net income/(loss)	2,076	1,901		445	(7,997)		(3,575)
Less:
In-process research and development				–	4,000		4,000
Inventory step-up (after tax)				–	1,356		1,356
To eliminate the estimated gain on the planned disposal of Arixtra®, Fraxiparine®, and related assets, net of tax				(145)	–		(145)

Net income before non-recurring charges or credits directly attributable to the transaction				300	(2,641)		1,636
Weighted average shares outstanding:
Basic	702,745,208	785,905,944		–	–		1,352,276,532
Diluted	702,920,945	788,252,669		–	–		1,355,207,090
Earnings per share:
Basic	2.95	2.42					(2.64)
Diluted	2.95	2.41					(2.64)
Earnings per share, based on net income before non-recurring charges or credits directly attributable to the transaction:
Basic							1.21
Diluted							1.21

(1)	Aventis does not identify amortization and impairment of intangible assets under a separate caption in its statement of income. Accordingly, no pro forma adjustment for the reclassification of the historical amortization and impairment of the intangible assets of Aventis (€126 million) to conform to Sanofi-Synthelabo’s presentation is reflected. Such amortization and impairment continues to be reflected under various captions of the statement of income on a pro forma basis.

(2)	Reclassified from operating profit in Aventis audited consolidated financial statements for the year ended December 31, 2003. See Note 3.

(3)	Aventis does not present a sub-total for “Gross profit” in its historical consolidated statement of operations. This sub-total has been added to conform to Sanofi-Synthelabo’s presentation.

(4)	Aventis classifies co-promotion income under net sales in its historical consolidated statement of operations. Co-promotion income has been reclassified to Other operating income/(expenses), net, for an amount of €252 million to conform to Sanofi-Synthelabo’s presentation. See Note 3.

      The accompanying notes are an integral part of the unaudited pro forma condensed combined financial statements.

SANOFI-SYNTHELABO AND AVENTIS — FRENCH GAAP

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1 —	Description of Transaction and Basis of Presentation

      The transaction will be accounted for as a purchase by Sanofi-Synthelabo under the accounting principles generally accepted in France. Under the purchase method of accounting, the assets and liabilities of Aventis will be recorded as of the acquisition date, at their respective fair values, and added to those of Sanofi-Synthelabo.

      The pro forma consolidated condensed financial statements have been derived from, and should be read in conjunction with, the historical consolidated financial statements, including the notes thereto, of Sanofi-Synthelabo and Aventis. For Sanofi-Synthelabo, financial statements for the year ended December 31, 2003 are included in its Annual Report on Form 20-F for the year ended December 31, 2003, which is incorporated into this prospectus by reference. For Aventis, financial statements for the year ended December 31, 2003 are included in its Annual Report on Form 20-F for the year ended December 31, 2003, which is incorporated into this prospectus by reference. See “Additional Information for Securityholders — Incorporation of Certain Documents by Reference”.

The transaction

      The transaction combines a revised U.S. offer, a revised French offer and a revised German offer to acquire all of the outstanding Aventis ordinary shares, including Aventis ordinary shares represented by Aventis ADSs. Under the terms of the revised offers, holders of Aventis ordinary shares will receive €20.00 in cash and 0.8333 of a Sanofi-Synthelabo ordinary share in exchange for each Aventis ordinary share validly tendered and not withdrawn. Holders of Aventis ADSs will receive an amount in U.S. dollars equal to €20.00 in cash and 1.6667 Sanofi-Synthelabo ADSs in exchange for each Aventis ADS validly tendered and not withdrawn. See “The Revised U.S. Offer — Terms of the Revised U.S. Offer”. The revised French offer and the revised German offer are also being made to acquire all of the outstanding Aventis BSAs for an aggregate consideration of approximately €6 million. The revised offers include a mix and match feature whereby holders of Aventis securities may elect to receive only Sanofi-Synthelabo ordinary shares or Sanofi-Synthelabo ADSs, as applicable, or only cash in exchange for any or all of the Aventis securities that they tender. However, these elections will be subject to proration and allocation adjustments that will ensure that, in the aggregate (and subject to adjustment if Aventis approves any dividend or interim dividend having an ex-dividend date before the settlement of the offers), 71% of the Aventis ordinary shares (including Aventis ordinary shares represented by Aventis ADSs) tendered in the offers will be exchanged for Sanofi-Synthelabo ordinary shares (including Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs) and 29% will be exchanged for cash. See “The U.S. Offer — Mix and Match Election”.

      The offers are subject to the minimum tender condition and the shareholder approval condition, each of which is described in “The Revised U.S. Offer — Conditions to the Revised U.S. Offer”. If the revised offers are successful, we expect that we will exchange or purchase the Aventis securities during the second quarter of 2004.

Pro forma adjustments

      Because Sanofi-Synthelabo has access only to publicly available financial information about Aventis, the pro forma adjustments include a number of assumptions and adjustments, which the management of Sanofi-Synthelabo believes to be reasonable. However, Sanofi-Synthelabo’s adjustments and assumptions do not reflect any input from Aventis’s management or accountants. See “Risk Factors — We have not been given the opportunity to conduct a due diligence review of the non-public records of Aventis. Therefore, we may be subject to unknown liabilities of Aventis which may have an adverse effect on our profitability and results of operations” and “Risk Factors — We have not verified the reliability of the Aventis information included in, or incorporated by reference into, this prospectus supplement and as a result, our estimates of the impact of consummation of the offers on the pro forma financial information in this prospectus supplement may be incorrect”.

      The pro forma adjustments are directly attributable to the transaction. The pro forma financial information does not reflect any cost savings potentially realizable from the elimination of certain expenses and from the synergies expected to be created and the anticipated costs of implementing such cost savings or synergies or the effect of asset dispositions, if any, that may be required by regulatory authorities, other than the contemplated sale to GlaxoSmithKline of Sanofi-Synthelabo’s interests in Arixtra® and Fraxiparine®. In particular, the unaudited pro forma condensed combined financial information does not reflect the impact of the disposals and/or grants of licences of certain products (in addition to Arixtra® and Fraxiparine®) requested by the European Commission as conditions to its approval of the proposed acquisition of Aventis by Sanofi-Synthelabo, announced on April 26, 2004, because definitive agreements with respect to the disposal or licensing of these products have not yet been entered into. Aggregate revenues for these products were approximately €320 million for the year ended December 31, 2003 (principally related to Campto®). The pro forma financial information does not reflect any special items such as payments pursuant to change of control provisions or restructuring and integration costs which may be incurred as a result of the transaction.

      The pro forma financial information is based on preliminary estimates and assumptions set forth below and in Notes 2 and 5, which Sanofi-Synthelabo believes to be reasonable. The pro forma adjustments and allocation of purchase price are preliminary. Due to the limited financial and other information related to Aventis available to Sanofi-Synthelabo’s management, the excess of the purchase price over the book value of the assets to be acquired has been allocated according to a preliminary analysis by Sanofi-Synthelabo’s management based on available public information. The final allocation of the purchase price will be completed after asset and liability valuations are finalized by Sanofi-Synthelabo’s management. There can be no assurance that the final allocation of the purchase price will not differ from the preliminary allocation.

      The pro forma financial information assumes that pursuant to the revised offers:

•	all of the outstanding Aventis securities are exchanged for cash and Sanofi-Synthelabo securities, with a cash component of €20.00 and a share component valued at 0.8333 of a newly issued Sanofi-Synthelabo ordinary share for each Aventis security;

•	all of the outstanding Aventis BSAs are purchased for cash in the revised French offer or the revised German offer, for aggregate consideration of €6 million;

•	all of the outstanding Aventis stock options remain outstanding, and, at the termination of any transfer restriction period, each holder of an Aventis stock option will be able to exchange each Aventis ordinary share that is received as a result of the exercise of the option for 1.1739 Sanofi-Synthelabo ordinary shares, the same number of Sanofi-
Synthelabo ordinary shares that a tendering holder would have been entitled to receive in the offers pursuant to an all stock election (assuming no proration and no reduction in respect of any dividend paid by Aventis); and

•	the net cash consideration paid in the offers is financed by €15,595 million of new Sanofi-Synthelabo debt at an interest rate of 3.6%.

      In addition, the pro forma adjustments reflect the sale to GlaxoSmithKline of Sanofi-Synthelabo’s interests in Arixtra® and Fraxiparine® on the terms announced on April 13, 2004, see “Recent Events — Sale of Arixtra® and Fraxiparine®”, as well as the disposal of Aventis Behring to CSL, which was completed on March 31, 2004. See Exhibit 99.3 to Aventis’s Form 6-K, dated April 30, 2004, which is incorporated into this prospectus supplement by reference.

      The unaudited pro forma condensed combined balance sheet as of December 31, 2003 assumes that the revised offers were consummated on that date. The unaudited pro forma condensed combined statement of income for the year ended December 31, 2003 gives effect to the revised offers as if the revised offers had been consummated on January 1, 2003, the first day of the earliest financial period reported.

      The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and are not necessarily indicative of what the operating results or financial condition of the combined businesses of Sanofi-Synthelabo and Aventis would have been had the revised offers been consummated on the respective dates assumed and are not necessarily indicative of the future operating results or financial condition of the combined businesses of Sanofi-Synthelabo and Aventis.

Sensitivity analysis

      The stock price used to compute the estimated purchase price is based on the average closing price of a Sanofi-Synthelabo ordinary share for the period beginning two days before and ending two days after the January 26, 2004 announcement of the original offers. However, the actual measurement date for the value of Sanofi-Synthelabo’s ordinary shares will occur after the proposed transaction is announced and when sufficient shares have been tendered to make the revised offers binding or when Aventis agrees to the terms of the transaction. For each €1.00 increase or decrease in the price of a Sanofi-Synthelabo ordinary share, the aggregate consideration payable pursuant to the terms of the offers would increase or decrease by approximately €649.5 million and annual amortization would increase or decrease by approximately €21.7 million.

      For each one basis point increase (decrease) in the interest rate on the April 26, 2004 credit facility assumed to finance the transaction, pro forma combined net income before non-recurring charges or credits directly attributable to the transaction would decrease (increase) by €1.0 million.

Note 2 —	Purchase Price Computation and Allocation

      The following is a preliminary estimate of the purchase price for Aventis:

Number of Aventis ordinary shares outstanding as of December 31, 2003	802,292,807
Shares held in treasury as of December 31, 2003 not tendered in the offers	(36,984)
Exchange ratio per share (five Sanofi-Synthelabo ordinary shares exchanged for six Aventis ordinary shares tendered)	0.8333

	668,546,519
Less: shares held in treasury, as of December 31, 2003, that are tendered in the revised offers (22,818,234 × 0.8333)	(19,015,195)

	649,531,324
Multiplied by Sanofi-Synthelabo’s average stock price for the period beginning two days before and ending two days after the January 26, 2004 announcement of the transaction, as an approximation for the stock price at the closing of the transaction	56.95	€36,990 million
Cash consideration to be paid pursuant to revised offers for Aventis ordinary shares		€15,589 million
Cash consideration to be paid for Aventis BSAs		€6 million
Estimated direct transaction costs, net of tax		€65 million
Estimated purchase price for ordinary shares and Aventis BSAs		€52,650 million

      The cash consideration has been computed by applying the cash component of €20.00 per share to the number of Aventis ordinary shares outstanding, as of December 31, 2003 less the treasury shares that may not be tendered in the offers.

      The estimated total costs relating to the transaction amount to €190 million, of which €100 million are direct transaction costs relating to the acquisition. The balance of €90 million relates to the fees attributable to the financing facility, which the management of Sanofi-Synthelabo considered to be primarily comprised of fees related to the establishment of the line of credit.

      For the purpose of this pro forma analysis, the above estimated purchase price has been allocated based on a preliminary estimate of the fair value of assets and liabilities to be acquired:

(In millions of euros)

Shareholders’ equity	10,434
Less: book value of participating and preference shares and capital equity notes, which are not purchased or exchanged in the offer	(681)

Book value of net assets acquired, adjusted to exclude equity securities which will remain outstanding upon consummation of the offer	9,753
Write-off of existing goodwill and other intangible assets	(9,286)

Adjusted value of net assets acquired	467
Remaining allocation:
Increase inventory to fair value	2,100
In-process research and development charge	4,000
Identifiable intangible assets at fair value	31,000
Decrease participating and preference shares and capital equity notes to fair value	16
Increase benefit plan liability to fair value (based on deferred actuarial losses of Aventis as of December 31, 2003)	(1,312)
Deferred taxes on income	(10,859)
Goodwill	27,238

Estimated purchase price	52,650

      As required by Rule 99-02 of the Comité de la Réglementation Comptable (“CRC”) issued on April 29, 1999, the purchase price allocated to in-process research and development will be immediately expensed. Goodwill will be amortized over 30 years.

      We do not have sufficient information at this time to provide specifics with regard to individual products, valuation methods and appraisal methods.

      A valuation performed in accordance with the generally accepted accounting guidance would entail a determination of fair value using the income approach on a project-by-project basis utilizing the following information: a forecast of the estimated future net cash flows expected for a successful outcome of the project, adjusted by an estimate of the probability of success based on the stage of completion (risk) of the project, and then discounting these adjusted estimated future net cash flows to their present value using an appropriate discount rate. This adjustment would reflect the probability of success of each project based upon the nature of the product, the scientific data associated with the technology, the current patent situation and the stage of completion of the project. The forecast of future cash flows would require the following assumptions to be made:

•	Revenue that is likely to result from specific in-process research and development projects, if they are successful, including the estimated number of units to be sold, estimated selling prices, estimated market penetration and estimated market share and year-over-year growth rates over the product-life cycles.

•	Cost of sales related to the potential products using historical data, industry data or other sources of market data.

•	Sales and marketing expense using historical financial data of the acquired company, industry data or other market data.

•	General and administrative expenses.

•	Research and development, or R&D, expenses.

      In the absence of more detailed information, we defined identifiable intangible assets as developed technology and the associated trademarks. We tentatively approximated the identifiable intangible assets value using an income approach, applied to consensus sales forecasts publicly available in the pharmaceutical industry, with a discount rate of 10%, and using certain other assumptions consistent with our first-hand knowledge of the industry. Identifiable intangible assets were amortized on a linear basis over a period equal to the number of years it would take to contribute 90% of the value of the identifiable intangible asset. These assumptions do not reflect any input from Aventis’s management or accountants.

      With respect to in-process research and development, as Sanofi-Synthelabo has had access only to publicly available financial information about Aventis, data that would be needed to conduct a valuation of specific projects in the manner described above could not be gathered. Therefore, Sanofi-Synthelabo determined that the €4,000 million in-process research and development charge included as part of the pro forma condensed combined financial statements was a reasonable estimate based upon what is known about the various products within the Aventis pipeline, the market for the potential products it has been able to identify from publicly available information, including the probabilities of success of compounds in various stages of completion, Sanofi-Synthelabo’s own extensive experience with R&D activities, as well as a review of publicly available information for precedent combination and acquisition transactions in the healthcare industry. The estimation was performed using a discount rate of 10%, applied to the above publicly available market information adjusted by an estimate of the probability of success based on the stage of completion (risk) of the project. These assumptions do not reflect any input from Aventis’s management or accountants.

      Although Sanofi-Synthelabo believes that its estimate of the identifiable intangible assets valuation and of the in-process research and development charge arising from the acquisition of Aventis is reasonable based upon publicly available information, no assurance can be given that a compound-by-compound valuation based upon the above cited factors will confirm Sanofi-Synthelabo’s estimate. If the actual compound-by-compound valuation, which Sanofi-Synthelabo expects to be completed within twelve months from the consummation of the revised offers, differs from the €31,000 million estimate and the €4,000 million estimate, respectively, for the identifiable intangible assets valuation and for the in-process research and development charge, Sanofi-Synthelabo will adjust the expected accounting entries and write-off to those amounts. The expected accounting entries, write-off and related disclosures will be included in Sanofi-Synthelabo’s annual filings with the AMF and the SEC.

Note 3 —	Accounting Policies and Financial Statement Classifications

      Because Sanofi-Synthelabo has access only to publicly available financial information about Aventis’s accounting policies, there can be no assurance that the accounting policies of Aventis conform to those of Sanofi-Synthelabo. Please see “Risk Factors — We have not been given the opportunity to conduct a due diligence review of the non-public records of Aventis. Therefore, we may be subject to unknown liabilities of Aventis which may have an adverse effect on our profitability and results of operations” and “Risk Factors — We have not verified the reliability of the Aventis information included in, or incorporated by reference into, this prospectus and, as a result, our estimates of the impact of consummation of the revised offers on the pro forma financial information in this prospectus may be incorrect”.

      Upon completion of the transaction, accounting policies and financial statement classifications will be reviewed. As a result of that review, it may become necessary to make certain reclassifications to the combined company’s financial statements to conform to those accounting policies and classifications that are determined to be more appropriate.

      Based upon publicly available information, we identified certain differences in the presentation of the balance sheet and of the statement of income between Sanofi-Synthelabo and Aventis. Accordingly, we reclassified in the statement of income of Aventis the amortization of goodwill (included in the operating result) to conform to Sanofi-Synthelabo’s presentation (taken into account below the operating result) and the co-promotion income (presented by Aventis under net sales and by Sanofi-Synthelabo as a component of other operating income/(expense)). Certain other differences were identified that should have been reclassified to conform Aventis’s historical financial statements to the pro forma presentation; however, such reclassification could not be performed in the absence of more detailed information. These differences relate in particular to the classification of deferred taxes on the consolidated balance sheet and of intangible amortization, license income, restructuring provisions, product sales and foreign exchange gains and losses on the consolidated statement of income.

Note 4 —	Intercompany Transactions

      Upon completion of the transaction, any transactions that occurred between Sanofi-Synthelabo and Aventis would be considered intercompany transactions. Balances and transactions between Sanofi-Synthelabo and Aventis as of and for the period presented are not significant.

Note 5 —	Disposal of Arixtra® and Fraxiparine®, and Aventis Behring

      This column reflects adjustments that give effect to the contemplated sale to GlaxoSmithKline of Arixtra®, Fraxiparine® and related assets, including the manufacturing facility located at Notre Dame de Bondeville, France. Sanofi-Synthelabo announced on April 13, 2004 that it had entered into an agreement regarding the divestment of these assets to GlaxoSmithKline having previously announced on January 26, 2004 that it had begun a sales process to divest its interests in Arixtra® and Fraxiparine® in order to be able to respond to possible demands of the competition authorities. See “Recent Developments — Sale of Arixtra® and Fraxiparine®.” The disposal of these assets to GlaxoSmithKline is conditioned on the successful completion of the revised offers. The unaudited pro forma condensed combined balance sheet gives effect to this transaction as if it had taken place on December 31, 2003 and the unaudited pro forma condensed combined statement of income gives effect to this transaction as if it had taken place on January 1, 2003. The adjustments reflected in the unaudited pro forma condensed combined financial statements are based on historical figures as included in Sanofi-Synthelabo’s consolidated financial statements as of, and for the year ended, December 31, 2003, which are incorporated into this prospectus supplement by reference. For purposes of these unaudited pro forma condensed combined financial statements, proceeds from the disposal have been estimated at €453 million. Prior to entering into the agreement with GlaxoSmithKline, Sanofi-Synthelabo had acquired in February 2004 all of NV Organon’s interests relating to Arixtra® (fondaparinux sodium), idraparinux and other oligosaccharides in consideration of certain payments largely based on future sales. The unaudited pro forma condensed combined financial statements reflect only the effects of this transaction with Organon related to Arixtra®. These effects are based on preliminary estimates made by management. Sanofi-Synthelabo is in the process of determining the expected accounting entries and related disclosures, which will be included in Sanofi-Synthelabo’s interim filing with the AMF and annual filing with the SEC.

      This column also reflects the impact of the disposal of Aventis Behring to CSL, which was completed on March 31, 2004, in the manner and for the amounts disclosed in note 30 to Aventis consolidated financial statements as of, and for the year ended, December 31, 2003, which are incorporated into this prospectus supplement by reference.

Note 6 —	Pro Forma Adjustments

      Adjustments included in the column under the heading “Pro Forma Adjustments” primarily relate to the following:

(a)	To eliminate historical goodwill and historical intangible assets (€9,286 million, excluding software), and related amortization expense recorded by Aventis of approximately €480 million and €126 million for the year ended December 31, 2003, respectively.

(b)	To record the allocation of the estimated purchase price: to reflect the difference between the book value and the fair value of net assets acquired, and also the accrual of estimated direct transaction costs for €65 million net of taxes. The differences between the book value and the fair value of net assets acquired are the following (see Note 2):

•	To record goodwill: €27,238 million;

•	To record identifiable intangible assets at fair value: €31,000 million;

•	To record in-process research and development: €4,000 million;

•	To increase inventory to fair value, based on the net realizable value, estimated as the expected selling price in the ordinary course of business less reasonable costs of completion and disposal and a reasonable profit allowance for the completion and selling effort: €2,100 million;

•	To increase benefit plan liability to fair value, based on the unrecognized net actuarial gains and losses of Aventis, as of December 31, 2003: €1,312 million, classified as a reduction in long-term assets on the asset side for €943 million and as an increase of provision and other long-term liabilities for €369 million;

•	To decrease the participating shares and capital equity notes to their estimated fair value: €16 million;

•	To record the Aventis BSAs for €6 million; and

•	To compute deferred taxes on the above adjustments: €10,859 million.

(c)	To record the amortization expense related to the value of identifiable intangible assets from the purchase price allocation, which are being amortized over their estimated useful lives ranging from 7 to 17 years, of approximately €3,054 million for the year ended December 31, 2003.

(d)	To record the amortization expense related to goodwill from the purchase price allocation, which is being amortized over an estimated useful life of 30 years, of approximately €908 million for the year ended December 31, 2003.

(e)	To record the amortization of the benefit plan liability increase to fair value over 20 years, for an amount of approximately €61 million for the year ended December 31, 2003.

(f)	To record the interest costs of the bridge financing, which were computed using an effective interest rate of 3.6%, for an amount of approximately €561 million for the year ended December 31, 2003. See “Source and Amount of Funds”.

(g)	To adjust the shareholders’ equity for the following:

•	To remove the historical balance of Aventis (€9,753 million decrease).

•	To record the consideration paid for Aventis through the issuance of ordinary shares by Sanofi-Synthelabo (€36,990 million increase), excluding the amount allocated to the transaction costs.

•	To record the estimated write-off of in-process research and development (€4,000 million decrease). See also Note 2.

•	To record the transfer to minority interest of the book value of the capital equity notes, participating and preference shares (€681 million).

(h)	To record borrowing under new credit facility to finance the acquisition of Aventis ordinary shares (€15,589 million) and the debt related to the Aventis German warrants (€6 million).

(i)	To record the fair value of the capital equity notes and the participating and preference shares as minority interests (€665 million).

(j)	To reclassify preferred remuneration to minority interests (€52 million).

(k)	To adjust income taxes for pro forma adjustments, computed using a rate of 35.43%, equal to the French statutory tax rate.

Note 7 —	Significant Differences Between French GAAP and U.S. GAAP

      Sanofi-Synthelabo prepares its consolidated financial statements in accordance with French GAAP, which, as applied by Sanofi-Synthelabo, differs in certain significant respects from accounting principles generally accepted in the United States of America (commonly known as U.S. GAAP). The effects of the application of U.S. GAAP on the pro forma adjustments, and ultimately on combined pro forma net income and shareholders’ equity, are set out in the following tables.

      Historical U.S. GAAP adjustments for Sanofi-Synthelabo relative to the year ended, and as of, December 31, 2003 have been derived from the consolidated financial statements for the year ended December 31, 2003 that are included in its Annual Report on Form 20-F for the year ended December 31, 2003, which is incorporated into this prospectus supplement by reference. See “Additional Information for Securityholders — Incorporation of Certain Documents by Reference”.

      Historical U.S. GAAP adjustments for Aventis have been derived from the financial statements for the year ended December 31, 2003 that are included in its Annual Report on Form 20-F for the year ended December 31, 2003, which is incorporated into this prospectus supplement by reference. See “Additional Information for Securityholders — Incorporation of Certain Documents by Reference”.

      The transaction is considered to be an acquisition by Sanofi-Synthelabo under French GAAP. Management has carefully considered all of the factors in paragraph 17 of SFAS 141, and, in particular, the fact that if all of the Aventis securities are validly tendered and exchanged, immediately after the exchange, the current holders of Sanofi-Synthelabo ordinary shares (including Sanofi-Synthelabo ordinary shares represented by Sanofi-
Synthelabo ADSs) will own approximately 51% of the share capital and approximately 60% of the voting rights of the combined entity and the former holders of Aventis ordinary shares (including Aventis ordinary shares represented by Aventis ADSs) will own approximately 49% of the share capital and approximately 40% of the voting rights of the combined entity on a fully-diluted basis taking into account all options exercisable at the expected consummation date. Management also considered, among other factors, that, immediately after the exchange, Total and L’Oréal, Sanofi-Synthelabo’s principal shareholders, will own approximately 13% and approximately 11%, respectively, of the share capital and approximately 21% and approximately 17%, respectively, of the voting rights of the combined entity, while the largest former shareholder of Aventis will own approximately 7% of the share capital and approximately 5% of the voting rights in the combined entity. Management also considered that, based on a price of €58.72 per Sanofi-Synthelabo ordinary share, which was the average of the daily closing prices, weighted by volume, for Sanofi-Synthelabo ordinary shares on Euronext Paris during the calendar month ended on January 21, 2004, the terms of the revised offers value each Aventis ordinary share at €68.93, which represents a premium of 31.4% over the average of the daily closing prices, weighted by volume, for Aventis ordinary shares on Euronext Paris during the same period, which was €52.46 per Aventis ordinary share. Management further considered that the composition of neither the board of directors nor the senior management of the combined entity will reflect a majority in favor of Aventis and that the current Chairman and Chief Executive Officer of Sanofi-Synthelabo will continue to be the Chairman and Chief Executive Officer of the combined entity and will select the senior managers who will form the Comité de Direction (management committee) of the combined entity. Based on this analysis, management has concluded that, under U.S. GAAP, the transaction is also to be treated as an acquisition of Aventis by Sanofi-Synthelabo.

     7.1 Reconciliation of combined pro forma net income and combined pro forma shareholders’ equity

      The effects of the application of U.S. GAAP on the combined pro forma net income for the year ended December 31, 2003 are set out in the table below:

Year ended
December 31, 2003
(Unaudited)

(In millions of euros)
Combined pro forma net income before non-recurring charges or credits directly attributable to the transaction, as reported under French GAAP	1,636
Differences between French GAAP and U.S. GAAP, as they relate to Sanofi-Synthelabo (1)	(210)
Differences between French GAAP and U.S. GAAP, as they relate to Aventis (2)	127
Reversal of the write-off of historical goodwill amortization under French GAAP (3)	(480)
Elimination of additional historical goodwill and intangible assets amortization and impairment under U.S. GAAP (4)	301
Reversal of goodwill amortization under French GAAP (5)	908
Income tax effect on the above adjustments (6)	(107)
Elimination of discontinued operations, extraordinary items, or the cumulative effects of accounting changes, excluding Aventis Behring (7)	5

Combined pro forma net income from continuing operations before non-recurring charges or credits directly attributable to the transaction, as determined under U.S. GAAP	2,180

      The effect of the application of U.S. GAAP on the combined pro forma shareholders’ equity as of December 31, 2003 is set out in the table below:

December 31, 2003
(Unaudited)

(In millions of euros)
Combined pro forma shareholders’ equity, as reported under French GAAP	39,233
Differences between French GAAP and U.S. GAAP, as they relate to Sanofi-Synthelabo (1)	6,398
Differences between French GAAP and U.S. GAAP, as they relate to Aventis (2)	4,250
Differences between French GAAP and U.S. GAAP, as they relate to the measurement of purchase price (8)	(2,037)
To remove the U.S. GAAP differences of Aventis on shareholders’ equity (9)	(4,250)

Combined pro forma shareholders’ equity, as determined under U.S. GAAP	43,594

      (1) Differences between French GAAP and U.S. GAAP, as they relate to Sanofi-Synthelabo

      These adjustments reflect the total of the U.S. GAAP adjustments on net income and on shareholders’ equity, as reported by Sanofi-Synthelabo in its consolidated financial statements and as of and for the year ended December 31, 2003 and also the elimination of the additional estimated value under U.S. GAAP (€15 million) of intangibles sold to GlaxoSmithKline.

      Sanofi-Synthelabo’s consolidated financial statements as of and for the year ended December 31, 2003 are included in its Annual Report on Form 20-F for the year ended December 31, 2003 and are incorporated into this prospectus supplement by reference. Refer to Note G of Sanofi-Synthelabo’s consolidated financial statements as of and for the year ended December 31, 2003 for a description of the differences between French and U.S. GAAP as they apply to Sanofi-Synthelabo.

      (2) Differences between French GAAP and U.S. GAAP, as they relate to Aventis

      These adjustments reflect the total of the U.S. GAAP adjustments on net income and on shareholders’ equity, as reported by Aventis in its consolidated financial statements as of and for the year ended December 31, 2003.

      Aventis’s consolidated financial statements as of, and for the year ended, December 31, 2003 are included in its Annual Report on Form 20-F for the year ended December 31, 2003 and are incorporated into this prospectus supplement by reference. Refer to Note 34 of Aventis’s consolidated financial statements as of and for the year ended December 31, 2003 for a description of the differences between French and U.S. GAAP as they apply to Aventis.

      (3) Reversal of the write-off of historical goodwill amortization under French GAAP

      Aventis’s historical goodwill is amortized under French GAAP, and reversed under U.S. GAAP. In the unaudited pro forma condensed combined statements of income under French GAAP, Aventis’s historical goodwill amortization is eliminated as part of the pro forma adjustments.

      This adjustment is to waive the double elimination, so that Aventis’s historical goodwill amortization is properly eliminated in the unaudited pro forma condensed combined statements of income under U.S. GAAP.

      (4) Elimination of historical goodwill and intangible assets amortization and impairment under U.S. GAAP

      Under U.S. GAAP, certain adjustments are performed by Aventis to record the purchase price allocation resulting from the recognition of certain acquisitions, and in particular the initial business combination in 1999, as purchase combinations. As a consequence, the U.S. GAAP statements of income of Aventis include an additional amortization and depreciation charge related to the intangible assets and goodwill recorded as part of these business combinations.

      This adjustment is to eliminate the historical net book value of intangible assets and goodwill in the balance sheet of Aventis under U.S. GAAP, and to eliminate the amortization and depreciation charge recorded in the statements of income under U.S. GAAP on intangible assets and goodwill by Aventis.

      (5) Reversal of goodwill amortization under French GAAP

      Under French GAAP, goodwill is amortized. The combined pro forma statements of income were prepared with goodwill amortized over 30 years. Under U.S. GAAP, in accordance with the requirements of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), goodwill is not amortized.

      This adjustment is to reverse goodwill amortization under French GAAP.

      (6) Income tax effect on the above adjustments

      This adjustment reflects the tax effects of the adjustments included in the reconciliation which relate to the transaction.

      (7) Elimination of discontinued operations, extraordinary items, or the cumulative effects of accounting changes

      Under French GAAP, the income statement presentation does not allow for the identification of income from continuing operations, separately from discontinued operations, extraordinary items, or the cumulative effects of accounting changes. Under U.S. GAAP, Item 11 of Regulation S-X requires that pro forma net income be presented only through income (loss) from continuing operations before non-recurring charges or credits directly attributable to the transaction. Income (loss) from continuing operations exclude discontinued operations, extraordinary items, or the cumulative effects of accounting changes.

      This adjustment is to reconcile the combined pro forma net income before non-recurring charges or credits directly attributable to the transaction with the combined pro forma net income from continuing operations before non-recurring charges or credits directly attributable to the transaction, as required by Item 11 of Regulation S-X.

      (8) Differences between French GAAP and U.S. GAAP, as they relate to the measurement of purchase price

      Under French GAAP, the purchase price is obtained, among other items, by multiplying the number of shares issued at closing by the Sanofi-Synthelabo stock price at the closing date. Because this share price cannot be known at this time, for purposes of the unaudited pro forma condensed combined financial statements, the average stock price for the period beginning two days before and ending two days after the January 26, 2004 announcement of the transaction has been used in calculating the purchase price for French GAAP, for an amount of €56.95 per share. Under U.S. GAAP, this same element is obtained by multiplying the number of shares issued by the average Sanofi-Synthelabo stock price for the period beginning two days before and ending two days after April 25, 2004, the date when the revised terms of the transaction were agreed to and announced, in accordance with EITF 99-12, “Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination”, for an amount of €53.81 per share.

      This adjustment is to reflect the impact on goodwill (and share capital) of the difference of purchase price as measured under French GAAP and U.S. GAAP.

      (9) To remove the U.S. GAAP differences of Aventis on shareholders’ equity

      Under French GAAP, the historical balance of the shareholders’ equity of Aventis is removed to record the consideration paid through the issuance of ordinary shares by Sanofi-Synthelabo, exchange of stock options, and the estimated write-off of in-process research and development. Under U.S. GAAP, the historical balance of the shareholders’ equity of Aventis should also be removed.

      This adjustment is to remove the historical differences between French GAAP and U.S. GAAP on the shareholders’ equity of Aventis, resulting in the complete elimination of the historical balance of the shareholders’ equity of Aventis under U.S. GAAP.

          7.2 Unaudited pro forma condensed combined U.S. GAAP statements of income and balance sheet

      The following are the unaudited pro forma condensed combined statements of income prepared in accordance with U.S. GAAP for the year ended December 31, 2003:

Year ended
December 31, 2003
(Unaudited)

(In millions of
euros, except per
share data)
Revenue from sales of products	24,551
Revenues from licensing agreements	611

Revenues	25,162
Research and development expenses	(4,142)
Operating expenses excluding research and development	(14,436)
Intangible — amortization and impairment	(3,074)
Other income and expense, income from equity investees and minority interests	(585)

2,925

Income taxes	(701)
Preferred remunerations	(44)

Combined pro forma net income from continuing operations before non-recurring charges or credits directly attributable to the transaction	2,180

Weighted average shares outstanding:
Basic	1,338,550,229
Diluted	1,343,406,343
Earnings per share based on continuing operations before non-recurring charges or credits directly attributable to the transaction:
Basic	1.63
Diluted	1.62

      The following is the unaudited pro forma condensed combined balance sheet prepared in accordance with U.S. GAAP as of December 31, 2003:

Combined Pro Forma
U.S. GAAP
(Unaudited)

(In millions of euros)
ASSETS
Cash, marketable securities and short-term deposits	4,403
Other current assets	13,277
Property, plant and equipment	5,641
Goodwill	30,552
Other intangible assets	35,822
Other non-current assets	4,682

Total assets	94,377

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	315
Accounts payable and current liabilities	9,267
Long-term debt	20,304
Other long-term liabilities	20,037
Minority interests	860
Shareholders’ equity	43,594

Total liabilities and shareholders’ equity	94,377

Note 8 — Significant Differences Expected between French GAAP and IFRS

      In the fourth quarter of 2003, Sanofi-Synthelabo began the project of converting its consolidated accounts prepared according to French GAAP to IFRS accounting principles, which will allow Sanofi-Synthelabo to present its consolidated accounts according to IFRS accounting principles for the year ended December 31, 2005 and to present the estimated impact in the financial statements for the year ended December 31, 2004.

      The accounting treatment adopted by Sanofi-Synthelabo under French GAAP to give effect to the acquisition of Aventis in the unaudited pro forma condensed combined financial statements differs from the accounting treatment that will be adopted under IFRS accounting principles mainly in the following ways (based on IFRS 3 on business combinations and on IAS 38 revised 2004):

•	The average Sanofi-Synthelabo stock price for the period beginning two days before and ending two days after the January 26, 2004 announcement of the offers was used in the preparation of the unaudited pro forma condensed combined financial statements. For the treatment of the acquisition of Aventis in its consolidated financial statements, Sanofi-Synthelabo will use the Sanofi-Synthelabo stock price on the date that the offers close under French GAAP and IFRS principles in accordance with IFRS 3.

•	Under French GAAP, in-process research and development is immediately expensed. Under IFRS 3, in-process research and development, provided it satisfies the criteria of an intangible asset distinct from goodwill defined under IAS 38, is included as an asset and amortized over its estimated economic life.

•	Under French GAAP, the goodwill attributable to the acquisition is amortized over its estimated economic life. Under IFRS 3, goodwill would not be amortized and would give rise to annual impairment tests.

•	Under French GAAP, the costs directly attributable to the acquisition are included in the acquisition cost net of taxes. Under IFRS accounting principles, these costs are included in the acquisition cost before taxes.

REGULATORY MATTERS

      Sanofi-Synthelabo is not aware of any material licenses or regulatory permits that it holds which might be adversely affected by the completion of the revised offers for Aventis securities or of any material approval or other action by any federal, provincial, state or foreign government or any administrative or regulatory agency that would be required to be obtained prior to making the revised offers or accepting securities pursuant thereto, except as have been obtained or applied for or as described in this prospectus supplement or in the prospectus dated April 9, 2004. Sanofi-Synthelabo believes that it can obtain all material approvals required in connection with the revised offers. Nevertheless, there can be no assurance that all such material approvals will be obtained prior to the closing of the offers.

Competition and Antitrust

European Union competition laws

      Sanofi-Synthelabo and Aventis each conducts business in the member states of the European Union. Council Regulation (EEC) No. 4064/89, as amended, requires that certain mergers or acquisitions involving parties with aggregate worldwide sales and individual European Union sales exceeding specified thresholds be notified to and approved by the European Commission before such mergers and acquisitions are consummated. This Regulation also gives the member states of the European Union the right to request that the European Commission refer jurisdiction to review a merger to their national competition authorities under the provisions of the relevant national merger law where it may have an effect on competition in a distinct national market. Such a request must be notified to the European Commission within three weeks of the transaction’s notification to the European Commission. No such referral was notified to the European Commission in connection with the offers.

      Sanofi-Synthelabo first submitted its proposed acquisition of Aventis to the European Commission in December 2003; on January 7, 2004, Sanofi-Synthelabo filed a draft Form CO and, on March 9, 2004, filed its Form CO with the European Commission. The European Commission must review the acquisition of Aventis pursuant to the offers to determine whether the acquisition is compatible with the common market, and, accordingly, whether or not to allow it to proceed. An acquisition that does not create or strengthen a dominant position that would significantly impede effective competition in the common market or a substantial part of it must be declared compatible with the common market and must be allowed to proceed. If, following a preliminary Phase I investigation, the European Commission determines that it needs to examine more closely the acquisition of Aventis pursuant to the offers because the acquisition raises serious doubts as to its compatibility with the common market, it must initiate a Phase II investigation. If the European Commission initiates a Phase II investigation, it must initiate a final decision as to whether or not an acquisition is compatible with the common market no later than four months after the initiation of the Phase II investigation.

      On April 13, 2004, Sanofi-Synthelabo announced that it had signed an agreement with GlaxoSmithKline to sell Sanofi-Synthelabo’s worldwide interests in Arixtra®, Fraxiparine® and related assets worldwide in order to be able to respond to possible demands of the competition authorities. See “Recent Developments — Sale of Arixtra® and Fraxiparine®”.

      On April 26, 2004, the European Commission announced that it had approved Sanofi-Synthelabo’s proposed acquisition, subject to conditions. As a result, the European Commission will not initiate a Phase II investigation. The conditions to the European Commission’s approval generally require Sanofi-Synthelabo to divest or grant licenses to products (in addition to Arixtra® and Fraxiparine®) that, in aggregate, generated approximately €320 million of revenues in the year ended December 31, 2003 (principally related to Campto®), representing approximately 1.3% of the pro forma combined sales of Sanofi-Synthelabo and Aventis. These divestitures and required licenses are described further in the Commission’s press release and are summarized as follows:

•	sale of all of Sanofi-Synthelabo’s business involving the marketing of Vitamin B12 Delagrange® in France;

•	sale of, or grant a license for, all of Aventis’s rights and obligations relating to the marketing of Perfan® in the United Kingdom and Belgium;

•	sale of, or grant a license for, all of Sanofi-Synthelabo’s business involving the marketing of Hexopal® in Ireland;

•	sale of, or grant a license for, all of Sanofi-Synthelabo’s business involving the marketing of Lioton 1000® in Italy;

•	sale of, or grant a license for, all of Sanofi-Synthelabo’s rights and obligations under co-marketing contracts relating to the marketing of Naxy® in France;

•	sale of, or grant a license for, all of Sanofi-Synthelabo’s business involving the marketing of the generic product Vancomycine Dakota® in France;

•	sale of, or grant a license for, all of Sanofi-Synthelabo’s business involving the marketing of Plaquinol® in Portugal;

•	sale of, or grant a license for, all of Sanofi-Synthelabo’s rights and obligations relating to the marketing of Adalgur® and Coltramyl® in Portugal;

•	sale of, or grant a license for, all of Sanofi-Synthelabo’s rights and obligations relating to the marketing of Imovane® in Greece, Ireland, Luxembourg and Sweden;

•	sale of all of Sanofi-Synthelabo’s development, production and marketing activities relating to Fraxiparine® and Arixtra® worldwide. On April 13, 2004, Sanofi-Synthelabo announced that it had signed an agreement with GlaxoSmithKline to sell these interests. See “Recent Developments — Sale of Arixtra® and Fraxiparine®”; and

•	sale of all of Aventis’s development, production and marketing activities in the countries covered by the licensing contract which Aventis holds for Campto®, and all the rights and obligations that Aventis holds under that license and all other patents and intellectual property rights and/or know-how concerning Campto® held by Aventis, including outside the countries covered by the license.

      Sanofi-Synthelabo is confident that complying with the European Commission’s conditions in this manner will not materially impair the value of the transaction to Sanofi-Synthelabo or its shareholders, including persons that become shareholders as a result of tendering their Aventis securities in the revised offers.

United States Hart-Scott-Rodino Antitrust Improvements Act of 1976

      Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or the HSR Act, and its associated rules, a share offer may not be completed until notification has been filed with the U.S. Federal Trade Commission, or the FTC, and the Antitrust Division of the U.S. Department of Justice, or the Antitrust Division, and the required waiting period has expired or been terminated. The required waiting period may be terminated by the FTC and the Antitrust Division before its expiration.

      The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions such as the acquisition of Aventis securities pursuant to the U.S. offer, the French offer and the German offer. Before January 26, 2004, the staff of the FTC confirmed to Sanofi-Synthelabo that the FTC is the agency reviewing the potential acquisition of Aventis. If the FTC believes that the share exchange would violate the U.S. antitrust law by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC has the authority to take such action under the U.S. antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of Aventis securities pursuant to the revised offers, the divestiture of Aventis securities acquired pursuant to the revised offers or the divestiture of substantial assets of Sanofi-Synthelabo or Aventis or their respective subsidiaries. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances.

      On April 13, 2004, Sanofi-Synthelabo announced that it had signed an agreement with GlaxoSmithKline to sell Sanofi-Synthelabo’s worldwide interests in Arixtra®, Fraxiparine®, and related assets in order to be able to respond to possible demands of the competition authorities. See “Recent Developments — Sale of Arixtra® and Fraxiparine®”.

      We filed our notification and report form under the HSR Act with respect to the offers on April 5, 2004. Accordingly, the 30-day waiting period under the HSR Act with respect to the offers was scheduled to expire at 11:59 p.m., New York City time, on May 5, 2004. Before the expiration of this deadline, however, as is standard practice when investigating a recommended transaction of this significance, the FTC extended the waiting period by requesting additional information and material from Sanofi-Synthelabo (a second request). As a result of this second request, the waiting period will expire at 11:59 p.m., New York City time, on the thirtieth calendar day after Sanofi-Synthelabo has substantially complied with this request, unless the waiting period is earlier terminated by the FTC. After that time, the waiting period may be extended only by court order or with the consent of Sanofi-Synthelabo. Pursuant to the agreement, dated April 25, 2004, Sanofi-Synthelabo and Aventis have agreed to, and they will, cooperate fully with the FTC’s investigation to resolve all remaining issues as promptly as possible. Sanofi-Synthelabo does not expect that the FTC’s issuance of the second request will delay or otherwise affect the closing of the revised offers, which Sanofi-Synthelabo expects will occur on or about the end of the second quarter of 2004.

      Based upon an examination of information available to Sanofi-Synthelabo relating to the businesses in which Sanofi-Synthelabo and Aventis and their respective subsidiaries are engaged, and based on the discussions that have taken place between Sanofi-Synthelabo and the FTC since December 2003, Sanofi-Synthelabo believes that it can obtain all U.S. antitrust regulatory approvals required for the acquisition of Aventis securities pursuant to the offers without materially impairing the value of the transaction to Sanofi-Synthelabo and its shareholders, including persons that become shareholders as a result of tendering their Aventis securities in the revised offers. Nevertheless, there can be no assurance that a challenge to the acquisition of Aventis securities pursuant to the revised offers on U.S. antitrust grounds will not be made or that, if such a challenge is made, Sanofi-Synthelabo will prevail. See “Risk Factors — Compliance with conditions and obligations imposed in connection with regulatory approvals could adversely affect the businesses of Sanofi-Synthelabo and Aventis.”

Other jurisdictions

      Sanofi-Synthelabo and Aventis have assets and sales in numerous jurisdictions throughout the world other than the European Union and the United States. Many of those jurisdictions have antitrust or competition laws that could require that notifications be filed and clearances obtained prior to completion of the proposed transaction. Other jurisdictions require filings following completion of the transaction. Appropriate filings have been or will be made in those jurisdictions where it is determined that a filing is required.

      The antitrust or competition laws of certain jurisdictions outside of the European Union and the United States permit relevant agencies to investigate and take proceedings in respect of transactions that are perceived to have an effect on competition in the jurisdiction. Although Sanofi-Synthelabo does not anticipate that there will be any investigations or proceedings that would have a material impact on the completion of the offers or the operations of Sanofi-Synthelabo or Aventis, there can be no assurance that such investigations or proceedings will not be initiated and, if initiated, will not have a material adverse impact on the completion of the offers or the operations of Sanofi-Synthelabo or Aventis.

Stock Exchanges

      Sanofi-Synthelabo ordinary shares are currently listed and admitted to trade on Euronext Paris. Sanofi-Synthelabo ADSs are currently listed and admitted to trade on the NYSE. Sanofi-Synthelabo will apply for the supplemental listing of the Sanofi-Synthelabo ordinary shares and Sanofi-Synthelabo ADSs to be issued in these offers on Euronext Paris and on the NYSE, as applicable, and will comply with all of the usual requirements of such exchanges within the time periods specified by such exchanges.

Securities Regulatory Authorities

      The revised offers for Aventis securities are being made in accordance with French and German laws and U.S. federal and state securities law. The Sanofi-Synthelabo ordinary shares, including Sanofi-Synthelabo ordinary shares to be represented by Sanofi-Synthelabo ADSs, to be issued to holders of Aventis ordinary shares who are resident in the United States and to holders of Aventis ADSs pursuant to the revised U.S. offer have been registered with the SEC. The Sanofi-Synthelabo ADSs to be issued to holders of Aventis ADSs pursuant to the revised U.S. offer will have been registered with the SEC when issued.

      The revised offers for Aventis securities are not being made to holders of Aventis securities in jurisdictions (including, without limitation, Japan and Italy) outside of France, Germany or the United States where the making or acceptance of such offers would not be in compliance with the laws of such jurisdictions. However, Sanofi-Synthelabo may seek exemption orders or take such other actions as it may deem necessary in order to extend the offers for Aventis securities to holders in such jurisdictions.

INTERESTS OF DIRECTORS, EXECUTIVE OFFICERS AND AFFILIATES

      The following information supplements and should be read in conjunction with the information set forth on page 144 of the prospectus dated April 9, 2004.

Interests of Directors, Executive Officers and Affiliates of Sanofi-Synthelabo

      Jean-Louis Dumas, a member of the board of directors of L’Oréal, owns 100 Aventis ordinary shares.

      Jean-Pierre Meyers, Vice Chairman of the Board of Directors of L’Oréal, is also Vice Chairman (“Vice-Président du Conseil d’Administration”) of Fondation Bettencourt Schueller. Françoise Bettencout Meyers, a member of the board of directors of L’Oréal, is the wife of Jean-Pierre Meyers. Liliane Bettencourt, a member of the board of directors of L’Oréal, is also Chairman (“Président du Conseil d’Administration”) of Fondation Bettencourt Schueller, Gespral S.A. and Clymène S.A. As of the date hereof, Fondation Bettencourt Schueller owns 3,745 Aventis ordinary shares; Gespral S.A. owns 4,400 Aventis ordinary shares; and Clymène S.A. owns 2,000 Aventis ordinary shares. On January 28, 2004, Clymène S.A. purchased 500 Aventis ordinary shares at an average purchase price of €58.30. The Aventis ordinary shares were purchased by an agent through a discretionary mandate.

      On February 13, 2004, François Vachey, Executive Vice President of Human Resources of L’Oréal, sold 705 Aventis ordinary shares for an average price of €62 per share in an open-market transaction effected through his account with BNP Paribas, and sold an additional 140 Aventis ordinary shares for an average price of €62 per share in an open-market transaction effected through his plan d’épargne en actions account.

MARKET PRICE AND DIVIDEND DATA

Market Prices

Sanofi-Synthelabo

      Sanofi-Synthelabo ordinary shares are listed on the Premier Marché of Euronext Paris under the symbol “SAN”. Sanofi-Synthelabo ADSs, each representing an ownership interest in one half of one Sanofi-Synthelabo ordinary share, are issued by The Bank of New York, as depositary, and are listed on the NYSE and trade under the symbol “SNY”.

      The table below sets forth the highest and lowest quoted prices of Sanofi-Synthelabo ordinary shares on the Premier Marché of Euronext Paris and the highest and lowest sales on the NYSE for the periods indicated.

	Sanofi-Synthelabo		Sanofi-Synthelabo
	Ordinary Shares (1)		ADSs (2)

	High	Low	High	Low

	(€ per		(U.S.$ per
	Sanofi-Synthelabo		Sanofi-Synthelabo
	ordinary share)		ADS)
Year ended December 31,
1999	48.10	34.13	—	—
2000	71.00	34.70	—	—
2001	86.50	52.60	—	—
2002	84.30	49.78	32.80	24.90
2003	60.00	41.50	37.92	22.53
Year ended December 31, 2002
First Quarter	84.30	69.15	—	—
Second Quarter	73.95	53.00	—	—
Third Quarter	65.85	49.78	32.80	24.90
Fourth Quarter	65.90	54.25	31.65	27.72
Year ended December 31, 2003
First Quarter	59.50	41.50	32.00	22.53
Second Quarter	58.20	46.32	33.67	25.65
Third Quarter	56.75	47.61	32.00	26.02
Fourth Quarter	60.00	50.80	37.92	30.26
Year ending December 31, 2004
First Quarter	63.25	52.90	40.10	32.23
Second Quarter (through May 27)	56.90	49.42	33.66	29.22
Year ended December 31, 2003
August	51.65	47.61	28.37	26.02
September	56.75	50.90	32.00	27.97
October	54.65	50.80	31.89	30.26
November	57.85	53.20	34.01	30.78
December	60.00	55.10	37.92	33.30
Year ending December 31, 2004
January	63.25	54.10	40.10	33.75
February	58.30	54.30	36.99	33.87
March	57.55	52.90	35.51	32.23
April	56.90	49.42	33.66	29.22
May (through May 27)	54.60	51.20	33.57	30.60

(1)	Price quotations for periods prior to May 1999 are for Sanofi ordinary shares.

(2)	Sanofi-Synthelabo ADSs began trading on NYSE on July 1, 2002.

Aventis

      Aventis ordinary shares are listed on the Premier Marché of Euronext Paris under the symbol “AVE”. Aventis ordinary shares are also listed to trade on the Frankfurt Stock Exchange and are also traded on the Xetra computerized trading system. Aventis ADSs, each representing an ownership interest in one Aventis ordinary share, are issued by Citibank N.A., as depositary and are listed on the NYSE, where they trade under the symbol “AVE”.

      The table below sets forth the reported high and low sales prices in euros of Aventis ordinary shares on the Premier Marché of Euronext Paris and the reported high and low sale prices in U.S. dollars of Aventis ADSs on the NYSE for the periods indicated.

	Aventis Ordinary
	Shares (1)		Aventis ADSs

	High	Low	High	Low

	(€ per Aventis		(U.S.$ per
	ordinary share)		Aventis ADS)
Year ended December 31,
1999	68.60	39.21	68.56	43.38
2000	95.40	47.28	87.50	45.50
2001	94.75	65.20	86.44	64.05
2002	85.95	47.60	74.21	48.00
2003	54.55	37.50	66.60	41.85
Year ended December 31, 2002
First Quarter	85.95	74.10	74.21	66.04
Second Quarter	80.25	62.75	72.06	62.59
Third Quarter	72.90	47.60	71.29	48.00
Fourth Quarter	64.95	49.60	62.08	51.07
Year ended December 31, 2003
First Quarter	54.55	37.50	56.79	41.85
Second Quarter	52.50	39.55	61.11	42.90
Third Quarter	49.66	43.07	56.01	47.64
Fourth Quarter	53.00	44.12	66.60	51.95
Year ended December 31, 2004
First Quarter	65.40	50.10	80.58	63.92
Second Quarter (through May 27)	66.55	60.35	79.83	71.46
Year ended December 31, 2003
August	46.41	43.07	51.99	47.64
September	49.66	44.05	56.01	49.17
October	47.42	44.12	55.30	51.95
November	49.51	45.29	58.42	52.41
December	53.00	48.06	66.60	58.00
Year ended December 31, 2004
January	63.60	50.10	78.75	63.92
February	63.35	59.45	80.58	75.50
March	65.40	60.80	79.52	74.06
April	66.55	60.35	79.80	71.46
May (through May 27)	65.05	62.40	79.83	74.60

(1)	For all periods prior to December 20, 1999, Aventis ordinary shares were traded under the name Rhône-Poulenc and the symbol “RP”.

Dividends

Sanofi-Synthelabo

      The following table sets forth the euro amount of net dividends paid on each Sanofi-Synthelabo ordinary share and the U.S. dollar amount of dividends paid on each Sanofi-Synthelabo ADS in respect of the years indicated.

	€ per Sanofi-
	Synthelabo Ordinary	U.S.$ per Sanofi-
	Share (1)(2)	Synthelabo ADS (4)

Year ended December 31,
2002	€0.84	$0.42
2001	0.66	—
2000	0.44	—
1999	0.32	—
1998	0.28 (3)	—

(1)	Translations of French francs into euro amounts are based on the fixed rate established by the European Council of Ministers of FF 6.55957 = €1.00.

(2)	Holders of record of Sanofi ordinary shares as of May 5, 1999 received a 4-for-1 stock split on their Sanofi ordinary shares.

(3)	Represents €1.12 per share dividend adjusted to give effect to 4-for-1 stock split.

(4)	Represents the net dividend paid in U.S. $, net of French tax withheld, assuming 15% rate under French Treaty. Does not include any amount paid in respect of avoir fiscal. (Source: Bloomberg). For further information on tax treatment of dividends on ADSs, see “Item 10.E. Taxation — Taxation of U.S. Investors — Dividends” in Sanofi-Synthelabo’s Annual Report on Form 20-F for the year ended December 31, 2003, which is incorporated into this prospectus supplement by reference.

     On February 16, 2004, Sanofi-Synthelabo announced that the annual general meeting of shareholders would be asked to approve a net dividend of €1.02 per share in respect of Sanofi-Synthelabo’s 2003 results. On April 15, 2004, Sanofi-Synthelabo announced that in accordance with a resolution adopted on February 13, 2004, at its meeting held on April 14, 2004, the board of directors of Sanofi-Synthelabo had decided to distribute an interim dividend of €0.97 per Sanofi-Synthelabo ordinary share to be paid on May 5, 2004. See “Recent Developments — Dividends”.

     Aventis

      The following table sets forth the euro amount of net dividends paid on each Aventis ordinary share and the U.S. dollar amount of dividends paid on each Aventis ADS in respect of the years indicated.

	€ per Aventis	U.S.$ per Aventis
	Ordinary Share (1)(2)	ADSs (3)

Year ended December 31,
2002	0.70	0.70
2001	0.58	0.47
2000	0.50	0.37
1999	0.45	0.37
1998	0.61	0.54

(1)	For all periods prior to December 20, 1999, Aventis ordinary shares were traded under the name Rhône-Poulenc and the symbol “RP”.

(2)	Translations of French francs into euro amounts are based on the fixed rate established by the European Council of Ministers of FF 6.55957 = €1.00.

(3)	Represents the net dividend paid in U.S.$, net of French tax withheld, assuming 15% rate under French Treaty. Does not include any amount paid in respect of avoir fiscal. Translated solely for convenience into U.S. dollars at the noon buying rates on the respective dividend payment dates, or on the following business day if such date was not a business day in France or the United States. The actual amount paid is determined by the exchange rate on the payment date. The noon buying rate may differ from the rate that may be used by the Ordinary Share Depositary to convert euros to dollars for purposes of making payments to holders of Aventis ADSs. For further information reported by Aventis on its dividends, including the historic tax treatment of dividends on Aventis ADSs, see Item 8 “Financial Information — Dividends on Ordinary Shares” in Aventis’s Annual Report on Form 20-F for the year ended December 31, 2003.

     On April 2, 2004, Aventis announced that its Supervisory Board has proposed a resolution authorizing a dividend of €0.82 per share in respect of Aventis’s 2003 results, to be presented to Aventis shareholders for their approval at the next Aventis general meeting of shareholders, which has now been scheduled for June 11, 2004. Pursuant to the agreement between Aventis and Sanofi-Synthelabo, dated April 25, 2004, Aventis has agreed to reschedule this meeting, as well as the record and payment dates for the dividend with respect to Aventis’s 2003 results. See “Recent Developments — Dividends”.

NON-GAAP FINANCIAL MEASURE

Adjusted Net Income

      In addition to the strategic rationale for the offers discussed above, the Sanofi-Synthelabo board of directors also considered the impact of the acquisition of Aventis on the economic performance of the combined core businesses of Aventis and Sanofi-Synthelabo and the effect of the terms of the revised offer on that performance. In particular, the board of directors compared the adjusted pro forma combined net income of the core business, after giving effect to the combination of Sanofi-Synthelabo and Aventis on the terms of the original offers, with the adjusted pro forma combined net income of the core business, after giving effect to the combination of Sanofi-Synthelabo and Aventis on the terms of the revised offers.

      Sanofi-Synthelabo defines “core business” as the combination of Sanofi-Synthelabo’s activities and Aventis’s activities in prescription drugs and human vaccines, together with Aventis’s 50% interest in Merial, its animal health joint venture with Merck & Co., and its corporate activities. The non-core segment therefore consists of legacy Aventis businesses that Aventis already considers as non-core activities and with respect to which Sanofi-Synthelabo intends to continue Aventis’s program of divestitures. See “Plans for Aventis After the Completion of this Offer, the French Offer and the German Offer”. Sanofi-Synthelabo believes that the presentation of a segmentation between its core and non-core businesses will enhance investors’ understanding of the business on a comparative basis, as Aventis has reported its results in this manner in the past. Sanofi-Synthelabo also believes that the presentation of the performance of the combined company’s entire pharmaceutical business, in addition to its GAAP consolidated results, will enhance comparability with Sanofi-Synthelabo’s historic performance because Sanofi-Synthelabo has operated in one business segment: the research and development, production, marketing and sale of pharmaceutical products. Sanofi-Synthelabo believes the non-core segment will disappear in the medium term on completion of the planned divestitures and notes that Aventis has already announced its intention to end the distinction between “core” and “non-core” as of first quarter 2004.

      Sanofi-Synthelabo also believes that investors’ understanding of Sanofi-Synthelabo’s performance following the acquisition of Aventis will be enhanced by disclosing “adjusted net income” for Sanofi-Synthelabo’s core business. Sanofi-Synthelabo defines “adjusted net income”, a non-GAAP financial measure, as net income as determined under French GAAP (which will include under the equity method Aventis’s 50% interest in the earnings of Merial), excluding the impact of purchase accounting for the Aventis acquisition and acquisition-related integration and restructuring costs. Sanofi-Synthelabo views adjusted net income as an operating performance measure and believes that the most directly comparable French GAAP measure is net income.

      Adjusted net income excludes the effects of purchase-accounting treatments under French GAAP related to the acquisition of Aventis. The purchase-accounting effects on net income will primarily relate to the one-time charge for purchased in-process research and development, the charges to cost of goods sold from the workdown of purchased inventory that was written up to fair value, the charges related to the amortization of Aventis’s goodwill and the charges related to the amortization of Aventis’s definite-lived intangible assets. Sanofi-Synthelabo believes that excluding these non-cash charges will enhance an investor’s understanding of Sanofi-Synthelabo’s underlying economic performance after the combination with Aventis because the excluded charges are not considered by management and the board of directors of Sanofi-Synthelabo to reflect the combined entity’s ongoing operating performance after the business combination. Rather, management and the board of directors of Sanofi-Synthelabo consider that each of the excluded fixed, non-cash charges reflects the decision, in 2004, to acquire the businesses of Aventis.

      Sanofi-Synthelabo also believes (subject to the material limitations discussed below) that disclosing “adjusted net income” will also enhance the comparability of its ongoing operating performance. The elimination of the non-recurring items (the one-time charge for purchased in-process research and development and the charges to cost-of-goods sold resulting from the workdown of purchased inventory that was written up to fair value) will enhance comparability after the combination from one period to the other. The elimination of the amortization of goodwill resulting from the acquisition of Aventis will also enhance comparability (1) across periods after the combination (because in April 2005, Sanofi-Synthelabo will be required to publish its financial statements under IFRS, and it is presently expected that, under IFRS, goodwill will no longer be amortized) and (2) relative to its peers in the pharmaceutical industry (many of which, including Eli Lilly, Johnson & Johnson, Pfizer, Bristol Myers Squibb, Abbott, Wyeth, Merck & Co. and Schering Plough, report their results under U.S. GAAP, under which accounting principles goodwill is not amortized). Lastly, Sanofi-Synthelabo believes that the elimination of charges related to the amortization of Aventis’s definite-lived intangible assets will also enhance the comparability of its ongoing operating performance relative to its peers in the pharmaceutical industry that carry these intangible assets (principally patents and trademarks) at low book values either because they are the result of in-house research and development that has already been expensed in prior periods or because they were acquired through business combinations that were accounted as poolings-of-interest.

      Sanofi-Synthelabo anticipates that the acquisition of Aventis will give rise to significant integration and restructuring costs. Sanofi-Synthelabo intends to exclude these costs from adjusted net income because these integration and restructuring costs will be directly and only incurred in connection with this transaction and Sanofi-Synthelabo reasonably believes that these costs will disappear or become immaterial within eighteen months. Assuming Sanofi-Synthelabo gains control of Aventis by June 30, 2004, Sanofi-Synthelabo currently expects to have incurred substantially all of the integration and restructuring costs by the end of 2005. The costs will occur over an eighteen-month period because of the unusual complexity and size of this global business combination and the highly regulated nature of our operations. It is not the business or past practice of Sanofi-Synthelabo to restructure on a continuous basis. The last material integration and restructuring costs incurred arose out of the May 1999 merger between Sanofi and Synthelabo and were substantially expensed by the end of 2001, in accordance with the expectations of management at the time of that merger. Since 2001, there have been no material restructuring charges.

      Management intends to use adjusted net income to manage and to evaluate Sanofi-Synthelabo’s performance and believes it is appropriate to disclose this non-GAAP financial measure, as a supplement to its French GAAP reporting, to assist investors with their analysis of the factors and trends affecting Sanofi-Synthelabo’s business performance. On completion of the acquisition of Aventis, management intends to revise the format of its internal management reporting to include this measure as a subtotal and will consider adjusting its segment information in accordance with SFAS 131 criteria to take into account this revised format. Management expects to use the measure as a component in setting incentive compensation targets, because it better measures the underlying operational performance of the business and excludes charges over which managers have no control. Management also intends that, after the acquisition of Aventis, future earnings guidance for the combined entity will be given on the basis of non-GAAP adjusted net income. As announced on January 26, 2004, management also intends to use adjusted net income to manage and analyze dividend policy for the combined group. After the acquisition of Aventis, in general, and subject to any applicable legal restrictions on distributions, Sanofi-Synthelabo intends to propose that its shareholders approve an annual dividend determined as a percentage of adjusted net income achieved in respect of the relevant year and management intends to manage and analyze dividends paid as a ratio of non-GAAP adjusted net income, which it believes provides a consistent basis for comparison across periods. Accordingly, management believes that an investor’s understanding of the evolution of Sanofi-Synthelabo’s dividend policy will be enhanced by disclosing non-GAAP adjusted net income.

      Sanofi-Synthelabo reminds investors, however, that non-GAAP adjusted net income should not be considered in isolation from, or as a substitute for, net income reported in accordance with French GAAP. In addition, Sanofi-Synthelabo strongly encourages investors and potential investors, including holders of Aventis ordinary shares, not to rely on any single financial measure but to review its financial statements, including the notes thereto, and its other publicly-filed reports carefully and in their entirety.

      There are material limitations associated with the use of non-GAAP adjusted net income as compared to the use of French GAAP net income in evaluating Sanofi-Synthelabo’s performance, as described below:

•	The results presented by non-GAAP adjusted net income cannot be achieved without incurring the following costs that the measure excludes:

•	Amortization of identifiable intangible assets acquired from Aventis. Although this amortization is a non-cash charge, it is important for investors to consider it because it represents an allocation in each reporting period of a portion of the purchase price that we will pay for the identifiable intangible assets of Aventis (principally patents and trademarks). Sanofi-Synthelabo estimates that it will pay an aggregate of €31,000 million for these intangible assets (which, in general, will be amortized over their useful lives ranging from 7 to 17 years). A large part of our revenues after the combination could not be generated without owning these assets. Also, a significant portion of the purchase price paid for these assets will be financed by debt obligations which will need to be repaid in cash in the future. Further, if we do not continuously replace revenue-generating intangible assets as they become unproductive (for example, through researching and developing new pharmaceutical products), we may not be able to maintain or grow our revenues.

•	Integration and restructuring costs. Non-GAAP adjusted net income will not reflect any integration and restructuring costs even though it will reflect any synergies that may arise from the combination of Sanofi-Synthelabo and Aventis.

•	The difference in treatment of similar charges may complicate the use of non-GAAP adjusted net income as a comparative measure:

•	Amortization of identifiable intangible assets. Non-GAAP adjusted net income will reflect amortization charges related to intangible assets that Sanofi-Synthelabo owns at the time that it acquires Aventis (and to intangible assets that it may acquire after that acquisition), even though non-GAAP adjusted net income will not reflect the amortization charges related to identifiable intangible assets acquired from Aventis.

•	Amortization of Goodwill. Non-GAAP adjusted net income will reflect the amortization of goodwill that Sanofi-Synthelabo has recorded on its accounts at the time that it acquires Aventis (and the amortization of goodwill that Sanofi-Synthelabo may acquire after that acquisition), even though non-GAAP adjusted net income will exclude the amortization of goodwill that arises as a result of the acquisition of Aventis.

      Sanofi-Synthelabo will compensate for the above described material limitations by using non-GAAP adjusted net income only to supplement its French GAAP financial reporting (and any reconciliation of French GAAP results to U.S. GAAP that Sanofi-Synthelabo is required to make under the rules of the SEC) and by ensuring that its disclosures provide sufficient information for a full understanding of all adjustments included in non-GAAP adjusted net income. In addition, subject to applicable law, Sanofi-Synthelabo may in the future decide to report additional non-GAAP financial measures which, in combination with non-GAAP adjusted net income, may compensate further for some of the material limitations described above.

      In determining the level of future dividend payments, and in analyzing dividend policy on the basis of non-GAAP net income, Sanofi-Synthelabo’s management intends to take into account the fact that a significant portion (approximately €16 billion) of the purchase price paid for Aventis (including the purchase price allocated to identifiable intangible assets and goodwill) will have been financed under the credit facility and that this borrowed money will have to be repaid in cash in the medium term. See “Source and Amount of Funds”. Further, management intends to take into account the fact that the adjustments reflected in non-GAAP adjusted net income have no effect on the underlying amount of cash available to pay dividends, and that although the adjustments relating to the elimination of the effect of the purchase accounting treatment of the Aventis acquisition represent non-cash charges, the adjustments relating to integration and restructuring costs may represent significant cash charges in the periods immediately following the closing of the offers.

      Because non-GAAP adjusted net income is not a standardized measure, it may not be comparable with the non-GAAP financial measures of other companies having the same or a similar name.

      A reconciliation between pro forma combined net income, as reported under French GAAP, reflecting the combination of Sanofi-Synthelabo and Aventis, and adjusted pro forma combined net income, showing the breakdown between core and non-core business, as considered by the Sanofi-Synthelabo board of directors on April 24, 2004, follows:

	Aventis Acquired Pursuant to			Aventis Acquired Pursuant to
	Original Offers			Revised Offers

	For the Year Ended			For the Year Ended
	December 31, 2003			December 31, 2003

	Non-core	Core	Pro forma	Non-core	Core	Pro forma
	business	business	combined	business	business	combined

	(In millions of euros, except per share data)
Pro forma combined net income (French GAAP) (1)	(543)	(2,652)	(3,195)	(543)	(3,032)	(3,575)
Less: Significant purchase accounting treatments:
• To eliminate one-time charge for purchased In-Process R&D	—	4,000	4,000	—	4,000	4,000
• To eliminate the charges from the workdown of purchased inventory that was written-up to fair value, net of tax	—	1,356	1,356	—	1,356	1,356
• To eliminate the charges related to the amortization of Aventis’s goodwill	—	687	687	—	908	908
• To eliminate the charges related to the amortization of Aventis’s intangible assets, net of tax	—	1,972	1,972	—	1,972	1,972
• To eliminate the estimated gain on the planned disposal of Arixtra®, Fraxiparine® and related assets, net of tax	—	(145)	(145)	—	(145)	(145)
Total significant purchase accounting treatments:	—	7,870	7,870	—	8,091	8,091
Adjusted pro forma combined net income	(543)	5,218	4,675	(543)	5,059	4,516
Earnings per share, based on adjusted pro forma combined net income
Basic	(0.40)	3.86	3.46	(0.40)	3.74	3.34
Diluted	(0.40)	3.85	3.45	(0.40)	3.73	3.33

(1)	For details of how the pro forma combined net income for the periods presented to the board of directors is derived, please see “Unaudited Pro Forma Condensed Combined Financial Statements of Sanofi-Synthelabo and Aventis”.

     The adjusted pro forma combined net income is based on preliminary assumptions that Sanofi-Synthelabo made, on the basis of limited publicly available information. In particular, with the exception of the amortization of goodwill, all other purchase accounting adjustments, and in particular those relating to inventories and amortization of existing intangible assets, are entirely allocated to the core business.

VALIDITY OF THE SECURITIES

      The validity of the Sanofi-Synthelabo ordinary shares (including those represented by Sanofi-Synthelabo ADSs) to be issued pursuant to the revised offers has been passed upon by Laurent Cohen-Tanugi, Sanofi-Synthelabo’s General Counsel & Senior Vice President — Legal Affairs.

EXPERTS

      The consolidated financial statements of Sanofi-Synthelabo incorporated into this prospectus supplement by reference to Sanofi-Synthelabo’s Annual Report on Form 20-F for the year ended December 31, 2003, have been so incorporated in reliance on the joint reports of PricewaterhouseCoopers Audit (Paris, France), independent accountants, and Ernst & Young Audit (Paris, France), independent accountants, given on the authority of said firms as experts in auditing and accounting.

      The consolidated financial statements of Aventis incorporated into this prospectus supplement by reference to Aventis’s Annual Report on Form 20-F for the year ended December 31, 2003 have been so incorporated in reliance on the reports of PricewaterhouseCoopers Audit (Paris, France), independent accountants, given on the authority of said firm as experts in auditing and accounting.

ADDITIONAL INFORMATION FOR SECURITYHOLDERS

Where You Can Find More Information

      Each of Sanofi-Synthelabo and Aventis files annual and special reports and certain other information with the SEC. You may read and copy any reports, statements or other information on file at the SEC’s Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the availability of the Public Reference Room. The SEC maintains an Internet site at the URL http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The Sanofi-Synthelabo ADSs and Aventis ADSs are listed on the NYSE and, consequently, the annual and special reports and other information filed by Sanofi-Synthelabo and Aventis with the SEC can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

      Sanofi-Synthelabo has filed a registration statement on Form F-4 with the SEC (SEC file no. 333-112314) to register the Sanofi-Synthelabo ordinary shares (including those that will be represented by Sanofi-Synthelabo ADSs) that holders of Aventis securities will receive following completion and acceptance of the revised U.S. offer. The prospectus dated April 9, 2004 is part of that registration statement on Form F-4 and, as supplemented by this prospectus supplement, constitutes a prospectus of Sanofi-Synthelabo. This prospectus supplement and the prospectus dated April 9, 2004 do not contain all of the information set forth in the registration statement, some parts of which are omitted in accordance with the rules and regulations of the SEC. For further information, you should refer to the registration statement. On April 12, 2004, on the commencement of the original U.S. offer, Sanofi-Synthelabo filed with the SEC a tender offer statement on Schedule TO, which Sanofi-Synthelabo has amended and will continue to amend from time to time during the pendency of the revised U.S. offer, as required by law and regulations.

Incorporation of Certain Documents by Reference

      The SEC permits us to “incorporate by reference” information into this prospectus supplement, which means that we can disclose important information to you by referring you to another document previously filed with or furnished to the SEC. The information incorporated by reference is deemed to be a part of this prospectus supplement, except for any information superseded by information contained in this prospectus supplement. This prospectus supplement incorporates by reference the documents set forth below that Sanofi-Synthelabo and Aventis have previously filed with or furnished to the SEC. These documents contain important information about Sanofi-Synthelabo and Aventis and their financial condition.

Sanofi-Synthelabo SEC Filings (Commission
File No. 001-31368; CIK no. 0001121404)	Period

Annual Report on Form 20-F	Year ended December 31, 2003, filed on April 2, 2004.

Reports on Form 6-K	Furnished on January 7, 2004, January 8, 2004, January 12, 2004, January 20, 2004, January 29, 2004, February 4, 2004, February 16, 2004, March 9, 2004, March 10, 2004, March 19, 2004, March 23, 2004, March 31, 2004, April 5, 2004, April 12, 2004, April 13, 2004, April 15, 2004, April 22, 2004, April 26, 2004, April 27, 2004, May 4, 2004, May 5, 2004, May 14, 2004, May 21, 2004 and May 26, 2004.
Registration Statement on Form 20-F	Filed with the SEC on June 25, 2002.

Aventis SEC Filings (Commission File No. 001-10378; CIK
no. 0000807198)	Period

Annual Report on Form 20-F	Year ended December 31, 2003, filed on March 8, 2004.

Reports on Form 6-K	January 2, 2004, January 20, 2004 (two reports), January 26, 2004, January 28, 2004, February 17, 2004, March 5, 2004 (four reports), March 8, 2004 (two reports), March 9, 2004, March 10, 2004, March 25, 2004, March 26, 2004, April 2, 2004 (two reports), April 5, 2004, April 19, 2004, April 22, 2004, April 30, 2004, May 5, 2004, May 12, 2004, May 14, 2004 and May 21, 2004.

      We also incorporate by reference into this prospectus supplement any Annual Report on Form 20-F and any Reports on Form 6-K specifically designating that they are to be incorporated that Sanofi-Synthelabo or Aventis may file with the SEC after the date of this prospectus supplement until the termination or expiration of the revised U.S. offer.

      You may obtain copies of any of the documents incorporated by reference into this prospectus supplement through Sanofi-Synthelabo or the SEC. Sanofi-Synthelabo makes available free of charge through its Internet site, accessible at the URL http://www.sanofi-synthelabo.com, all of Sanofi-Synthelabo’s annual reports and current reports filed with or furnished to the SEC as soon as reasonably practicable after those reports are electronically submitted to the SEC.

      You may also obtain documents incorporated by reference into this prospectus supplement at no cost by requesting them in writing or by telephone at the following address:

MacKenzie Partners, Inc.

105 Madison Avenue New York, New York 10016
(212) 929-5500 (Call Collect)
or
Call Toll-Free: (800) 322-2885
Email: proxy@mackenziepartners.com

      If you would like to receive documents before the expiration of the revised U.S. offer, please make your request by no later than June 23, 2004, five business days before the expiration date of the revised offers.

      You should rely only on the information contained in, or incorporated by reference into, this prospectus supplement and the prospectus dated April 9, 2004, to decide whether to participate in the revised U.S. offer. We have not authorized anyone to provide you with information that is different from that which is contained in, or incorporated by reference into, this prospectus supplement or the prospectus dated April 9, 2004. This prospectus supplement is dated May 27, 2004. You should not assume that the information contained in, or incorporated by reference into, this prospectus supplement is accurate as of any date other than that date, and neither the mailing of this prospectus supplement to shareholders nor the issuance of Sanofi-Synthelabo ordinary shares, including Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs, in the revised U.S. offer shall create any implication to the contrary.

SERVICE OF PROCESS AND

ENFORCEABILITY OF CIVIL LIABILITIES UNDER U.S. SECURITIES LAWS

      Sanofi-Synthelabo is a limited liability corporation (société anonyme) organized under the laws of France. Sanofi-Synthelabo’s directors and officers, as well as certain experts named in this prospectus, are not citizens or residents of the United States, and all or a substantial part of the assets of these individuals may be located outside the United States. Also, a large part of Sanofi-Synthelabo’s assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on such persons within the United States. It may also be difficult to enforce against them, either inside or outside the United States, judgments obtained against them in U.S. courts, or to enforce in U.S. courts, judgments obtained against them in courts in jurisdictions outside the United States, in any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in France, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws. Actions for enforcement of foreign judgments against such persons would require such persons who are of French nationality to waive their right under Article 15 of the French Civil Code to be sued only in France. We believe that no such French person has waived such right with respect to actions predicated solely upon U.S. federal securities laws. In addition, actions in the United States under the U.S. federal securities laws could be affected under certain circumstances by the French law of July 26, 1968, as amended, which may preclude or restrict the obtaining of evidence in France or from French persons in connection with such actions. Additionally, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in France.

WHO CAN HELP ANSWER MY QUESTIONS?

      If you have more questions about the revised U.S. offer, you should contact the information agent at the address or telephone numbers set forth in the inside front cover of this prospectus supplement under “Information Incorporated by Reference”.

      Additional copies of this prospectus supplement, the prospectus dated April 9, 2004, the ADS letter of transmittal and the forms of acceptance may be obtained from the information agent, brokers, dealers, commercial banks or trust companies.

To obtain timely delivery of these documents, you must request them no later than June 23, 2004.

      The U.S. ADS exchange agent for the U.S. offer is:

THE BANK OF NEW YORK

By Mail: The Bank of New York Aventis Exchange P.O. Box 859208 Braintree, MA 02185-9208	By Overnight Delivery: The Bank of New York Aventis Exchange 161 Bay State Road Braintree, MA 02184	By Hand: Reorganization Services 101 Barclay Street Receive and Deliver Window Street Floor New York, New York 10286
For Notice of Guaranteed Delivery By Facsimile: (for Eligible Institutions Only) (781) 330-3388 For confirmation telephone: (781) 843-1833 ext. 0

The Information Agent for the U.S. offer is

105 Madison Avenue
New York, New York 10016

(212) 929-5500 (Call Collect)

or
Call Toll-Free (800) 322-2885
Email: proxy@mackenziepartners.com

The Joint Dealer-Managers for the U.S. offer are:

Merrill Lynch & Co.

4 World Financial Center New York, New York 10080 Toll-Free Call: (866) 276-1462	The Equitable Tower, 787 Seventh Avenue New York, New York 10019 (212) 841-3700